Registration No. 333-34597

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ------------

                                    FORM S-1
                                 AMENDMENT NO. 5
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                                  ------------

                                 AGRITOPE, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

         Delaware                      8731                     93-0820945
(STATE OF INCORPORATION)   (PRIMARY STANDARD INDUSTRIAL   IRS EMPLOYER IDENTIFI-
                            CLASSIFICATION CODE NUMBER)       CATION NUMBER)

               8505 S.W. Creekside Place, Beaverton, Oregon 97008
                                 (503) 641-6115
                        (ADDRESS, INCLUDING ZIP CODE, AND
                     TELEPHONE NUMBER, INCLUDING AREA CODE,
                       OF REGISTRANT'S PRINCIPAL EXECUTIVE
                                    OFFICES)

     Adolph J. Ferro, Ph.D., Chairman, President and Chief Executive Officer
                                 Agritope, Inc.
               8505 S.W. Creekside Place, Beaverton, Oregon 97008
                                 (503) 641-6115
            (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                   Copies to:



Erich W. Merrill, Jr.                              Brian G. Booth
Miller, Nash, Wiener, Hager                        Tonkon Torp LLP
& Carlsen LLP                                      Suite 1600
111 S.W. Fifth Avenue                              888 S.W. Fifth Avenue
Portland, Oregon  97204-3699                       Portland, Oregon 97204
(503) 224-5858                                     (503) 221-1440


                  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED
               DISTRIBUTION TO THE PUBLIC: As soon as practicable
                  after the effective date of this Registration
                                   Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |-|

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |-| --------

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |-| --------------------------

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |-|


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.
                =================================================

                              [Epitope letterhead]


                                     [Date]


Dear Shareholder:

         We are pleased to inform you that the Board of Directors has authorized a spin-off of the Company's wholly owned subsidiary, Agritope, Inc. To effect the spin-off, Epitope, Inc. is distributing the Agritope Common Stock it now holds to Epitope shareholders as a dividend. After the distribution, Agritope will operate as an independent public company.


         You will receive one share of Agritope Common Stock for every five shares of Epitope Common Stock that you owned on the record date of December ---, 1997. You will receive cash instead of fractional shares of Agritope Common Stock. The Company has received an opinion of counsel that the spin-off will be tax-free to most shareholders, except for cash received for any fractional shares. You should consult your own tax advisor about the tax consequences of the spin-off to you.

         In connection with the spin-off, Agritope is raising working capital by selling newly issued Agritope common and preferred stock to certain investors and a strategic partner. Agritope could not operate as an independent company without this additional working capital. Shares of preferred stock sold to the strategic partner will be convertible into common stock on a share-for-share basis, subject to adjustment in certain events.

         The shares being distributed to Epitope shareholders as a dividend are expected to represent between 53 percent and 63 percent of the Agritope voting stock outstanding after the distribution and sales of common and preferred stock are completed. The exact percentage will depend on the extent to which an option to purchase additional shares of preferred stock is exercised, as more fully described in the attached Information Statement/Prospectus.


         You do not need to take any action for the spin-off to occur. You do not have to pay for the shares of Agritope Common Stock that you will receive, nor do you have to surrender or exchange shares of Epitope Common Stock in order to receive shares of Agritope Common Stock. The number of shares of Epitope Common Stock you own will not change as a result of the spin-off.

         The   attached   Information    Statement/Prospectus   gives   detailed
information about Agritope and the spin-off. We encourage you to read it carefully.

                                       Very truly yours,



                                       Roger L. Pringle
                                       Chairman

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Information Statement/Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

                 SUBJECT TO COMPLETION, DATED DECEMBER 19, 1997.

                        INFORMATION STATEMENT/PROSPECTUS

                                 AGRITOPE, INC.

              DISTRIBUTION OF UP TO -------- SHARES OF COMMON STOCK
               OF AGRITOPE, INC. TO SHAREHOLDERS OF EPITOPE, INC.

                          ----------------------------

     This Information Statement/Prospectus is being furnished to the shareholders of Epitope, Inc. ("Epitope"), in connection with the spin-off of Epitope's wholly owned subsidiary, Agritope, Inc. ("Agritope" or the "Company"). The spin-off will be accomplished through a dividend distribution (the "Distribution") to Epitope shareholders of all the Agritope common stock, par value $.01 per share, including associated preferred stock purchase rights ("Agritope Common"), held by Epitope. As a result of the Distribution, Agritope will cease to be a subsidiary of Epitope and will operate as an independent public company. Neither Epitope nor Agritope will receive any cash or other proceeds from the Distribution.


     Epitope will make a distribution to holders of record of Epitope common stock, no par value ("Epitope Stock"), on December ---, 1997 (the "Record Date") of one share of Agritope Common, including one preferred stock purchase right, for every five shares of Epitope Stock outstanding. On the Record Date, Epitope had outstanding ------------ shares of Epitope Stock, its only outstanding class of stock. Therefore, an aggregate of approximately 2.7 million shares of Agritope Common will be issued in the Distribution.

     In order to finance the operations of Agritope after the Distribution, Agritope has entered into agreements for the sale of 1,343,704 shares of Agritope Common to certain foreign investors (the "Regulation S Sale") pursuant to the Regulation S exemption ("Regulation S") under the Securities Act of 1933, as amended (the "Securities Act"). The shares will be sold at a price of $7 per share for an aggregate price of $9.4 million. Agritope expects to receive proceeds from the Regulation S Sale immediately following the Distribution.

     In connection with a research and development collaboration, Agritope and Vilmorin & Cie ("Vilmorin"), an affiliate of Groupe Limagrain, have entered into an agreement for the sale under Regulation S of 214,285 shares of Agritope Series A Preferred Stock ("Series A Convertible Preferred") at a price of $7 per share for an aggregate purchase price of $1.5 million (the "Preferred Stock Sale"). Agritope expects to receive proceeds of the Preferred Stock Sale three business days following the Distribution Date. In addition, Agritope has granted Vilmorin an option (the "Series A Option"), exercisable by Vilmorin or its designees and expiring January 15, 1998, to purchase up to 785,715 additional shares of Series A Convertible Preferred at a price of $7 per share. Vilmorin will own 19.9 percent of the outstanding Agritope voting stock if it exercises the Series A Option in full. Series A Convertible Preferred has preemptive rights and the right to elect a director, but otherwise has rights substantially equivalent to Agritope Common and is convertible at any time into shares of Agritope Common on a share-for-share basis, subject to adjustment upon the occurrence of certain events. Holders of Series A Convertible Preferred will vote on an "as converted" basis with holders of Agritope Common. Vilmorin has been exempted from triggering the Company's stockholder rights plan under certain circumstances.

     The Epitope board of directors (the "Epitope Board") believes that the funds raised in the Regulation S Sale are sufficient to finance the operations of Agritope as a separate business for a period of not less than two years following the Distribution, although no assurance to that effect can be given. Agritope could not operate as an independent entity without such financing. Following the Regulation S Sale and the Preferred Stock Sale, the Agritope Common to be issued in the Distribution will represent between 53 percent and 63 percent of outstanding Agritope voting stock, depending on the extent to which the Series A Option is exercised. Shares sold in the Regulation S Sale will represent between 27 percent and 32 percent of outstanding Agritope voting stock, depending on the extent to which the Series A Option is exercised.

     Fractional shares of Agritope Common will not be issued in the Distribution. If the aggregate number of shares due an Epitope shareholder of record includes a fraction of a share, Epitope will pay the cash value of the fractional share to the holder, based on a price of $7 per share of Agritope Common. Shareholders who own their stock in "street name" through a broker or other nominee listed as the holder of record will have their fractional shares handled according to the practices of the broker or nominee.

     Currently, no public market for Agritope Common exists. Agritope has applied to have Agritope Common approved for quotation on The Nasdaq SmallCap Market under the symbol "AGTO." Agritope Common received in the Distribution will be freely tradeable by nonaffiliates of Agritope.
                          ----------------------------

    PERSONS RECEIVING THIS INFORMATION STATEMENT/PROSPECTUS SHOULD CAREFULLY CONSIDER THE FACTORS SPECIFIED UNDER THE CAPTION "RISK FACTORS" ON PAGE .
                          ----------------------------

    NO VOTE OF SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THE DISTRIBUTION. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY.
                          ----------------------------

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION,
           NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
           SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
       OF THIS INFORMATION STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.
                           --------------------------

              The date of this Information Statement/Prospectus is
                              December ---, 1997.


                                                     TABLE OF CONTENTS
                                                                                                             PAGE

AVAILABLE INFORMATION.........................................................................................  1

NOTE REGARDING FORWARD-LOOKING STATEMENTS.....................................................................  1

SUMMARY.......................................................................................................  2
     The Distribution.........................................................................................  2
     Agritope ................................................................................................  6
     Summary of Risk Factors..................................................................................  6
     Summary Financial Data...................................................................................  8

RISK FACTORS..................................................................................................  9

INTRODUCTION.................................................................................................. 14

THE DISTRIBUTION.............................................................................................. 15
     Reasons for the Distribution............................................................................. 15
     Manner of Effecting the Distribution..................................................................... 16
     Trading of Agritope Common............................................................................... 16
     Certain Federal Income Tax Consequences.................................................................. 17

REGULATION S SALE............................................................................................. 20

SALE OF SERIES A CONVERTIBLE PREFERRED........................................................................ 20

RELATIONSHIP BETWEEN AGRITOPE AND EPITOPE AFTER THE DISTRIBUTION.............................................. 21
     Separation Agreement..................................................................................... 21
     Employee Benefits Agreement.............................................................................. 22
     Tax Allocation Agreement................................................................................. 24
     Transition Services Agreement............................................................................ 24

SELECTED FINANCIAL DATA....................................................................................... 25

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS............................... 26
     Overview ................................................................................................ 26
     Results of Operations.................................................................................... 27
     Liquidity and Capital Resources.......................................................................... 28

DESCRIPTION OF BUSINESS....................................................................................... 30
     General  ................................................................................................ 30
     Agritope Biotechnology Program........................................................................... 30
     Commercialization Strategy............................................................................... 36
     Grants and Contracts..................................................................................... 36
     Vinifera ................................................................................................ 37


                                                         - i -


     Competition.............................................................................................. 37
     Government Regulation.................................................................................... 37
     Patents and Proprietary Information...................................................................... 39
     Personnel................................................................................................ 39
     Scientific Advisory Board................................................................................ 40
     Properties............................................................................................... 40
     Legal Proceedings........................................................................................ 40

DIVIDEND POLICY............................................................................................... 41

TRANSFER AGENT................................................................................................ 41

MANAGEMENT.................................................................................................... 42
     Directors and Executive Officers......................................................................... 42
     Committees of the Board.................................................................................. 44
     Compensation of Directors................................................................................ 45
     Executive Compensation................................................................................... 45
     Grants of Options to Purchase Agritope Common............................................................ 46
     Aggregated Option Exercises in Last Fiscal Year and Outstanding Options for Agritope
              Common.......................................................................................... 47
     Employment; Change in Control Agreements................................................................. 47

1997 STOCK AWARD PLAN......................................................................................... 48
     General  ................................................................................................ 48
     Purpose  ................................................................................................ 48
     Awards and Eligibility................................................................................... 48
     New Options.............................................................................................. 48
     Description of Terms of Awards........................................................................... 49
     Federal Income Tax Consequences.......................................................................... 50

1997 EMPLOYEE STOCK PURCHASE PLAN............................................................................. 52
     General  ................................................................................................ 52
     Purpose  ................................................................................................ 52
     Subscriptions............................................................................................ 52
     Federal Income Tax Consequences.......................................................................... 53

EMPLOYEE STOCK OWNERSHIP PLAN................................................................................. 53

401(K) PROFIT SHARING PLAN.................................................................................... 54

CERTAIN TRANSACTIONS.......................................................................................... 55

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT................................................ 55

SHARES ELIGIBLE FOR FUTURE SALE............................................................................... 57

DESCRIPTION OF AGRITOPE CAPITAL STOCK......................................................................... 58


                                                         - ii -


     Agritope Common.......................................................................................... 58
     Agritope Preferred....................................................................................... 58
     Agritope Series A Convertible Preferred.................................................................. 59
     Agritope Warrants........................................................................................ 60
     Preemptive Rights........................................................................................ 60
     Stockholder Rights Plan.................................................................................. 60
     Other Anti-takeover Measures............................................................................. 61
     Delaware Business Combinations Statute................................................................... 62
     Indemnification of Directors and Officers; Limitation of Liability; Insurance............................ 62

LEGAL MATTERS................................................................................................. 63

EXPERTS....................................................................................................... 63


FINANCIAL STATEMENTS ........................................................................................ F-1


                                                         - iii -

                              AVAILABLE INFORMATION

     After the Distribution of Agritope Common, Agritope will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Accordingly, Agritope will file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). You may read and copy the information Agritope files without charge at the Commission's public reference rooms at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661 and at Seven World Trade Center, 13th Floor, New York, New York 10048. You may also obtain the information from commercial document retrieval services and at the Internet web site maintained by the Commission at "http://www.sec.gov."

     Agritope filed a Registration Statement on Form S-1 (together with all amendments, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), to register Agritope Common with the Commission. This Information Statement/Prospectus is part of the Registration Statement. As allowed by Commission rules, this Information Statement/Prospectus omits some information included in the Registration Statement. Statements contained in this Information Statement/Prospectus about contracts or other exhibits to the Registration Statement are not necessarily complete and are qualified by the full text of the exhibits. You may read and copy the Registration Statement, including the exhibits, as described above.

     Agritope intends to distribute to shareholders annual reports containing audited financial statements, but does not plan to furnish shareholders with quarterly reports containing unaudited interim financial information for the first three fiscal quarters of each fiscal year.

                    NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Statements in this Information Statement/Prospectus about future events or performance are "forward-looking statements." The forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by the forward-looking statements. Certain of these factors are discussed in more detail under the caption "Risk Factors" and elsewhere in this Information Statement/Prospectus. Given these uncertainties, shareholders are cautioned not to place undue reliance on the forward-looking statements. Agritope does not intend to update any forward-looking statements.

                                     SUMMARY

This summary highlights certain information contained elsewhere in this Information Statement/Prospectus. To better understand the Distribution and Agritope, you should read this entire document, including the section "Risk Factors" beginning on page 9. Capitalized terms used but not defined in this summary have the meanings given elsewhere in this Information Statement/Prospectus.

                                                          THE DISTRIBUTION

DISTRIBUTING CORPORATION AND BUSINESS ....................... Epitope, Inc., an Oregon corporation.  Epitope uses biotech-
                                                              nology to develop and market medical diagnostic products.

DISTRIBUTED CORPORATION AND
BUSINESS..................................................... Agritope, Inc., a Delaware corporation, currently a wholly owned subsidiary of Epitope.  Agritope is a biotechnology
                                                              company specializing in the development of new fruit and
                                                              vegetable plant varieties for sale to the fresh produce industry.
                                                              Agritope is also the majority owner of Vinifera, which
                                                              management believes offers one of the most technically
                                                              advanced grapevine plant propagation and disease screening and elimination programs available to the wine and table grape production industry.  See "Summary--Agritope" and
                                                              "Description of Business."


FINANCING OF AGRITOPE ....................................... In order to finance the operations of Agritope after the
                                                              Distribution, Agritope has entered into agreements for the sale of 1,343,704 shares of Agritope Common at a price of $7 per share in the Regulation S Sale for an aggregate price of
                                                              $9.4 million.  Agritope expects to receive proceeds of the
                                                              Regulation S Sale immediately following the Distribution.  The
                                                              Epitope Board believes that the funds raised in the Regulation
                                                              S Sale are sufficient to finance the operations of Agritope as a separate business for a period of not less than two years following the Distribution, although no assurance to that effect can be given.  See "Risk Factors--Need for Additional Funds."
                                                              In connection with a research and development collaboration,
                                                              Agritope and Vilmorin, an affiliate of Groupe Limagrain, have entered into an agreement for the sale under Regulation S of
                                                              214,285 shares of Series A Convertible Preferred at a price of
                                                              $7 per share for an aggregate purchase price of $1.5 million.
                                                              Agritope could not operate as an independent entity without the financing to be raised in the Regulation S Sale.  See
                                                              "Regulation S Sale" and "Sale of Series A Convertible
                                                              Preferred."


DISTRIBUTION RATIO........................................... Each Epitope shareholder will receive one share of Agritope
                                                              Common for every five shares of Epitope Stock held as of the
                                                              Record Date.


                                      - 2 -


RECORD DATE.................................................. Close of business on December ---, 1997.


DISTRIBUTION DATE............................................ December 30, 1997.


DISTRIBUTION AGENT........................................... ChaseMellon Shareholder Services, L.L.C.

MAILING OF STOCK CERTIFICATES ............................... Certificates representing shares of Agritope Common issued in the Distribution will be mailed as soon as practicable after the
                                                              Distribution Date.


SHARES TO BE DISTRIBUTED..................................... An aggregate of approximately 2.7 million shares of Agritope
                                                              Common will be issued in the Distribution.  Following the
                                                              Distribution, the Regulation S Sale and the Preferred Stock
                                                              Sale, approximately 4.2 million shares of Agritope voting
                                                              stock will be outstanding, and shares distributed to Epitope shareholders in the Distribution will represent between 53 and
                                                              63 percent of Agritope voting stock outstanding, depending on the extent to which the Series A Option is exercised.


FRACTIONAL SHARE INTERESTS................................... Fractional shares of Agritope Common will not be issued in the Distribution.  If the number of shares of Agritope Common to be issued to any record holder of Epitope Stock includes a fraction of a share, Epitope will pay an amount in cash for the fractional share.  See "The Distribution--Manner of Effecting the Distribution."

TRADING MARKET............................................... Agritope has applied to include Agritope Common for quotation on The Nasdaq SmallCap Market under the symbol
                                                              "AGTO."  There is currently no public market for Agritope
                                                              Common.  There can be no assurance that an active trading
                                                              market in shares of Agritope Common will develop after the
                                                              Distribution.  See "The Distribution--Trading of Agritope
                                                              Common" and "Risk Factors--No Assurance as to Market
                                                              Performance of Agritope Common."

PRIMARY PURPOSES OF THE DISTRIBUTION......................... The primary purpose of the Distribution is to enable Agritope to raise immediately needed working capital through the sale of its own equity securities.  The Distribution also is intended to permit Epitope and Agritope each to (i) adopt strategies and pursue objectives appropriate to its specific business;
                                                              (ii) enable management to concentrate attention and financial resources on its core business; (iii) make acquisitions and enter into transactions with strategic partners by issuing its own equity securities; (iv) implement incentive compensation
                                                              arrangements that are more directly based on results of
                                                              operations of its separate business; and (v) be recognized and evaluated by the financial community as a separate and distinct business.  See "The Distribution--Reasons for the
                                                              Distribution."


                                                         - 3 -


TAX CONSEQUENCES............................................. Epitope has received an opinion of counsel that the
                                                              Distribution will be treated as a tax free transaction to
                                                              Epitope's shareholders, with the exception of shareholders who received their shares of Epitope Stock as compensation, who are not U.S. citizens or residents, or who are otherwise subject to special tax treatment.  Epitope has not applied, and does not intend to apply, for a ruling from the Internal Revenue Service to that effect.  See "The Distribution--Certain Federal Income
                                                              Tax Consequences."

RELATIONSHIP WITH EPITOPE
AFTER THE DISTRIBUTION ...................................... Following the Distribution, Epitope will not own any shares of
                                                              Agritope's capital stock, and Epitope and Agritope will be operated as independent public companies.  Epitope will not make financing of any kind available to Agritope after the
                                                              Distribution.  Epitope and Agritope will, however, continue to have a relationship as a result of agreements they have entered into in connection with the Distribution, which include a
                                                              Separation Agreement, an Employee Benefits Agreement, a
                                                              Tax Allocation Agreement and a Transition Services and
                                                              Facilities Agreement (the "Transition Services Agreement").
                                                              In addition, two individuals will continue to serve as directors of both Agritope and Epitope after the Distribution.  Except as set forth in the agreements listed above or as otherwise
                                                              described in this Information Statement/Prospectus, Epitope and Agritope will cease to have any material relationship with each other following the Distribution.  See "Relationship
                                                              Between Agritope and Epitope After the Distribution" and
                                                              "Management--Directors and Executive Officers."

CERTAIN ANTI-TAKEOVER
CONSIDERATIONS............................................... Certain provisions of Agritope's Certificate of Incorporation and Bylaws and of Delaware law could make it more difficult for a party to acquire, or discourage a party from attempting to acquire, control of Agritope without approval of the
                                                              Agritope board of directors (the "Agritope Board").  Agritope has adopted a Stockholder Rights Plan (the "Rights
                                                              Agreement") designed to protect Agritope and its stockholders from inequitable offers to acquire Agritope.  In addition,
                                                              Agritope's Certificate of Incorporation and Bylaws contain certain provisions designed to deter changes in the composition of the Agritope Board, and to allow the Agritope Board to
                                                              issue Agritope Preferred and Agritope Common without
                                                              stockholder approval.  Each of these provisions may
                                                              discourage tender offers or other bids for Agritope Common.
                                                              See "Risk Factors--Anti-takeover Considerations" and
                                                              "Description of Agritope Capital Stock."


                                      - 4 -


DIVIDEND POLICY ............................................. Agritope does not anticipate paying dividends in the foreseeable future.


REGULATION S SALE ...........................................  Agritope has entered into agreements for the sale of 1,343,704 shares of Agritope Common in the Regulation S Sale at a price of $7 per share for an aggregate price of $9.4 million,
                                                              expected to be received immediately following the
                                                              Distribution.  Subscribers in the Regulation S Sale have
                                                              deposited the purchase price for their shares of Agritope
                                                              Common in an escrow account pending the completion of the
                                                              Distribution and the closing of the Regulation S Sale.  Shares sold in the Regulation S Sale will represent between 27 percent and 32 percent of the Agritope voting stock outstanding
                                                              following the Distribution, depending upon the extent to which the Series A Option is exercised.  See "Regulation S Sale."

SALE OF SERIES A CONVERTIBLE PREFERRED....................... Agritope has designated 1 million shares of Agritope Preferred as Series A Convertible Preferred.  In connection with a
                                                              research and development collaboration, Agritope and
                                                              Vilmorin have entered into an agreement for the sale under
                                                              Regulation S of 214,285 shares of Series A Convertible
                                                              Preferred at a price of $7 per share for an aggregate purchase price of $1.5 million.  See "Risk Factors--Dependence on
                                                              Strategic Partners," "Sale of Series A Convertible Preferred,"
                                                              and "Description of Business--Agritope Biotechnology
                                                              Program--Vegetable and Flower Crops."  Agritope expects to receive the proceeds from the Preferred Stock Sale three
                                                              business days following the Distribution Date.  In addition,
                                                              Agritope has granted Vilmorin the Series A Option,
                                                              exercisable by Vilmorin or its designees and expiring
                                                              January 15, 1998, to purchase up to 785,715 additional shares of Series A Convertible Preferred at a price of $7 per share.
                                                              Vilmorin will own 5 percent of the outstanding Agritope voting stock following the closing of the Preferred Stock Sale and will own 19.9 percent of the outstanding Agritope voting stock if it exercises the Series A Option in full.  Series A Convertible
                                                              Preferred has preemptive rights and the right to elect a
                                                              director, but otherwise has rights substantially equivalent to
                                                              Agritope Common and is convertible at any time into shares of
                                                              Agritope Common on a share-for-share basis, subject to
                                                              adjustment upon the occurrence of certain events.  Holders of
                                                              Series A Convertible Preferred will vote on an "as converted"
                                                              basis with holders of Agritope Common.  See "Description of
                                                              Agritope Capital Stock--Agritope Series A Convertible
                                                              Preferred."


                                    AGRITOPE

         Agritope is a biotechnology company specializing in the development of new fruit and vegetable plant varieties for sale to the fresh produce industry. The Company is utilizing its patented ethylene control technology to develop a wide variety of fruits and vegetables that are resistant to the decaying effects of ethylene. The Company also recently acquired certain rights to certain proprietary genes from the Salk Institute for Biological Studies (the "Salk Genes"). Agritope believes that the Salk Genes may have the potential to confer disease resistance, enhance crop yield, control flowering and enhance gene expression in plants. Agritope has an option to obtain a worldwide license to use the Salk Genes in a wide range of fruit and vegetable species.

         The Company consists of two units: Agritope Research and Development and Vinifera. Agritope Research and Development provides biotechnology and product development capabilities to strategic partners and provides disease screening and elimination programs to its Vinifera subsidiary. Through Vinifera, Agritope offers what management believes to be one of the most technically advanced grapevine plant propagation and disease screening and elimination programs available to the wine and table grape production industry. Because Agritope has not achieved commercialization of any of its products, the majority of its revenues, to date, have resulted from operations of Vinifera.

         Agritope has had a history of significant operating losses. Its accumulated deficit was $41.2 million as of September 30, 1997.

         Agritope  was formed  under  Oregon law in 1987.  On  December 3, 1997,
Agritope was reincorporated under Delaware law by means of a merger of the Oregon corporation into Agritope, Inc., a newly formed Delaware corporation, with the Delaware corporation as the surviving entity.

         Agritope's principal offices are located at 8505 S.W. Creekside Place, Beaverton, Oregon 97008. Its telephone number is (503) 641-6115.

                             SUMMARY OF RISK FACTORS

         The following is a summary of certain of the risk factors that Epitope shareholders who will receive Agritope Common in the Distribution should carefully consider, together with other information presented elsewhere in this Information Statement/Prospectus. See "Risk Factors."

         No Operating History as an Independent Company. Since 1987, Agritope has operated as a wholly owned subsidiary of Epitope. Therefore, it does not have a recent operating history as an independent company. After December 1, 1997, Epitope will not provide any additional operating capital to Agritope, other than advances to be repaid by Agritope when the Distribution is completed, and will provide only the limited administrative and other support provided for in the Transition Services Agreement. Agritope is required to repay any amounts advanced by Epitope to Agritope between December 1, 1997, and the Distribution.

         History of Losses; Uncertainty of Future Profitability. Agritope has experienced significant operating losses since inception and, as of September 30, 1997, had an accumulated deficit of approximately $41.2 million. Agritope may continue to experience significant operating losses as it continues its research and development programs. Agritope's ability to increase revenues and achieve profitability and positive cash flows from operations will depend in part on successful completion of the development and commercialization of its genetically engineered products, as to which there can be no assurance. Agritope has not at this time achieved commercialization of any of its products.

         Need for Additional Funds. The Distribution was conditioned upon a determination by the Epitope Board that funds from the Regulation S Sale to be completed immediately following the Distribution will be sufficient to finance the operations of Agritope as a separate business for at least two years. There can be no assurance that the determination of Agritope's anticipated cash requirements will prove to be accurate. The Company's actual capital requirements will depend on numerous factors, many of which are difficult to predict. The majority of Agritope's financial requirements to date have been met by Epitope. Agritope had an accumulated intercompany balance due to Epitope of approximately $49.0 million as of December 1, 1997, substantially all of which will be canceled as part of the Distribution. Epitope will not provide additional financial support following the Distribution, other than advances to be reimbursed by Agritope when the Distribution is completed. Agritope is required to repay any amounts advanced by Epitope to Agritope between December 1, 1997 and the Distribution. Agritope may seek or be required to raise substantial additional funds through public or private financings, collaborative relationships or other arrangements. There can be no assurance that financing will be available on satisfactory terms, if at all. Additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve significant interest expense and restrictive covenants.


         Dependence on Strategic Partners. Agritope relies on strategic partners for access to proprietary plant varieties. In addition, Agritope does not have or plan to have the capability to grow and distribute genetically engineered products in commercial quantities. Agritope expects some or all of the development, manufacturing and marketing of certain of its products to be performed or paid for by other parties, primarily agricultural companies, through license agreements, joint ventures or other arrangements. There can be no assurance that Agritope will be able to maintain its current strategic relationships or establish additional relationships or that such relationships will be successful.

         Uncertainties Relating to Patents and Proprietary Information. Agritope has obtained certain patents, has licensed rights under other patents, and has filed a number of patent applications. Agritope anticipates filing patent applications for protection of future products and technology. There can be no assurance that patents applied for will be obtained, that existing patents to which Agritope has rights will not be challenged, or that the issuance of a patent will give Agritope any material advantage over its competitors in connection with any of its products. Competitors may be able to produce products competing with a patented Agritope product without infringing on Agritope's patent rights.

         Dependence on Key Personnel. Agritope depends to a large extent on the abilities and continued participation of its principal executive officers and scientific personnel. The loss of key personnel could have a material adverse effect on Agritope's business and results of operations.

         Technological Change and Competition. A number of companies are engaged in research related to plant biotechnology, including other companies that rely on the use of recombinant DNA as a principal scientific strategy. Technological advances by others could render Agritope's technologies less competitive or obsolete. Competition in the fresh produce market is intense and is expected to increase as additional companies introduce products with longer shelf life and improved quality. There can be no assurance that such competition will not have an adverse effect on Agritope's business and results of operations.

         Limited Marketability of Agritope Common. Agritope has applied to have Agritope Common approved for quotation on The Nasdaq SmallCap Market, beginning on or after the Record Date. Prior to the Distribution, there has been no public market for Agritope Common. There can be no assurance that an active trading market will develop upon completion of the Distribution or, if it does develop, that the market will be sustained. The relatively small number of publicly traded shares of Agritope Common may result in a market in such shares that lacks liquidity. Also, the market price of Agritope Common could be vulnerable to significant fluctuations in response to variations in actual and anticipated operating results, lack of liquidity, failure by the Company to achieve its growth plans and other events affecting the Company, its competitors or its industry sector. The market for securities of small market capitalization companies has been highly volatile in recent years, often as a result of factors unrelated to their operations.

                             SUMMARY FINANCIAL DATA
                      (In thousands, except per share data)

         The following table presents summary financial data of Agritope and its subsidiaries. The balance sheet data at September 30, 1997, and 1996 and the operating results data for the years ended September 30, 1997, 1996, and 1995 have been derived from audited consolidated financial statements and notes thereto included in this Information Statement/Prospectus. This information should be read in conjunction with Agritope's consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                  YEAR ENDED SEPTEMBER 30
                                                                      1997            1996               1995(1)

CONSOLIDATED OPERATING RESULTS
Revenues.........................................                  $ 1,551            $  585            $2,110
Operating costs and expenses.....................                    6,089             2,821             9,920
Other expense, net...............................                (4,153)(2)             (265)             (235)
Net loss.........................................                   (8,691)           (2,501)           (8,045)
Pro forma net loss per share (3).................                    (3.23)            ( .93)            (2.99)
Pro forma shares used in
  per share calculations (3).....................                    2,691             2,691             2,691



                                                                                    SEPTEMBER 30
                                                                                1997                      1996
                                 As adjusted(4)
                                                                    pro forma        Actual
                                   (unaudited)
CONSOLIDATED BALANCE SHEET
Working capital (deficiency).....................                  $11,740           $ 1,659           $(3,163)
Total assets.....................................                   17,366             7,285             5,670
Long-term debt...................................                       15                15                 -
Convertible notes, due 1997......................                        -                 -             3,620
Accumulated deficit..............................                  (41,168)          (41,168)          (32,478)
Shareholder's equity.............................                   14,844             4,763             1,008

(1) Data for 1995 includes revenues of $2.0 million and operating losses of $3.8 million, attributable to business units which were divested. See
         Note 3 to consolidated financial statements.

(2) Includes non-cash charges of $2.3 million, reflecting the permanent impairment in the value of Agritope's investment in affiliated companies, and $1.2 million for the conversion of Agritope convertible notes into Epitope Stock at a reduced price. See Notes 3 and 5 to consolidated financial statements.

(3) Net loss per share is presented on a pro forma basis assuming that the Distribution of Agritope Common pursuant to the Agritope spin-off had occurred on October 1, 1994. Pro forma calculations exclude shares to be issued in the Regulation S Sale, the Preferred Stock Sale, and upon the exercise of the Series A Option. See Note 11 to Consolidated Financial Statements.

(4) The capitalization of Agritope as adjusted reflects the effects of the Regulation S Sale of 1,343,704 shares of Agritope Common and the sale of 214,285 shares of Series A Convertible Preferred for aggregate proceeds of $10.9 million, less issuance costs of $825,000.

                                  RISK FACTORS

         Epitope shareholders who will receive Agritope Common in the Distribution should carefully consider the following risk factors, as well as the other information provided elsewhere in this Information Statement/Prospectus.

         No Operating History as an Independent Company. Since 1987, Agritope has operated as a wholly owned subsidiary of Epitope. Therefore, it does not have a recent operating history as an independent company. After December 1, 1997, Epitope will not provide any additional operating capital to Agritope, other than advances to be repaid by Agritope when the Distribution is completed, and will provide only the limited administrative and other support provided for in the Transition Services Agreement. Agritope is required to repay any amounts advanced by Epitope to Agritope between December 1, 1997, and the Distribution.

         History of Losses; Uncertainty of Future Profitability. Agritope has experienced significant operating losses since inception and, as of September 30, 1997, had an accumulated deficit of $41.2 million. Agritope may continue to experience significant operating losses as it continues its research and development programs. Agritope's ability to increase revenues and achieve profitability and positive cash flows from operations will depend in part on successful completion of the development and commercialization of its genetically engineered products. See "Risk Factors--Dependence on Strategic Partners." Agritope has not at this time achieved commercialization of any of its products. There can be no assurance that Agritope's development efforts will result in commercially viable genetically engineered products, that Agritope's products will obtain required regulatory clearances or approvals or that any such products will achieve a significant level of market acceptance. As such, there can be no assurance that Agritope will ever achieve profitability.


         Need for Additional Funds. The Distribution was conditioned upon a determination by the Epitope Board that funds from the Regulation S Sale to be completed immediately following the Distribution will be sufficient to finance the operations of Agritope as a separate business for at least two years. Subscribers in the Regulation S Sale have agreed to purchase a total of $9.4 million of Agritope Common and have deposited the purchase price in an escrow account, pending the closing of the Regulation S Sale. The Preferred Stock Sale will generate an additional $1.5 million in proceeds, excluding proceeds from the exercise of the Series A Option, if any. There can be no assurance that the determination of Agritope's anticipated cash requirements will prove to be accurate. Historically, the majority of Agritope's financial requirements have been met by Epitope. Agritope has also received funding from $5.4 million principal amount of convertible notes, $1.6 million in investments in Vinifera by minority shareholders, and $1.0 million of funding from strategic partners and other research grants. Agritope had an accumulated intercompany balance due to Epitope of approximately $49.0 million as of December 1, 1997, substantially all of which will be canceled as part of the Distribution. After December 1, 1997, Epitope will not provide any financial support to Agritope, except advances to be repaid by Agritope when the Distribution is completed. The actual future liquidity and capital requirements of Agritope will depend on numerous factors, including: the costs and success of development efforts; the costs and timing of establishment of sales and marketing activities; the success of its current strategic collaborations; the success of Agritope in securing additional strategic partners; the extent to which existing and new products gain market acceptance; competing technological and market developments; product sales and royalties; the costs involved in preparing, filing, prosecuting, maintaining, enforcing and defending patent claims and other intellectual property rights; and the availability of third party funding for research projects. In any event, Agritope may seek or be required to raise substantial additional funds through public or private financings, collaborative relationships or other arrangements. There can be no assurance that financing will be available on satisfactory terms, if at all. Any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve significant interest expense and restrictive covenants. In addition, subsequent changes in ownership due to future equity sales could adversely affect Agritope's ability to utilize existing net operating losses. See Note 7 to consolidated financial statements. Collaborative arrangements, if necessary to raise additional funds, may require that Agritope relinquish its rights to certain of its technologies, products or marketing territories. The failure of Agritope to raise capital could require it to scale back, delay or eliminate certain of its programs and would have a material adverse effect on its business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

         Dependence on Strategic Partners. Agritope relies on strategic partners for access to proprietary plant varieties. In addition, Agritope does not have or plan to have the capability to grow and distribute genetically engineered products in commercial quantities. Agritope expects some or all of the development, manufacturing and marketing of certain of its products to be performed or paid for by other parties, primarily agricultural companies, through license agreements, joint ventures or other arrangements. Agritope has entered into several such arrangements. Agritope and Vilmorin have entered into a collaborative research and development arrangement. See "Sale of Series A Preferred Stock" and "Description of Business--Agritope Biotechnology Program--Vegetable and Flower Crops." The Company has also entered agreements with Sweetbriar Development, Inc.; Harris Moran Seed Company, an affiliate company of Groupe Limagrain; and Sunseeds Company. Commercialization of Agritope's products will require the assistance of Agritope's current strategic partners and may require that Agritope enter additional strategic partnerships with businesses experienced in the breeding, developing, producing, marketing and distributing of produce varieties. Agritope's future revenues will be dependent on the success of products developed pursuant to such collaborative relationships. There can be no assurance that Agritope will be able to establish additional strategic relationships or maintain its current strategic relationships or that such relationships will be on terms sufficiently favorable to permit Agritope to operate profitably. Furthermore, conflicts may arise between the Company and its partners or among these third parties that could discourage them from working cooperatively with the Company. Agritope's commercial success will be dependent in part upon the performance of its strategic partners. See "Description of Business."


         Uncertainties Relating to Patents and Proprietary Information. Agritope has obtained certain patents, has license rights under other patents, and has filed a number of patent applications. Agritope anticipates filing patent applications for protection of future products and technology. There can be no assurance that patents applied for will be obtained, that existing patents to which Agritope has rights will not be challenged, or that the issuance of a patent will give Agritope any material advantage over its competitors in connection with any of its products. Competitors may be able to produce products competing with a patented Agritope product without infringing on Agritope's patent rights. The issuance of a patent to Agritope or to a licensor is not conclusive as to validity or as to the enforceable scope of claims therein. The validity and enforceability of a patent can be challenged by litigation after its issuance and, if the outcome of the litigation is adverse to the owner of the patent, the owner's rights could be diminished or withdrawn.

         The patent laws of other countries may differ from those of the U.S. as to the patentability of Agritope's products and processes. Moreover, the degree of protection afforded by foreign patents may be different from that of U.S. patents.

         The technologies used by Agritope may infringe the patents or proprietary technology of others. The cost of enforcing Agritope's patent rights in lawsuits that Agritope may bring against infringers or of defending itself against infringement charges by other patent holders may be high and could interfere with Agritope's operations.

         Trade secrets and confidential know-how are important to Agritope's scientific and commercial success. Although Agritope seeks to protect its proprietary information through confidentiality agreements and appropriate contractual provisions, there can be no assurance that others will not develop independently the same or similar information or gain access to proprietary information of Agritope. See "Description of Business--Patents and Proprietary Information."

         Dependence on Key Personnel. Agritope depends to a large extent on the abilities and continued participation of its principal executive officers and scientific personnel. The loss of key personnel could have a material adverse effect on Agritope's business and results of operations. Agritope's key personnel include, among others, the individuals identified under "Management." Competition for management and scientific staff in the agricultural biotechnology field is intense. No assurance can be given that Agritope will be able to continue to attract and retain personnel with sufficient experience and expertise to satisfy its needs.

         Limited Marketability of Agritope Common. Agritope has applied to have Agritope Common approved for quotation on The Nasdaq SmallCap Market, beginning on or after the Record Date. Prior to the Distribution, there has been no public market for Agritope Common. There can be no assurance that an active trading market will develop upon completion of the Distribution or, if it does develop, that the market will be sustained. The relatively small number of publicly traded shares may result in a market in shares of Agritope Common that lacks liquidity. Also, the market price of Agritope Common could be vulnerable to significant fluctuations in response to variations in actual and anticipated operating results, lack of liquidity, failure by the Company to achieve its growth plans and other events affecting the Company, its competitors, or its industry sector. The market for securities of small market capitalization companies has been highly volatile in recent years, often as a result of factors unrelated to their operations.

         Uncertainty of Product Development. Agritope's genetically engineered products are at various stages of development. There are difficult scientific objectives to be achieved in certain product development programs before the technological or commercial feasibility of the products can be demonstrated. Even the more advanced programs could encounter technological problems that may significantly delay or prevent product development or product introduction. See "Description of Business." There can be no assurance that any of Agritope's products under development, if and when fully developed and tested, will perform in accordance with Agritope's expectations, that necessary regulatory approvals will be obtained in a timely manner, if at all, or that these products can be successfully and profitably produced, distributed and sold.

         Terms for Commercialization of Certain Vegetable and Flower Crops. Under the terms of the research and development agreement between Agritope and Vilmorin (the "Vilmorin Research Agreement"), the terms of agreements for commercializing any covered vegetable and flower crops resulting from Agritope research funded by Vilmorin are to be determined by "baseball" style arbitration if the parties are unable to reach agreement. In this style of arbitration, the arbitrator must choose all terms proposed by one party or the other, without modification or compromise. Although "baseball" style arbitration is intended to encourage the parties to make reasonable offers and to compromise their differences, there can be no assurance that it will do so. Accordingly, Agritope may not control the terms on which some of its research will be commercialized, and there can be no assurance that the terms selected by an arbitrator will be favorable to Agritope or allow it to operate profitably.

         Technological Change and Competition. A number of companies are engaged in research related to plant biotechnology, including other companies that rely on the use of recombinant DNA as a principal scientific strategy. Technological advances by others could render Agritope's technologies less competitive or obsolete. Agritope believes that, despite barriers to new competitors such as patent positions and substantial research and development lead time, competition will intensify, particularly from agricultural biotechnology firms and major agrichemical, seed and food companies with biotechnology laboratories. Competition in the fresh produce market is intense and is expected to increase as additional companies introduce products with longer shelf life and improved
quality.   Many  of  Agritope's   competitors  have  substantially   greater
financial, technical and marketing resources than Agritope. There can be no assurance that such competition will not have an adverse effect on
Agritope's business, financial condition and results of operations. See "Description of Business--Competition."

         Need for Public Acceptance of Genetically Engineered Products. The commercial success of Agritope's genetically engineered products will depend in part on public acceptance of the cultivation and consumption of genetically engineered plants and plant products. Public attitudes may be influenced by claims that genetically engineered plant products are unsafe for consumption or pose a danger to the environment. There can be no assurance that Agritope's genetically engineered products will gain public acceptance.

         Product Liability and Recall Risk. Agritope could be subject to claims for personal injury or other damages resulting from its products or services or product recalls. Agritope carries liability insurance against the negligent acts of certain of its employees and a general liability insurance policy that includes coverage for product liability, but not for product recall. In addition, Agritope may require increased product liability coverage as its products are commercially developed. Such insurance is expensive and in the future may not be available on acceptable terms, if at all. Also, no assurance can be given that any product liability claim or product recall will not have a material adverse effect on Agritope's business, financial condition and results of operations.

         Government Regulation. Many of Agritope's products and activities are subject to regulation by various local, state, and federal regulatory authorities in the U.S. and by governmental authorities in foreign countries where its products may be marketed. Agritope is devoting substantial effort to the development of genetically engineered plants, using recombinant DNA methods. Many of Agritope's proposed agricultural products are subject to regulation by both the U.S. Department of Agriculture ("USDA") and the Food and Drug Administration ("FDA") and may be subject to regulation by the Environmental Protection Agency ("EPA") and other federal, state, local and foreign authorities. The extent of regulation depends on the intended uses of the products, how they are derived, and how applicable statutes and regulations are interpreted to apply to new genetic technologies and products thereof. The regulatory approaches of the USDA, FDA, EPA and other agencies are still evolving with respect to products of modern biotechnology, such as those derived from the use of recombinant DNA methods. No assurance can be given that any regulatory approvals, exemptions, permits or other clearances, if required, can be obtained in a timely manner, if at all, either for research or commercial activities. See "Description of Business--Government Regulation."

         No Assurance as to Market Performance of Agritope Common. There can be no assurance that the combined market values of the Epitope Stock and the Agritope Common held by a shareholder after the Distribution will equal or exceed the market value of the Epitope Stock held by the shareholder prior to the Distribution Date. The trading price of Agritope Common may also be subject to significant fluctuations. The market prices for securities of agricultural biotechnology companies historically have been volatile. Many factors such as announcements of technological innovations or new commercial products by Agritope or its competitors, governmental regulation, patent or proprietary rights developments, industry alliances, public concern as to the safety or other implications of products, and market conditions in general may have a significant impact on the market price of Agritope Common. In addition, broad market fluctuations and general economic conditions may adversely affect the market price of Agritope Common.

         Agritope has applied to include Agritope Common for quotation on The Nasdaq SmallCap Market. In order to maintain its listing on The Nasdaq SmallCap Market, Agritope will be required to comply with certain Nasdaq listing maintenance standards including minimum tangible asset value amounts, public float requirements and minimum stock price amounts. There can be no assurance that Agritope will be able to comply with the listing maintenance standards of The Nasdaq SmallCap Market as in effect from time to time.

         Possibility of Substantial Sales of Agritope Common. Any sales of substantial amounts of Agritope Common in the public market, or the perception that such sales might occur, whether as a result of the Distribution or otherwise, could materially adversely affect the market price of Agritope Common. See "The Distribution-- Trading of Agritope Common" and "Shares Eligible for Future Sale."


         Agreements  with  Epitope;  Lack  of  Arm's-length   Negotiations.   In
contemplation of the Distribution, Agritope has entered into a number of agreements with Epitope, including a Separation Agreement, an Employee Benefits Agreement, a Tax Allocation Agreement, and a Transition Services Agreement, for the purpose of defining its ongoing relationship with Epitope. Although these agreements were not the result of arm's-length negotiations between independent parties, Agritope believes such agreements contain terms comparable to those that would have resulted from negotiations between unaffiliated parties. There can be no assurance, however, that the terms of the agreements are in fact comparable to those that would have been negotiated on an arm's-length basis. See "Relationship Between Agritope and Epitope After the Distribution."


         Anti-takeover Considerations. Agritope's Certificate of Incorporation and Bylaws may have the effect of making an acquisition of control of Agritope in a transaction not approved by the Agritope Board more difficult. For example, the Certificate of Incorporation and Bylaws provide for a classified board, prohibit the removal of directors except for "cause," limit the ability of the stockholders and directors to change the size of the board, and require advance notice before stockholders are permitted to nominate directors or submit other proposals at stockholder meetings. The Agritope Board has also adopted the Rights Agreement. In addition, subject to limitations prescribed by Delaware law, the Agritope Board has the authority to issue up to 10 million shares of Agritope Preferred and to fix the rights, preferences, privileges and restrictions of those shares, and to issue up to a total of 30 million shares of Agritope Common, all without any vote or action by Agritope's stockholders, except as may be required by law or any stock exchange or automated securities interdealer quotation system on which Agritope Common may be listed or quoted. Agritope is also subject to Delaware statutory provisions governing business combinations with persons deemed to be "interested stockholders." See "Description of Agritope Capital Stock." Finally, awards made under the 1997 Stock Award Plan may vest in full immediately in the event of a change in control of Agritope or similar event. See "1997 Stock Award Plan." The potential issuance of additional shares of Agritope capital stock and other considerations referenced above may have the effect of delaying or preventing a change in control of Agritope, may discourage offers for Agritope Common, and may adversely affect the market price of, and the voting and other rights of the holders of, Agritope Common.

                                  INTRODUCTION

         On --------------------, 1997, the Epitope Board authorized management to proceed with the distribution to Epitope shareholders of all the Agritope Common held by Epitope. The Distribution will be made to holders of record of Epitope Stock at the close of business on the Record Date, in the ratio of one share of Agritope Common for every five shares of Epitope Stock held. Shareholders will receive cash in lieu of any fractional shares. Epitope shareholders participating in the Distribution will not be required to surrender or exchange shares or pay any consideration for the Agritope Common. After the Distribution, Agritope will cease to be a subsidiary of Epitope and will operate as an independent public company.


         Agritope  will  sell  1,343,704   shares  of  Agritope  Common  in  the
Regulation S Sale and 214,285 shares of the Series A Convertible Preferred in the Preferred Stock Sale, for an aggregate price of $10.9 million, immediately following the Distribution. The Epitope Board believes that the proceeds of the Regulation S Sale are sufficient to finance the operations of Agritope as a separate business for a period of not less than two years, although no assurance to that effect can be given. Agritope could not operate as an independent entity without the financing to be raised in the Regulation S Sale. See "Risk Factors--Need for Additional Financing."

         Agritope has designated 1 million shares of Agritope Preferred as Series A Convertible Preferred. See "Description of Agritope Capital Stock--Series A Convertible Preferred Stock." In connection with a research and development collaboration between Agritope and Vilmorin, Agritope has entered into an agreement for the sale of 214,285 shares of the Series A Convertible Preferred to Vilmorin, an affiliate of Groupe Limagrain, for an aggregate purchase price of $1.5 million. See "Sale of Series A Convertible Preferred" and "Description of Business--Agritope Biotechnology Program--Vegetable and Flower Crops." In addition, Agritope has granted Vilmorin the Series A Option, exercisable by Vilmorin or its designees and expiring January 15, 1998, to purchase up to 785,715 additional shares of Series A Convertible Preferred at a price of $7 per share. Series A Convertible Preferred has preemptive rights and the right to elect a director, but otherwise has rights substantially equivalent to Agritope Common and is convertible at any time into shares of Agritope Common on a share-for-share basis, subject to adjustment upon occurrence of certain events. Holders of Series A Convertible Preferred will vote on an "as converted" basis with holders of Agritope Common.

         After giving effect to the Regulation S Sale, the Preferred Stock Sale and the Distribution, the shares of Agritope Common distributed to Epitope shareholders in the Distribution will represent between 53 and 63 percent of all Agritope voting stock outstanding following the Distribution, depending on the extent to which the Series A Option is exercised. Shares issued in the Regulation S Sale will represent between 27 percent and 32 percent of Agritope voting stock outstanding, depending on the extent to which the Series A Option is exercised.

         Agritope will operate separately from Epitope after the Distribution, but has entered into various agreements with Epitope, including a Separation Agreement, an Employee Benefits Agreement, a Tax Allocation Agreement, and a Transition Services Agreement, to facilitate Agritope's transition to independent operation. In connection with the Transition Services Agreement, Epitope has agreed to provide office and laboratory facilities and accounting and human resources services to Agritope for approximately 3 months following the Distribution. Agritope has leased new office and laboratory facilities under a lease commencing March 1, 1998. See "Description of Business--Properties."

         Epitope's and Agritope's executive offices are at 8505 S.W. Creekside Place, Beaverton, Oregon 97008, telephone (503) 641-6115. Epitope shareholders with questions about the Distribution should contact Mary W. Hagen, Investor Relations Department, at the address or telephone number above. After the Distribution Date, Agritope stockholders with questions about Agritope or Agritope Common should contact Gilbert N. Miller, Secretary, at Agritope's executive offices.

                                THE DISTRIBUTION

REASONS FOR THE DISTRIBUTION

         In July 1997, the Epitope Board approved a management proposal to spin off Agritope, subject to obtaining financing for Agritope and satisfaction of certain other considerations. The proposal resulted from the Epitope Board's 1996 decision to make changes in corporate structure to enable investors and management to focus separately on the agricultural and medical products business units of Epitope.

         In November 1996, the Epitope Board proposed creating two separate classes of Epitope common stock, one to reflect the business and operations of Epitope and the other to reflect the business and operations of Agritope (the "Targeted Stock Proposal"). In addition, in December 1996, Epitope acquired Andrew and Williamson Sales, Co. ("A&W"), a producer and distributor of fruits and vegetables, as a direct wholly owned subsidiary of Epitope. In May 1997, prior to a shareholder vote on the Targeted Stock Proposal, the Epitope Board rescinded its acquisition of A&W and withdrew the Targeted Stock Proposal in light of events surrounding a Hepatitis A outbreak allegedly associated with strawberries shipped by A&W prior to its acquisition by Epitope. The potential liabilities arising out of the outbreak convinced the Epitope Board that a targeted stock structure presented too great a risk that liabilities of one business unit could affect the other. In addition, the rescission and events related to the Hepatitis A outbreak increased pressure on Epitope's available capital and decreased the funds available for Agritope's operations. The Epitope Board believed that in light of uncertainties surrounding the outbreak and subsequent rescission of the purchase of A&W, raising the funds necessary to fund the operations of both Epitope and Agritope on terms acceptable to Epitope was unlikely. The Epitope Board ultimately concluded that, in light of the different risks, operating environments, stages of development and respective financing requirements of the medical products and agricultural biotechnology businesses and the current need to raise substantial capital for Agritope, a complete separation of the two businesses was in the best interests of Epitope and its shareholders.

         The primary purpose of the Distribution is to allow Agritope to raise immediately needed working capital through the sale of its own equity securities. See "Regulation S Sale" and "Sale of Series A Preferred." Agritope's history of operating losses is expected to continue, giving rise to a need for additional capital that cannot be satisfied in Epitope's current corporate structure. The Regulation S Sale and the sale of Series A Preferred can only be accomplished if Agritope becomes an independent public company. The Epitope Board considered certain disadvantages of a spin-off as compared to a targeted stock structure, such as a loss of efficiencies gained by sharing a common administrative framework and management team and a loss of synergies in the two companies' research and development programs but determined that such disadvantages were outweighed by the risks that the liability of one business would affect the value of the other.

         The Distribution will separate the businesses of Epitope and Agritope, each having its own distinct operating, financial, and investment characteristics, so that each company can adopt strategies and pursue objectives more appropriate to its specific business than is possible with Agritope operating as a wholly owned subsidiary of Epitope. The Epitope Board believes that the Distribution will better enable management of each company to concentrate attention and financial resources on research and development and management of growth in each of its respective core businesses, without regard to the corporate objectives, policies, challenges and investment criteria of the other. The Distribution is also intended to afford Agritope increased flexibility to make acquisitions and enter into strategic partnering transactions, by issuing its own equity securities. Finally, as a separate company, Agritope will be able to develop incentive-based compensation programs that are keyed directly to its earnings and performance, enhancing Agritope's ability to attract, motivate and retain key employees.

         The Epitope Board has also been concerned that the investment community has historically focused principally on the products and business of Epitope and has not given sufficient recognition to the value of Agritope's business. Agritope's status as a separate public company after the Distribution will allow investors to better evaluate the performance and investment characteristics and the future prospects of its business. There can be no assurance that the combined market values of Epitope Stock and Agritope Common held by a shareholder after the Distribution Date will equal or exceed the market value of the existing Epitope Stock held by the shareholder prior to the Distribution Date. See "Risk Factors--Limited Marketability of Agritope Common" and "--No Assurance as to Market Performance of Agritope Common."

MANNER OF EFFECTING THE DISTRIBUTION

         The general terms and conditions relating to the Distribution are set forth in a Separation Agreement between Agritope and Epitope dated December 1, 1997. See "Relationship Between Agritope and Epitope After the Distribution--Separation Agreement."

         Holders of Epitope Stock on the Record Date will not be required to pay cash or other consideration for the Agritope Common received in the Distribution or to surrender or exchange certificates representing shares of Epitope Stock in order to receive Agritope Common in the Distribution.

         Under the Separation Agreement, on or before the Record Date, Epitope will deliver to the Distribution Agent a certificate or certificates representing all of the then outstanding shares of Agritope Common held by Epitope. Epitope will then instruct the Distribution Agent to distribute to each holder of record of Epitope Stock on the Record Date a certificate or certificates representing one share of Agritope Common for every five shares of Epitope Stock outstanding. Any shares not distributed on account of the arrangements made for paying cash in lieu of fractional shares as described below, will be returned to Agritope for cancellation. A total of approximately
2.7 million shares of Agritope Common will be issued in the Distribution.

         Fractional shares of Agritope Common will not be issued in the Distribution. If the aggregate number of shares due an Epitope shareholder of record includes a fraction of a share, Epitope will pay the cash value of the fractional share to the holder, based on a price of $7 per share of Agritope Common. Shareholders who own their stock in "street name" through a broker or other nominee listed as the holder of record will have their fractional shares handled according to the practices of the broker or nominee, which may result in those shareholders receiving a price for their fractional share interests that is higher or lower than the price paid by Agritope to shareholders of record.

         Certificates representing shares of Agritope Common will be mailed by the Distribution Agent as soon as practicable following the Distribution Date. The distributed shares of Agritope Common will be fully paid and nonassessable and will not be entitled to preemptive rights. Initially, the preferred stock purchase rights associated with each share of Agritope Common will be represented by the certificate for such share of Agritope Common.
See "Description of Agritope Capital Stock--Stockholder Rights Plan."

TRADING OF AGRITOPE COMMON


         After the Distribution, Epitope and Agritope will operate as independent public companies. Immediately after the Distribution and the consummation of the Regulation S Sale, Agritope expects to have approximately 1,035 holders of record of Agritope Common and 4 million shares of Agritope Common outstanding, based on the number of holders of record of outstanding Epitope Stock, the distribution ratio, and the number of investors and amount of shares involved in the Regulation S Sale. The actual number of shares of Agritope Common to be distributed will be determined as of the Record Date.

         Following the Preferred Stock Sale, Agritope expects to have outstanding 214,285 shares of Series A Convertible Preferred, and up to 785,715 additional shares of Series A Convertible Preferred that may be issued upon exercise of the Series A Option. Series A Convertible Preferred is convertible at any time into shares of Agritope Common, on a share-for-share basis, subject to adjustment upon the occurrence of certain events.

         Agritope has applied to include Agritope Common for quotation on The Nasdaq SmallCap Market under the symbol "AGTO." There can be no assurance, however, that, if accepted, Agritope will meet the requirements for continued inclusion on The Nasdaq SmallCap Market, or that an active trading market for shares of Agritope Common will develop after the Distribution.

         A "when-issued" market in Agritope Common is expected to develop on or after the Record Date. Prices at which Agritope Common may trade prior to the Distribution on a "when-issued" basis or after the Distribution cannot be predicted. The prices at which trading in Agritope Common occurs may be subject to significant fluctuations, particularly in the period immediately preceding and immediately after the Distribution and until an orderly trading market develops, if at all. See "Risk Factors--No Assurance as to Market Performance of Agritope Common."

         The transfer agent and registrar for the Agritope Common will be ChaseMellon Shareholder Services, L.L.C.

         Shares of Agritope Common distributed to Epitope shareholders in the Distribution will be freely transferable, except for shares received by persons who may be deemed to be "affiliates" of Agritope under the Securities Act. Persons who may be deemed to be affiliates of Agritope after the Distribution generally include individuals or entities that control, are controlled by, or are under common control with, Agritope, and may include certain officers and directors of Agritope as well as principal stockholders of Agritope, if any. Persons who are affiliates of Agritope will be permitted to sell their shares of Agritope Common only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act.

         In general, under Rule 144, any affiliate of Agritope or any person owning unregistered Agritope Common (Agritope Common held by any such affiliate or person referred to as "Restricted Securities") who has beneficially owned Restricted Securities for at least one year (including the holding period of any prior owner who is not an affiliate of Agritope) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) 1 percent of the then outstanding shares of Agritope Common (approximately 40,000 shares immediately after the Distribution and Regulation S
Sale), or (ii) the average weekly trading volume of Agritope Common during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale and notice requirements and to the availability of current public information about Agritope.

         The shares of Agritope Common being sold in the Regulation S Sale and the shares of Agritope Common issuable upon the conversion of the Series A Convertible Preferred have not been registered under the Securities Act.
Pursuant to Regulation S of the Securities Act, shares of Agritope Common purchased in the Regulation S Sale and the shares of Agritope Common issuable upon the conversion of the Series A Convertible Preferred may not be sold in the U.S. without registration under the Securities Act until 40 days following the closing of the Regulation S Sale and the Preferred Stock Sale, respectively. Sale of a significant number of shares by these holders could adversely affect the market price of Agritope Common. See "Shares Eligible for Future Sale."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES


         Epitope has received an opinion of Miller, Nash, Wiener, Hager & Carlsen LLP ("Miller Nash") that (i) the Distribution will be treated as a tax-free transaction to Epitope shareholders qualifying under Section 355 of the Internal Revenue Code of 1986, as amended (the "Code"), and (ii) the following discussion concerning the material tax consequences of the transaction, insofar as it relates to statements of tax law or conclusions thereunder, is correct and complete in all material respects. For a more complete description of the limitations, analysis and assumptions underlying the opinion of Miller Nash, refer to the complete opinion filed with the Registration Statement of which this Information Statement/Prospectus is a part. The opinion of Miller Nash received by Epitope represents only the best judgment of Miller Nash, and is not binding on the Internal Revenue Service (the "IRS"). There can be no guarantee that the IRS will agree with the opinion or that upon challenge by the IRS, a court will not reach a conclusion contrary to the opinion. Epitope has not requested a ruling from the IRS with respect to the federal income tax consequences of the Distribution. Because no ruling will be received, there can be no assurance that the Distribution will qualify as a tax-free transaction.

Consequences of Qualification as a Tax-Free Distribution. The discussion set forth below may not be applicable to certain Epitope shareholders who, among other limitations, received their shares of Epitope Stock as compensation, who are not citizens or residents of the U.S. or who are otherwise subject to special treatment under the Code. Subject to such special circumstances that may apply to certain Epitope shareholders, in the opinion of Miller Nash, the Distribution will have the following federal income tax consequences:

         (1) An Epitope shareholder will not recognize any income, gain or loss upon the receipt of Agritope Common which is received by the shareholder as a result of the Distribution, although income and gain or loss will be recognized in connection with any cash received in lieu of fractional shares, as described below.

         (2) An Epitope shareholder's tax basis in the Epitope Stock with respect to which Agritope Common is received will be apportioned between the shareholder's Epitope shares and the shares of Agritope Common received by the shareholder (including any fractional shares of Agritope Common deemed received) in proportion to the relative aggregate fair market values of Epitope Stock and Agritope Common on the Distribution Date.

         (3) An Epitope shareholder's holding period for Agritope Common received in the Distribution will include the period during which the shareholder held the Epitope Stock with respect to which the Agritope Common is distributed, provided such Epitope shareholder held the Epitope Stock as a capital asset at the time of the Distribution.

         (4) An Epitope shareholder who receives cash in lieu of a fractional share of Agritope Common in the Distribution will be treated as if the fractional share of Agritope Common had been received by the shareholder as part of the Distribution and then sold by the shareholder for cash. Accordingly, the shareholder will recognize gain or loss equal to the difference between the cash so received and the amount of tax basis allocable (as described above) to the fractional share of Agritope Common. The gain or loss will be capital gain or loss if the fractional share of Agritope Common would have been held by the shareholder as a capital asset.

         (5) Agritope will not recognize any income, gain or loss as a result of the Distribution.

         Miller Nash has not expressed any opinion concerning the tax consequences to Epitope of the Distribution. Depending on the number of shares of Agritope Common issued in the Regulation S Sale and the Preferred Stock Sale (see "Regulation S Sale" and "Sale of Series A Convertible Preferred"), the Distribution might result in recognition of taxable gain by Epitope. Epitope believes that its tax basis in Agritope is greater than the fair market value of Agritope. Thus, while the Distribution might be deemed to be a taxable transaction for Epitope, Epitope believes it is more likely than not that the Distribution will result in the realization of a loss rather than the recognition of any taxable gain. Epitope will not be allowed to recognize for income tax purposes any taxable loss realized as a result of the Distribution. If any taxable gain is recognized, Epitope believes that it has sufficient net operating loss carryforwards to offset any such gain for regular tax purposes. However, if any gain is recognized, Epitope would incur an alternative minimum tax, which amount management believes would be immaterial.

         Current U.S. Treasury regulations require that each Epitope shareholder who receives shares of Agritope Common pursuant to the Distribution attach a statement to the shareholder's federal income tax return for the taxable year in which the Distribution occurs, providing certain information with respect to the applicability of

Section 355 of the Code to the Distribution. In a Tax Allocation Agreement between the parties (discussed below), Epitope has represented that it will provide to each Epitope shareholder of record as of the Record Date information necessary to comply with this requirement.

Consequences of Failure to Qualify as a Tax-Free Distribution. If the Distribution ultimately were determined not to qualify as a tax-free transaction to Epitope shareholders pursuant to Section 355 of the Code, the following federal income tax consequences would result:

         (1) Each Epitope shareholder would be considered to have received a distribution in an amount equal to the fair market value, when distributed, of the shares of Agritope Common received by the shareholder plus the amount of any cash received in lieu of fractional shares of Agritope Common. Such a distribution would be taxed as a dividend to the shareholder to the extent of the shareholder's share of (i) Epitope's current earnings and profits for federal income tax purposes for the fiscal year ending September 30, 1998 (which current earnings and profits, if any, will be increased by any gain recognized by Epitope as a result of the Distribution (which would equal the excess, if any, of the fair market value of Agritope over Epitope's tax basis in Agritope)) or (ii) Epitope's accumulated earnings and profits through September 30, 1998 (including any gain recognized as a result of the Distribution). To the extent that the aggregate fair market value of the shares of Agritope Common distributed exceeds Epitope's earnings and profits, the excess would be treated first as a non-taxable reduction in the tax basis of a shareholder's Epitope Stock to the extent of the tax basis, and thereafter as short-term or long-term capital gain, provided the Epitope Stock is held by the shareholder as a capital asset. Under Epitope's best current estimates, Epitope will not have sufficient earnings and profits by September 30, 1998, to treat any part of the Distribution as a dividend. This estimate is, however, subject to change as current assumptions may change and future events could materially impact Epitope's earnings and profits.

         (2) An Epitope shareholder's tax basis in the shares of Agritope Common received in the Distribution would equal the fair market value of the Agritope Common on the Distribution Date, and the shareholder's holding period for the shares of Agritope Common would begin the day after that date. An Epitope shareholder's tax basis in the Epitope Stock would not be affected by the Distribution, unless, as described above, the amount of the Distribution exceeded the current and accumulated earnings and profits of Epitope attributable to the shareholder and was treated as a non-taxable reduction in tax basis. Upon a subsequent sale of the shares of Agritope Common, a shareholder would recognize gain or loss measured by the difference between the amount realized on the sale and the shareholder's tax basis in the shares of Agritope Common sold.

         (3) In general, any amount received by a corporate shareholder that is taxable as a dividend would be eligible for a 70 percent dividends-received deduction. However, the 70 percent dividends-received deduction would not be available with respect to stock unless, among other requirements, certain holding period requirements were satisfied. In this regard, under Section 246(c) of the Code, the length of time that a taxpayer is deemed to have held stock is reduced for periods during which the taxpayer's risk of loss with respect to such stock is diminished by reason of the existence of certain options to sell, contracts to sell or other similar arrangements.

         In addition, under Section 1059 of the Code, a corporate shareholder whose holding period, as determined using rules similar to those contained in
Section 246(c) of the Code, is two years or less (as of the Distribution announcement date) would be required to reduce the tax basis of such Epitope Stock (but not below zero) by that portion of any "extraordinary dividend," as defined in the Code, that is not taxed because of the dividends-received deduction. If the portion exceeded the corporate shareholder's tax basis for its Epitope Stock, any such excess would be treated as gain on the subsequent sale or disposition of the stock for the taxable year in which the extraordinary dividend is received.

         The summary of federal income tax consequences set forth above is for general information only and may not be applicable to shareholders who received their shares of Epitope Stock through the exercise of an option or otherwise as compensation, who are not citizens or residents of the U.S. or who are otherwise subject to special treatment under the Code. All shareholders should consult their own tax advisors as to the particular tax consequences of the Distribution to them, including the applicability and effect of state, local and foreign tax laws.

                                REGULATION S SALE


         Immediately following the Distribution, Agritope will sell 1,343,704 shares of Agritope Common at a price of $7 per share, for an aggregate price of $9.4 million in the Regulation S Sale. Subscribers in the Regulation S Sale have entered into stock purchase agreements and have deposited the purchase price for the shares in an escrow account, pending completion of the Distribution and closing of the Regulation S Sale. Immediately following the Distribution, the funds held in escrow will be released to Agritope and shares of Agritope Common will be issued to investors in the Regulation S Sale. Shares sold in the Regulation S Sale will not be registered under the Securities Act. Such shares will represent between 27 percent and 32 percent of the outstanding Agritope voting stock, depending upon the extent to which the Series A Option is exercised.

         Prior to the  Distribution,  there was no public  market  for  Agritope
Common. The price of securities to be issued pursuant to Regulation S was determined by the boards of directors and management of the Company and Epitope in consultation with Vector Securities International, Inc. ("Vector Securities"), the Company's financial advisor, and with the placement agent. In determining the price, the Company took into account, among other things, the assets and liabilities of the Company, its recent historical financial performance relative to competitors that are publicly traded, its future prospects, prospects for the industry in which it competes, the status of the Company's research programs, and the current state of the economy in the United States and of the capital markets generally.

         The Epitope Board believes that the proceeds of the Regulation S Sale are sufficient to finance the operations of Agritope as a separate business for a period of not less than two years. There can be no assurance that the determination of Agritope's anticipated cash requirements will prove to be accurate. See "Risk Factors-- Need for Additional Funds."

                     SALE OF SERIES A CONVERTIBLE PREFERRED

         Agritope  has  designated  1 million  shares of Agritope  Preferred  as
Series A Convertible Preferred. In connection with the Vilmorin Research Agreement, Agritope and Vilmorin have agreed to the Preferred Stock Sale providing for the sale under Regulation S of 214,285 shares of Series A Convertible Preferred at a price of $7 per share for an aggregate purchase price of $1.5 million. See "Description of Business--Agritope Biotechnology Program--Vegetable and Flower Crops." In addition, Agritope has granted Vilmorin the Series A Option, exercisable by Vilmorin or its designees and expiring January 15, 1998, to purchase up to 785,715 additional shares of Series A Convertible Preferred at a price of $7 per share. Vilmorin will own 5 percent of outstanding voting stock of Agritope following the closing of the Preferred Stock Sale and will own 19.9 percent of outstanding Agritope voting stock if it exercises the Series A Option in full. Series A Convertible Preferred has preemptive rights and the right to elect a director, but otherwise has rights substantially equivalent to Agritope Common, and is convertible at any time into shares of Agritope Common on a share-for-share basis, subject to adjustment upon the occurrence of certain events. Holders of Series A Convertible Preferred will vote on an "as converted" basis with holders of Agritope Common. For a description of the Series A Convertible Preferred, see "Description of Agritope Capital Stock--Agritope Series A Convertible Preferred."

        RELATIONSHIP BETWEEN AGRITOPE AND EPITOPE AFTER THE DISTRIBUTION

         For purposes of setting forth the conditions to and procedures for the Distribution, governing the ongoing relationship between Epitope and Agritope after the Distribution and providing for a more orderly transition of Agritope to operation as an independent public company, Epitope and Agritope have entered into various agreements. The agreements summarized in this section are included as exhibits to the Registration Statement of which this Information Statement/Prospectus forms a part. The following summary is qualified in its entirety by reference to the agreements as filed.

         Management believes that the administrative costs for Agritope as a stand-alone company will not be materially different from the administrative costs incurred and the shared services costs allocated in the historical financial statements. Additionally, the amounts to be charged to Agritope under the Transition Services Agreement described below are not expected to differ materially from what Agritope would incur on a stand-alone basis.

SEPARATION AGREEMENT


         Epitope and Agritope have entered into a Separation Agreement, which provides for, among other things, certain pre-Distribution actions of the parties, the manner of effecting the Distribution, indemnification rights and procedures, allocation of expenses prior to and in connection with the
Distribution, insurance matters, access to books and records, and confidentiality. Expenses to be borne by Agritope under the Separation Agreement in connection with the Distribution will be approximately $200,000. The Separation Agreement also provides for the cancellation of substantially all of Agritope's $49.0 million intercompany balance due to Epitope, which has been treated as a capital contribution in the consolidated financial statements included herein. Because Epitope and Agritope have separately conducted their respective businesses, the Separation Agreement does not otherwise contemplate either entity transferring any significant assets or property to the other.


         The Separation Agreement sets forth all of the material conditions precedent to the Distribution, which are: (i) receipt by Agritope of binding commitments for financing in an amount the Epitope Board deems sufficient to finance Agritope's operation as an independent public company for a period of not less than two years; (ii) receipt by Epitope of an opinion of its tax advisors as to certain tax considerations in connection with the Distribution;
(iii) receipt of all material approvals and consents necessary to consummate the Distribution and absence of any pending or threatened action with respect to the Distribution; (iv) effectiveness of the Registration Statement; and (v) occurrence of no other event or development that, in the judgment of the Epitope Board, would have a material adverse effect on Epitope or its shareholders. The Distribution is subject to satisfaction or waiver of each of these material conditions and certain other conditions set forth in the Separation Agreement. The Separation Agreement may be terminated, and the Distribution abandoned, at any time prior to the Record Date by, and in the sole discretion of, the Epitope Board.

         In addition, the Separation Agreement provides for the allocation of benefits under existing insurance policies between Epitope and Agritope, grants each of Epitope and Agritope access to certain records and information in the possession of the other, imposes certain confidentiality obligations on each, and provides that, except as otherwise set forth therein or in any related agreement, Epitope and Agritope will each pay its own costs and expenses in connection with the Distribution.

         Pursuant to the Separation Agreement, Agritope has increased its authorized capital stock to 30 million shares of Agritope Common and 10 million shares of Agritope Preferred, and taken other corporate actions in anticipation of its transition to an independent public company.

         Each of the parties has agreed to indemnify the other against claims relating to or arising out of their respective businesses prior to the Distribution and arising out of the Distribution. Agritope has agreed to assume responsibility for certain expenses incurred prior to and in connection with the Distribution.

EMPLOYEE BENEFITS AGREEMENT

         It is anticipated that each person who is an Epitope employee or an Agritope employee immediately prior to the Distribution Date will continue to be such immediately after the Distribution Date. To address certain employee and employee benefits matters in connection with the Distribution, Epitope and Agritope have entered into an Employee Benefits Agreement. Pursuant to the Employee Benefits Agreement, Agritope will retain or assume, as the case may be, sole responsibility as employer for all employees of Agritope as of the Distribution Date, and will cause any Agritope employee who is then a party to any employment-related agreement with Epitope to terminate such agreement effective as of the Distribution Date, except as described below.

         Epitope currently provides benefits to its employees and employees of Agritope under the Epitope, Inc. 401-K Profit Sharing Plan (the "Epitope 401(k) Plan"), the Incentive Stock Option Plan (the "Incentive Plan"), the 1991 Stock Award Plan (the "1991 Epitope Award Plan"), and the 1993 Employee Stock Purchase Plan (the "Epitope Purchase Plan"). Pursuant to the Employee Benefits Agreement, Agritope has amended the Agritope, Inc. 1992 Stock Award Plan (the "1992 Agritope Award Plan") and outstanding options issued thereunder and adopted other benefit plans to replace the employee benefits provided by Epitope. Agritope employees will be eligible for the new Agritope plans following the Distribution. To facilitate the transition, Epitope and Agritope have agreed to adjust each existing Epitope employee benefit or award in the following manner:

         401(k) Plan. The Employee Benefits Agreement provides that Agritope will establish and administer a new plan named the Agritope 401(k) Retirement Plan and Trust (the "Agritope 401(k) Plan"), under which benefits will be provided to all Agritope employees including those who were eligible for the Epitope 401(k) Plan immediately prior to the Distribution Date. All Agritope employees who wish to participate in the Agritope 401(k) Plan will be required to enroll in the Agritope 401(k) Plan in accordance with its terms. Under the Employee Benefits Agreement, Agritope employees will become fully vested (if not already fully vested) in their matching accounts under the Epitope 401(k) Plan as of the Distribution Date, and will be entitled to a distribution from the Epitope 401(k) Plan of all of their accounts within a reasonable time after the Distribution Date. The Employee Benefits Agreement requires the Agritope 401(k) Plan to accept a rollover contribution from any Agritope employee who elects to have his or her distribution from the Epitope 401(k) Plan rolled over to the Agritope 401(k) Plan.

         Existing Epitope Options. Pursuant to the Employee Benefits Agreement, Epitope and Agritope have agreed that each unexercised option to purchase Epitope Stock outstanding as of the Distribution Date ("Existing Epitope Options") will be adjusted as follows as of the Distribution Date.


         The exercise price of Existing Epitope Options will be adjusted according to a formula provided in the Employee Benefits Agreement. The formula provides for reduction of the exercise price by an amount equal to the aggregate value of Agritope Common and Series A Convertible Preferred issued in the Distribution, sold in the Regulation S Sale, or sold in the Preferred Stock Sale, divided by the number of shares of Epitope Stock outstanding at the Record Date. Epitope and Agritope believe that the exercise price adjustments to Existing Epitope Options should not result in the recognition of taxable income by Epitope or Agritope or their respective optionees. However, there can be no assurance that such recognition will not occur. Each holder of an outstanding Existing Epitope Option is urged to consult with his or her own tax advisor.


         Also, for purposes of determining the period that Existing Epitope Options remain exercisable, employment by Agritope shall be deemed employment by Epitope. Employment by Agritope or any of its majority owned subsidiaries after the Distribution will not be deemed employment by Epitope for vesting and all other purposes relating to Existing Epitope Options. Accordingly,

         Existing Epitope Options held by Agritope employees will continue to vest after the Distribution in accordance with existing award agreements which provide for continued vesting for periods ranging from 90 days to one year after the Distribution Date.

         Certain Existing Epitope Options are currently intended to qualify as "incentive stock options" ("ISOs") under the Code. However, continued ISO status requires that the optionee be employed by the grantor (or a parent or subsidiary of the grantor) and that the option generally be exercised within three months after an optionee's termination. Because the Distribution will terminate the affiliation between Epitope and Agritope, employees of Agritope holding Existing Epitope Options will lose any claim to ISO status for such options three months after the Distribution Date. Such options will thereafter be treated as nonqualified options.

         Agritope has adopted the Agritope, Inc. 1997 Stock Award Plan (the "Agritope 1997 Award Plan") pursuant to which awards will be made to Agritope employees as of and following the Distribution. See "1997 Stock Award Plan."

         Agritope Options Held by Epitope and Agritope Employees. Agritope has granted options to certain employees of Epitope and Agritope under the 1992 Agritope Award Plan. The options are denominated in shares of Agritope Common, but provide for issuance of Epitope Stock upon exercise so long as Agritope is a wholly owned subsidiary of Epitope. Agritope has amended the options outstanding under the 1992 Agritope Award Plan to provide that Epitope Stock will be received upon the exercise of the options and to provide that such options will be subject to substantially the restrictions and adjustments provided above for Existing Epitope Options. No further options will be granted under the plan.

         Purchase Plan. The Epitope Purchase Plan enables participating Epitope employees to purchase Epitope Stock during offering periods selected by the Epitope Board. The purchase price per share is the lesser of (i) 85 percent of the fair market value of Epitope Stock on the last trading day prior to the related Offering Date (as defined in the Epitope Purchase Plan) or (ii) 100 percent of the fair market value of Epitope Stock on the last day of the purchase period or on any earlier date of purchase provided for in the Epitope Purchase Plan. The purchase price is collected by means of payroll deductions. An employee whose employment is terminated for any reason other than retirement, disability, or death may, at his or her election, (i) be refunded the full amount withheld to date, plus interest at the rate of 6 percent per year, or (ii) receive the whole number of shares that could be purchased at the purchase price with that amount together with a cash refund of any balance.

         Pursuant to the Employee Benefits Agreement, the Epitope Purchase Plan will continue in full force and effect in accordance with its terms. The Employee Benefits Agreement provides that participants under the Epitope Purchase Plan will be eligible to participate in the Distribution and receive shares of Agritope Common only to the extent that, by operation of the Epitope Purchase Plan or otherwise, they are shareholders of record on the Record Date, except that participants who are entitled to receive shares of Epitope Stock under the Epitope
         Purchase Plan as of the Record Date but who have not yet been mechanically recorded as shareholders of record as of the Record Date will be treated as shareholders of record for purposes of the Distribution. The Employee Benefits Agreement also provides for certain adjustments to the Maximum Purchase Price (as defined in the Epitope Purchase Plan) during the purchase period in which the Distribution Date occurs in order to reflect the effect of the Distribution. Agritope has established an Employee Stock Purchase Plan for Agritope employees. See "1997 Employee Stock Purchase Plan."

         The Employee Benefits Agreement also provides for the continuation of medical, dental and other welfare plans by Epitope and Agritope for the benefit of their respective employees following the Distribution, and for the allocation of liability for, and indemnity obligations related to, any employment-related claims brought against Epitope or Agritope, or both companies jointly.

TAX ALLOCATION AGREEMENT

         Epitope and Agritope have entered into a Tax Allocation Agreement providing for their respective obligations concerning various tax liabilities and related matters. The Tax Allocation Agreement provides that Epitope will pay, and will indemnify Agritope with respect to, all federal, state, local and foreign income, franchise and similar taxes relating to Epitope for all taxable periods. Epitope has also generally agreed to pay all other taxes (other than those which are imposed solely on Agritope) that are payable in connection with the Distribution and transactions related to the Distribution, the liability for which arises on or before the Distribution Date. The Tax Allocation Agreement provides that Agritope will pay, and will indemnify Epitope with respect to, all federal, state, local and foreign income, franchise and similar taxes relating to Agritope for all taxable periods. Further, the Separation Agreement provides for cooperation with respect to certain tax matters, including the preparation of income tax returns, the exchange of information, the handling of tax controversies, and the retention of records which may affect the income tax liability of either party.

TRANSITION SERVICES AGREEMENT

         Epitope and Agritope have entered into a Transition Services Agreement pursuant to which Epitope has agreed to provide office and laboratory facilities and accounting and human resources services to Agritope for a 3-to-6 month period following the Distribution.

                             SELECTED FINANCIAL DATA
                      (In thousands, except per share data)

         The following table sets forth selected historical consolidated income and balance sheet data of Agritope and its subsidiaries. The balance sheet data at September 30, 1997 and 1996 and the operating results data for the years ended September 30, 1997, 1996, and 1995 have been derived from audited consolidated financial statements and notes thereto included in this Information Statement/Prospectus. The balance sheet data at September 30, 1995, and operating results data for the year ended September 30, 1994 are derived from audited consolidated financial statements and notes thereto not included in this Information Statement/Prospectus. The balance sheet data at September 30, 1994 and 1993 and operating results data for the year ended September 30, 1993 are derived from unaudited consolidated financial statements, and notes thereto not included in this Information Statement/Prospectus and, in the opinion of management, include all adjustments necessary for fair presentation. This information should be read in conjunction with the consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                             YEAR ENDED SEPTEMBER 30
                                                            1997           1996       1995(1)     1994(1)    1993(1)

CONSOLIDATED OPERATING RESULTS
Revenues............................................     $ 1,551         $  585     $ 2,110       $ 2,213     $  524
Operating costs and expenses........................       6,089          2,821       9,920        11,703      7,331
Other income (expense), net ........................   (4,153)(2)          (265)       (235)         (314)      (151)
Net loss............................................      (8,691)        (2,501)     (8,045)       (9,804)    (6,958)
Pro forma net loss per share (3)....................       (3.23)         ( .93)      (2.99)        (3.64)     (2.59)
Pro forma shares used in per
  share calculations (3)............................       2,691          2,691       2,691         2,691      2,691


CONSOLIDATED BALANCE SHEET                                                              SEPTEMBER 30
                                                             1997                   1996        1995        1994      1993
                                               As adjusted(4)          Actual
                                                   pro forma
                                                  (Unaudited)

Working capital (deficiency).................       $11,740        $ 1,659       $(3,163)      $  846     $  418      $  0
Total assets.................................        17,366          7,285         5,670        4,067      4,081     2,091
Long-term debt...............................            15             15             -           22         38        57
Convertible notes, due 1997..................             -              -         3,620        3,620      4,070     4,630
Accumulated deficit..........................       (41,168)       (41,168)      (32,478)     (29,976)   (21,931)  (12,127)
Shareholder's equity (deficit)...............        14,844          4,763         1,008           75       (482)   (2,983)

(1) Data for 1995, 1994, and 1993 include revenues of $2.0 million, $2.1 million, and $482,000, and operating losses of $3.8 million, $5.6 million, and $2.2 million, respectively, attributable to business units which were divested. See Note 3 to 1997 consolidated financial statements.

(2) Includes non-cash charges of $2.3 million, reflecting the permanent impairment in the value of Agritope's investment in affiliated companies, and $1.2 million for the conversion of Agritope convertible notes into Epitope Stock at a reduced price. See Notes 3 and 5 to 1997 consolidated financial statements.

(3) Net loss per share is presented on a pro forma basis assuming that the Distribution of Agritope Common pursuant to the Agritope spin-off had occurred on October 1, 1994. Pro forma calculations exclude shares to be issued in the Regulation S Sale, the Preferred Stock Sale, and upon the exercise of the Series A Option. See Note 11 to Consolidated Financial Statements.

(4) The capitalization of Agritope as adjusted reflects the effects of the Regulation S Sale of 1,343,704 shares of Agritope Common and the sale of 214,285 shares of the Series A Convertible Preferred for aggregate proceeds of $10.9 million, less issuance costs of $825,000.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of operations and financial condition should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Information Statement/Prospectus. Special Note:
Certain statements set forth below constitute "forward-looking statements." See "Note Regarding Forward-Looking Statements."

OVERVIEW

         Agritope,  Inc. (the "Company" or  "Agritope"),  consists of two units:
Agritope Research and Development and Vinifera, Inc. ("Vinifera"). Agritope Research and Development uses biotechnology in the development of new fruit and vegetable plant varieties for sale to the fresh produce industry. To date, Agritope has not completed commercialization of this technology. A portion of the research and development efforts conducted by Agritope has been performed under various research grants and contracts. Vinifera is engaged in the grapevine propagation and distribution business. During 1995, Vinifera was in the development stage and generated minimal product sales. Vinifera commenced commercial stage operations in 1996.

         The results of operations for the first three quarters of 1995 include the activity of Vinifera, then a wholly owned subsidiary of Agritope. Vinifera was sold in the third quarter of 1995. A majority interest in Vinifera was reacquired in the fourth quarter of 1996. No gain was recognized upon the sale of Vinifera in 1995. The 1996 purchase price of $916,000 was allocated to tangible net assets. As a result of subsequent equity sales to private investors, Agritope now holds a 61 percent equity interest in Vinifera. Vinifera's operations are included in results of operations for the fourth quarter of 1996, and for all of 1997.

         Agritope's results of operations for the first three quarters of 1995 also include the activity of Agrimax Floral Products, Inc. ("Agrimax"), a wholly owned subsidiary, which was engaged in the fresh flower packaging and distribution business. Agrimax's business was discontinued in 1995. In 1995, a portion of the operating assets of Agrimax were contributed to UAF Limited Partnership ("UAF"), an unrelated company, in exchange for a minority equity interest in UAF. A loss of $500,000 was recognized in 1995 on the discontinuance of operations at Agrimax and the transaction with UAF. In 1996, the remainder of the operating assets of Agrimax were contributed to Petals USA, Inc. ("Petals"), an unrelated company, in exchange for a minority equity interest in Petals. No gain or loss was recognized on the transaction with Petals and the investment in Petals was recorded at the net book value of the contributed assets. There are no operations of Agrimax included in 1996 or 1997 operating results.

         The accompanying consolidated financial statements have been prepared to reflect the operating results and financial condition of Agritope and its subsidiaries. The operating statements include the cost of certain corporate overhead services which are provided on a centralized basis for the benefit of the medical products business conducted by Epitope and the agricultural biotechnology business conducted by Agritope and its subsidiaries ("Shared Services"). Such expenses have historically been allocated using activity indicators which, in the opinion of management, represent a reasonable measure of the respective business' utilization of or benefit from such Shared Services.


         In July 1997, Epitope's board of directors approved a management proposal to spin off Agritope, subject to obtaining financing for Agritope and the satisfaction of certain other conditions. Agritope has agreed to sell
1,343,704 shares of Agritope common stock at a price of $7 per share in a private placement to certain investors, for an aggregate price of $9.4 million, immediately after the spin-off. In connection with a research and development collaboration, Agritope has entered into an agreement with Vilmorin & Cie, an affiliate of Groupe Limagrain, to sell 214,285 shares of the Series A Convertible Preferred at a price of $7 per share for an aggregate price of $1.5 million. Agritope expects to receive the proceeds from the Preferred Stock Sale three business days following the completion of the spin-off. The spin-off will be accomplished by a distribution of Agritope common stock to Epitope's shareholders. Epitope will not own or control any shares of Agritope stock following the spin-off, which is expected to occur in December 1997.


         In November 1996, the Epitope Board proposed creating two separate classes of Epitope common stock, one to reflect the medical products business and operations of Epitope and the other to reflect the business and operations of Agritope (the "Targeted Stock Proposal"). In addition, in December 1996, Epitope acquired Andrew and Williamson Sales, Co. ("A&W"), a producer and distributor of fruits and vegetables, as a direct wholly owned subsidiary of Epitope. Agritope and A&W thereby became sister companies, each a wholly owned subsidiary of Epitope. Agritope had no relationship with A&W other than as a sister corporation. In May 1997, prior to a shareholder vote on the Targeted Stock Proposal, the Epitope Board rescinded its acquisition of A&W and withdrew the Targeted Stock Proposal in light of events surrounding a Hepatitis A outbreak allegedly associated with strawberries shipped by A&W prior to its acquisition by Epitope. The accompanying consolidated financial statements do not include the operations of A&W. The effects of Epitope's ownership of A&W are reflected solely in Epitope's financial statements and have no impact on Agritope's financial statements.

RESULTS OF OPERATIONS

Years ended September 30, 1997, 1996 and 1995

Revenues. Total revenues increased by $966,000 or 65 percent from 1996 to 1997, and decreased by $1.5 million or 72 percent from 1995 to 1996. Revenues by component are shown below:

YEAR ENDED SEPTEMBER 30 (IN THOUSANDS)                                    1997               1996                 1995

Product sales
     Grapevine plant sales....................................           $ 1,436       $        -            $      84
     Wholesale fresh flower sales.............................                 -                -                1,931
                                                                      ----------       ----------             --------
                                                                           1,436                -                2,015
Grants and contracts
      Government research grants..............................                30              145                   16
      Research projects with strategic partners...............                53              326                   40
      Other...................................................                32              114                   38
                                                                       ---------         --------            ---------
                                                                             115              585                   94

                                                                         $ 1,551          $   585              $ 2,110

         Grapevine plant sales pertain to Agritope's majority owned subsidiary, Vinifera. Vinifera was sold in the third quarter of 1995, and a majority interest was reacquired at the end of August 1996. Vinifera had no product sales in September 1996. Vinifera was in the development stage in 1995, commenced commercial stage operations in 1996 and continued its marketing efforts and expansion of its customer base during 1997. Vinifera currently has confirmed orders exceeding $1.4 million for delivery in the spring and summer of 1998.

         Product sales in 1995 included $1.9 million of sales in Agrimax's unprofitable wholesale fresh flower packaging and distribution operations, which were discontinued in the third quarter of 1995.

         Grant and contract revenues pertain to research projects directed at developing superior new plants through genetic engineering. Revenue from such projects can vary significantly from year to year as new projects are started while other projects may be extended, completed, or terminated. In addition, not all research projects conducted by Agritope receive grant or contract funding. Grant and contract revenues in 1996 included three significant contracts with strategic partners for joint research projects. Grant and contract revenue in 1996 also included SBIR government grants totaling $145,000 which declined to only $30,000 in 1997. In October 1997, the Company was awarded a three-year grant totaling $1.0 million from the U.S. Department of Commerce to study the application of Agritope's ripening technology to certain tree fruits and bananas.

Gross margin. Gross margin on product sales was 7.7 percent of sales for 1997. Gross margin in 1997 was adversely affected by production start-up costs incurred during the expansion of production capacity at Vinifera. There were no comparable product sales in 1996. The Company's unprofitable wholesale fresh flower packaging and distribution operations were primarily responsible for the negative gross margin in 1995.

Research and development expenses. Research and development expenses in 1997, 1996 and 1995 totaled $1.7 million, $1.3 million and $2.2 million, respectively. The increase of $343,000 or 26 percent from 1996 to 1997 reflects increased efforts to develop and propagate crops containing Agritope's patented ethylene control technology as well as research and development efforts to improve grapevine plant propagation conducted by Vinifera. The decrease of $866,000 or 39 percent from 1995 to 1996 resulted from the divestitures of the Agrimax and Vinifera businesses in the third quarter of 1995.

Selling, general and administrative expenses. Selling, general and administrative expenses in 1997, 1996 and 1995 were $3.1 million, $1.5 million and $4.5 million, respectively. Expenses in 1997 included $913,000 of costs incurred by Vinifera, which was not part of Agritope during the first eleven months of 1996. The increase in 1997 is also attributable to expenses of $424,000 related to the withdrawn Targeted Stock Proposal to create two classes of common stock of Epitope. During 1997, Vinifera expanded greenhouse capacity and continued to establish marketing and administrative functions at its new headquarters location in Petaluma, California. Such activities contributed to relatively high selling, general and administrative expenses in comparison to product sales levels. Expenses in 1995 included $2.8 million of costs incurred by Agrimax and Vinifera before these businesses were divested.

         Selling, general and administrative expenses include $1.4 million, $1.1 million and $1.9 million for the allocation of Shared Services in 1997, 1996 and 1995, respectively. The amount of allocated Shared Services increased by $334,000 or 31 percent from 1996 to 1997 as a result of the reacquisition of Vinifera in August 1996, as well as increased corporate costs at Epitope due to increased administrative personnel. The amount of allocated Shared Services decreased by $823,000 or 43 percent from 1995 to 1996 largely as a result of the dispositions of the Agrimax and Vinifera businesses.

Other income (expense), net. Other income (expense), net was affected by three significant non-recurring charges totaling $4.2 million in 1997. During 1997, Agritope recorded a non-cash charge to results of operations of $2.3 million, reflecting the permanent impairment in the value of its investment in affiliated companies (UAF and Petals). Additionally, conversion of $3.4 million principal amount of Agritope convertible notes into Epitope common stock at a reduced conversion price resulted in a charge to results of operations of $1.2 million. Also in 1997, a charge of $744,000 in recognition of the Company's contingent liability as primary lessee on two leases pertaining to Agritope's discontinued wholesale fresh flower packaging and distribution business was recognized.

         Interest expense decreased by $240,000 or 90 percent from 1996 to 1997 due to the conversion of $3.4 million principal amount of Agritope notes into Epitope common stock in the first quarter of 1997, and payment of the remaining principal amount of $240,000 on June 30, 1997.

LIQUIDITY AND CAPITAL RESOURCES                                                       SEPTEMBER 30
                                                                                        1997                   1996
                                                                                               (in thousands)

Cash and cash equivalents..............................................              $      4               $   477
Working capital (deficiency)...........................................                 1,659                (3,163)

              At September 30, 1997, Agritope had working capital of $1.7 million as compared to a working capital deficiency of $3.2 million at September 30, 1996. The increase in working capital was principally attributable to the conversion of $3.4 million of convertible notes into 250,367 shares of Epitope common stock in the first quarter of 1997. Concurrent with the note conversion, Epitope made a $4.4 million capital contribution to Agritope. Working capital also increased due to a $1.6 million buildup in Vinifera's inventory of growing grapevine plants. The grapevine plants are grafted and then kept in greenhouses for approximately 10 weeks before they are ready for sale. The plants can be maintained in greenhouses or stored outside for several years during which time they continue to grow. Inventory on hand at September 30, 1997 represents grapevine plants expected to be sold in the spring of 1998.

              Expenditures for property and equipment were $1.9 million during 1997, largely as a result of expansion of greenhouse capacity at Vinifera. Expenditures for patents and proprietary technology in 1997 included a one-time cash payment of $590,000 to a co-inventor of Agritope's ethylene control technology who is an officer of Agritope. Agritope has also acquired certain rights to certain proprietary genes for which it made payments of $171,000 in 1997. Such amounts are included in "Patents and proprietary technology, net." Agritope's investment in affiliated companies, obtained in connection with the divestiture of its fresh flower packaging and distribution business, was reduced by a non-cash charge of $2.3 million in 1997 reflecting the permanent impairment in the value of these investments.

              Cash flows from operating activities improved significantly from 1995 to 1996 largely due to the divestiture of Agrimax and Vinifera. Year-end inventories increased by $510,000 from 1995 to 1996 due to the reacquisition of Vinifera in August 1996. Additions to property and equipment increased in 1996 as a result of expansion of greenhouse capacity at Vinifera, which was reacquired in August 1996. Expenditures for patents and proprietary technology increased in 1996 primarily due to a one-time cash payment of $365,000 to the other co-inventor of Agritope's ethylene control technology.

              Historically through September 30, 1997, the primary sources of funds for meeting Agritope's requirements for operations, working capital and business expansion have been $45.4 million in cash from Epitope, $5.4 million principal amount of convertible notes, $1.6 million of investments in Vinifera by minority shareholders, and $1.0 million in funding from strategic partners and other research grants. Agritope expects to continue to require funds to support its operations and research activities. Agritope intends to utilize cash reserves, cash generated from sales of products, and research funding from strategic partners and other research grants to provide the necessary funds. Agritope may also rely on the sale of equity securities to generate additional funds. Agritope has agreed to reimburse Epitope for amounts advanced by Epitope on or after December 1, 1997.

              Immediately following the spin-off and related financing, Agritope is expected to have $9.1 million in cash and cash equivalents on hand to finance its continued operations. Agritope presently anticipates that these funds will be sufficient to finance operations as a separate business for at least two years after the spin-off, based on currently estimated revenues and expenses. Because this estimate is based on a number of factors, many of which are beyond its control, Agritope cannot be certain that this estimate will prove to be accurate, and to the extent that Agritope's operations do not progress as anticipated, additional capital may be required. Agritope currently utilizes a portion of Epitope's office and research and development facilities and is allocated a charge representing the cost of such facilities. As soon as practicable after the spin-off, Agritope intends to relocate its administrative and research and development activities to separate leased facilities. Management estimates that the cost to relocate, including leasehold improvements, will not exceed $2.0 million and that the cash on hand following the spin-off will be adequate to meet this need. Additional capital may not be available on acceptable terms, if at all, and the failure to raise such capital would have a material adverse effect on Agritope's business, financial condition, and results of operations. See "Risk Factors--Need for Additional Funds."

              Agritope has completed a Year 2000 review of its systems and procedures to determine the scope of costs or risks Agritope may face in connection with potential computer problems associated with the Year 2000. The Company believes that it will not incur material Year 2000 remedial costs and that its operations will not be materially affected by any Year 2000 problems.

                             DESCRIPTION OF BUSINESS

GENERAL

         Agritope is a biotechnology company specializing in the development of new fruit and vegetable plant varieties for sale to the fresh produce industry. The Company is utilizing its patented ethylene control technology to produce a wide variety of fruits and vegetables that are resistant to the decaying effects of ethylene. The Company also recently acquired certain rights to certain proprietary genes from the Salk Institute for Biological Studies. Agritope believes that the Salk Genes may have the potential to confer disease resistance, enhance crop yield, control flowering, and enhance gene expression in plants. Agritope has an option to obtain a worldwide license to use the Salk Genes in a wide range of fruit and vegetable species.

         The Company consists of two units: Agritope Research and Development and Vinifera. Agritope Research and Development contributes biotechnology and product development to strategic partners and provides disease screening and elimination programs to Vinifera. Through Vinifera, Agritope believes that it offers one of the most technically advanced grapevine plant propagation and disease screening and elimination programs available to the wine and table grape production industry.

AGRITOPE BIOTECHNOLOGY PROGRAM

         Historically, Agritope's biotechnology program focused on using the tools and techniques of plant genetic engineering to regulate the synthesis of ethylene in ripening fruits and vegetables. Recently, the Company has begun research into genetically regulating other physiological processes in plants. Ethylene is a gaseous plant hormone which in higher plant species is responsible for fruit ripening and vegetable senescence as well as numerous other physiological effects. The Company has identified and patented a single gene that can be inserted into plants and expressed to regulate the plant's ability to produce ethylene. In addition, Agritope is conducting research in the area of disease control, including screening plants for the presence of disease and creating genetically engineered plants with resistance to pathogens.

Ripening Control. The fresh produce industry is based largely upon rapid harvesting, processing and distribution of fruits and vegetables in order to prevent spoilage and ensure the arrival of product at retail outlets in acceptable condition for consumer purchase and use. The post-harvest period for most fruits and vegetables is one of continuous ripening and senescence, as evidenced by rapid changes in color, texture, flavor, nutrient content, and other quality attributes. Product losses due to perishability during harvesting, processing, packing, shipping and distribution can reach substantial portions of overall crop yield. Growers frequently incur losses resulting from the abandonment of crops in the field or having shipments refused by receivers because the produce is overripe. In addition, wholesalers and retailers may be forced either to discard or sell overripe produce at reduced prices and consumers often must use produce shortly after purchase to avoid spoilage.
Studies published in the USDA Marketing Research Report have estimated post-harvest losses of 30 percent and 40 percent, respectively, for strawberries shipped from Florida to the Chicago and New York markets. In the U.S. fruit and vegetable markets, post-harvest losses are estimated to amount to several billion dollars annually.

         Post-harvest losses are largely attributable to the effects of ethylene. Because ethylene is a gas, it not only affects the plant producing it, but also surrounding plants as well. The physiological effects of ethylene include initiation and enhancement of ripening, senescence, leaf abscission and drooping, and flower fading and wilting. Common examples include the ripening and subsequent rotting of tomatoes and apples, discoloration in lettuce and broccoli, and the short bloom life of cut flowers.

         The importance of controlling ethylene production in plants has been recognized for decades, and has been addressed primarily through the use of controlled atmosphere storage, chemical treatment, and special packaging. Conventional techniques for controlling ethylene production have serious disadvantages that include high cost, time-critical handling requirements and lack of consistent ripening. For example, the majority of product sold in the fresh tomato market today is composed of "gas-green" tomatoes. These tomatoes are picked and packed while still green and firm. Prior to shipping to wholesale customers, green tomatoes are exposed to ethylene gas in order to initiate ripening of the product. In general, gas-green tomatoes are perceived by consumers to have less desirable taste and texture than vine ripened tomatoes.

         Agritope believes the ability to regulate ethylene and control ripening through genetic engineering represents an opportunity to provide a superior product to consumers while also improving profitability for growers and distributors. Growers may achieve higher marketable yields due to fewer losses to overripe product in the field and may lower labor costs by decreasing frequency of harvest. For packer/shippers, better control of product perishability may result in improved inventory flexibility and control, and more uniform product quality.

Ethylene Control Technology. Agritope's ethylene control technology is focused on the use of a patented gene known as SAMase. The expression of SAMase in plants produces an enzyme that acts to degrade one of the important precursor compounds (S-adenosylmethionine or "SAM") necessary for the production of ethylene. Agritope has genetically engineered plants to express the SAMase gene only when certain levels of rising ethylene concentrations are reached in the tissues of the fruit or plant. This feature causes the production of greater levels of the enzyme that degrades SAM in response to a correspondingly higher level of ethylene. Agritope believes that this technology thus offers a major advantage over other approaches to ripening control in that the production of ethylene may be specifically reduced to levels that allow for the initiation of ripening but that delay the spoiling effects of excess ethylene. Therefore, the fruit can be maintained at an optimal level of ripeness for an extended period of time. An additional benefit of Agritope's technology is that the reaction catalyzed by the SAMase gene results in compounds normally found in plants. Agritope believes its SAMase technology can be utilized for the control of ethylene in any plant species where ethylene affects ripening or senescence.

         Agritope's application of ethylene control technology to various fruit and vegetable crops is at different stages, as described below. There are difficult scientific objectives to be achieved with respect to application of the technology to certain crops before the technical or commercial feasibility of the modified crops can be demonstrated. There can be no assurance that the technology can be successfully applied to particular crops or that the modified crops can be successfully and profitably produced, distributed, and sold. See "Risk Factors--Uncertainty of Product Development."

         Agritope's ripening control technology is protected by a U.S. patent covering the use of any gene that encodes S-adenosylmethionine hydrolase (the enzyme expressed by the SAMase gene) in any plant species. In addition to the patent on the SAMase gene, utility claims have been allowed on the promoter/gene combination used by Agritope in applications currently under development as well as potential applications in all other fruit-bearing plants. In the area of regulated ripening control, Agritope has four additional U.S. and foreign patents pending. In addition, Agritope has three U.S. and foreign patent applications pending in related areas.

The Salk Genes. In addition to its ethylene control technology, Agritope also recently acquired certain rights to certain proprietary genes discovered by scientists at the Salk Institute for Biological Studies ("Salk"). The Company believes that the Salk Genes may have the potential to confer disease resistance, enhance yield, control flowering and enhance gene expression in plants. Agritope believes these new technologies will allow Agritope to leverage its ability to genetically engineer fruits and vegetables and enhance its ability to broaden its pipeline of new genetically engineered products. U.S. and international patent filings have been made with respect to each of these genes. A patent covering one gene, LEAFY, recently issued in the U.S.

         Under the terms of the Salk agreement, Agritope has an option to obtain an exclusive or nonexclusive worldwide license to use the Salk Genes in a wide range of fruit and vegetable crops. The agreement permits Agritope to use each Salk Gene for research and evaluation purposes, for which Agritope will pay an annual access fee until it elects to license the gene for commercial purposes. Agritope will pay a license issue fee and royalty for each Salk Gene it elects to license. Agritope has also agreed to reimburse a percentage of applicable Salk patent costs. Salk retains ownership of the Salk Genes, subject to applicable U.S. government rights. Agritope will own any modified plant species and fruit and vegetable crops it develops using the Salk Genes, and will therefore have control of the marketing and distribution rights to such products.

         Agritope's work with the Salk Genes to produce desirable fruit and vegetable crops is at an early stage. There are difficult scientific objectives to be achieved before the technological or commercial feasibility of the products can be demonstrated. There can be no assurance that any of Agritope's products under development using the Salk Genes, if and when fully developed and tested, will perform in accordance with Agritope's expectations, that necessary regulatory approvals will be obtained in a timely manner, if at all, or that these products can be successfully and profitably produced, distributed and sold.

         SAR-1 is a gene that confers systemic acquired resistance ("SAR"). SAR is the ability of plants to develop a powerful disease resistance state. After exposure to a non-lethal inoculum of a bacterial, viral or fungal pathogen, a plant will possess a heightened ability to defend itself against a broad range of new pathogenic challenges. The phenomenon of SAR has been studied for years but only recently at the molecular level. Scientists at the Salk Institute for Biological Studies, in collaboration with those at the Samuel Roberts Nobel Foundation, have discovered a gene, SAR-1, that appears to play a key role in the maintenance of SAR. Agritope intends to utilize SAR-1 in the development of plant varieties that have increased disease resistance to a broad range of plant pathogens.

         DET2 is a gene that controls brassinosteroid synthesis in plants. Brassinosteroids are compounds that are naturally produced in minute quantities in plants and play a key role in plant growth and development. In addition to being difficult to extract (due to their small quantity within the plant), brassinosteroids are also exceedingly difficult to synthesize using organic synthesis methods. Nevertheless, research has demonstrated that application of purified brassinosteroids to crop plants can result in enhanced yields. Scientists at the Salk Institute have identified the key enzymatic step that limits brassinosteroid synthesis in plants and cloned the gene, DET2, that encodes the enzyme. Expression of the gene in transgenic plants has produced plants with enhanced growth properties due to increased synthesis of brassinosteroid by the transgenic plant.

         BIN1 is a gene that encodes the plant receptor for brassinosteroids. The BIN1 gene encodes a receptor-like protein kinase involved in brassinosteroid signaling and provides further opportunities for biotechnological applications related to yield increase in transgenic plants. In principle, it is possible to manipulate both hormone biosynthesis with DET2, as described above, as well as the level of brassinosteroid receptor through BIN1. In addition, it is possible to generate BIN1 derivatives that have been activated as if brassinosteroid were bound. Both approaches, either separately or together, have the potential to greatly stimulate plant growth and yield.

         Cyclin is a gene that is involved in regulating cell division. Salk Institute scientists have expressed the cyclin gene in transgenic plants and believe it may play a role in accelerating root growth. Furthermore, transgenic crop plants containing the cyclin gene are also expected to have enhanced vegetative growth properties. Agritope intends to test the cyclin gene initially in commercial tomato and carrot varieties.

         LEAFY is a gene that is responsible for flower initiation in plants. Scientists at the Salk Institute have demonstrated that transgenic aspen trees expressing LEAFY develop flowers within months rather than the 8 to 10 years that a non-transgenic aspen requires. Agritope intends to investigate uses of the LEAFY gene for use in tree fruits and grapevines. Alternatively, inhibiting LEAFY expression in plants may prevent plants from flowering, which could be of value in some vegetable crops such as lettuce and celery.

         Booster Element ("BE") is a genetic element (a small piece of DNA) that can be added to plant gene promoters to enhance gene expression. The BE technology is applicable to a range of plant genetic engineering strategies, including the Company's SAMase ripening control technology, and to other Salk genes. For example, certain crops may need a higher level of SAMase expression to produce a specific level of ripening control. BE may facilitate manipulation of the promoters controlling SAMase expression and thus improve the utility of the SAMase technology.

Additional Technologies. Agritope is also conducting research on several additional early-stage technologies. For example, Agritope scientists have devised a genetic engineering strategy to confer seedlessness to fruit crops. In addition, Agritope has recently been awarded a Phase I Small Business Innovation Research ("SBIR") grant to develop a novel geminivirus resistance strategy and to incorporate the approach into commercial tomato varieties. Geminiviruses are a class of plant viruses that cause widespread damage in several crops including tomato, pepper, melon and squash.

Existing Development Programs. Agritope's research and development programs are directed toward several highly perishable fruit and vegetable crops described below. The development program comprises five stages, including gene isolation, transformation, product evaluation, seed/plant production and product launch, defined below.

         The following chart shows the approximate progress Agritope has made to date with various crops, which are described in more detail below.

         [Chart titled "Agritope Product Development Program" listing the stages of development (gene isolation, transformation, product evaluation, seed/plant production, and product launch). The chart shows that the following products are in the stages indicated:

         Melon                                       Product Evaluation
         Tomato                                      Product Evaluation
         Raspberry                                   Product Evaluation
         Additional Crops                            Gene Isolation]

         Gene Isolation: The initial stage of genetic engineering. Gene isolation involves the identification and characterization of genes and gene promoters for use in Agritope's development programs. These genetic elements are then combined for use in genetically engineered plants.

         Transformation: The stage at which the new genetic material is introduced into the plant. The transgenic plants which result are then available for product evaluation.

         Product Evaluation: The analysis of transgenic plants in both laboratory and field settings to determine commercial utility. This stage also involves the plant breeding and selection process to develop commercially competitive new varieties that incorporate the Agritope technology. Regulatory data are also collected and submitted at this stage.

         Seed/Plant Production: Propagation of selected plant material (either seed or plants) in quantities needed for commercial production.

         Product Launch: Commercial production and sale, following regulatory clearance.

Melon. The U.S. wholesale fresh melon market is estimated to exceed $350 million annually. Perishability in melons results in substantial product losses during the processes of production, harvesting, and distribution. Agritope believes that melons represent a substantial market opportunity for implementation of its ripening control technology. Recent scientific reports have demonstrated a dramatic increase in shelf life for specialty type melons in which the ability to produce ethylene has been impaired. Using proprietary seed varieties supplied by two units of the French seed company Groupe Limagrain: Clause Semences and its U.S. affiliate Harris Moran Seed

Company ("Harris Moran"), Agritope is developing commercial melon varieties with controlled ripening and increased post-harvest product life. Transgenic melons containing Agritope's ethylene control gene are currently being evaluated jointly by Harris Moran and Agritope technicians.

Tomato. The annual U.S. wholesale fresh market tomato business is estimated at $1.7 billion. In order to facilitate the commercialization of its ethylene control technology for this market, Agritope formed Superior Tomato Associates, L.L.C. ("STA"), a joint venture with Sunseeds Company, the developer and producer of several leading fresh market tomato varieties.

         Agritope  provides  genetic   engineering   technology  and  regulatory
expertise, has responsibility for managing the joint venture, and owns a two-thirds equity ownership interest in STA. Sunseeds provides elite tomato germplasm and breeding expertise in the development of transgenic varieties. STA owns rights to any fresh market cherry, roma and vine-ripened large fruited tomato varieties developed for the joint venture using Agritope ethylene control technology and Sunseeds germplasm. STA also owns any technology jointly developed by Agritope and Sunseeds. The parties otherwise retain all rights to their respective technologies.

         STA is currently in the process of developing and testing transgenic cherry, roma, and large fruited vine ripe tomato varieties. Agritope has developed lines of elite tomato germplasm provided by Sunseeds. Recent field trials have successfully demonstrated the transfer of Agritope's SAMase ripening control technology to a number of Sunseeds' elite breeding lines. Sunseeds is conducting further breeding and field trials of these transgenic lines. These trials will be followed by production scale trials that, if successful, will lead to regulatory submissions and, if regulatory clearances are received, commercial-scale seed production. Seeds will then be sold to approved growers, who will pay STA a royalty on net sales of tomatoes grown from the seed.

         Prior to the formation of STA, Agritope submitted safety, nutritional, and environmental information on a prototype transgenic tomato line to both the USDA and the FDA. In March 1996, the USDA issued its finding that this line has no significant environmental impact and would no longer be considered a regulated article. During the same month the FDA determined that the variety did not raise issues that would require pre-market review or approval by that agency. In addition to receiving these U.S. regulatory clearances, Agritope also conducted field evaluations of SAMase tomato lines in Mexico under permits granted by the Mexican Ministry of Agriculture. In order to commence sale of selected varieties, Agritope will be required to make supplemental submissions to the USDA and FDA that establish that such varieties are comparable to the previously cleared lines.

Raspberry. The wholesale raspberry market, estimated at $48 million annually in the U.S., has experienced limited growth because of the extreme perishability of the fruit. Agritope believes that the successful development of raspberries containing its ethylene control technology could permit a significant expansion of the fresh raspberry market.

         In a collaboration with Sweetbriar Development, Inc. ("Sweetbriar"), the largest fresh raspberry producer in the U.S., Agritope has engineered several of Sweetbriar's proprietary commercial raspberry varieties to contain the SAMase gene. Initial field trials of transgenic raspberries are currently underway at Sweetbriar facilities in California and Agritope facilities in Woodburn, Oregon. Agritope has already demonstrated the ability to reduce ethylene synthesis in the fruit. Successful development of a commercial transgenic raspberry, which would be owned by Sweetbriar, will require further demonstration of improved shelf life as well as additional field trials to obtain the appropriate regulatory clearances. If these conditions are met, Sweetbriar would produce the new raspberries for distribution and marketing by Driscoll Strawberry Associates ("Driscoll"), the largest distributor of fresh raspberries and strawberries in the U.S. Agritope would receive royalties on wholesale product sales. Separately, Agritope has integrated its ripening control technology into several public domain varieties.

Vegetable and Flower Crops. Agritope and Vilmorin have entered into the Vilmorin Research Agreement covering certain vegetable and flower crops. See "Risk
Factors--Terms for Commercialization of Certain Vegetable and Flower Crops." Under the terms of the Vilmorin Research Agreement, Vilmorin will provide certain proprietary seed varieties and germplasm for use by Agritope in research and development projects to be funded by Vilmorin, in which Agritope technology, and possibly Vilmorin technology, may be applied to the various covered crops. The specific research projects to be conducted will be determined by agreement of the parties, taking into account recommendations of Agritope's Project Advisory Committee, two of the four members of which are to be designated by Vilmorin. Unless otherwise agreed, Vilmorin will pay, on a quarterly basis, all Agritope's out-of-pocket expenses, including employee salaries and overhead, for each selected research project. See "Risk Factors--Dependence on Strategic Partners."

         Agritope and Vilmorin have agreed to negotiate in good faith the terms of future commercialization agreements applicable to any commercial-stage products that arise out of such research and development projects. It is the intent of the parties that Agritope will receive royalties on revenues generated through sales of modified crops or modified seeds resulting from the research projects, or that Agritope will receive revenues through participation in programs providing royalties to Agritope and Vilmorin based on savings realized by farmers utilizing the modified products. If the parties are unable to agree on the terms on which a modified crop or seed is to be commercialized, the terms of commercialization will be determined by "baseball" style arbitration, in which the arbitrator chooses all of the terms proposed by one party or the other without modification or compromise. See "Risk Factors--Terms for Commercialization of Certain Vegetable and Flower Crops."

         Each of Agritope and Vilmorin will continue to own its existing proprietary technology. Any new technology developed in the course of the research, other than modified crops or seeds, will be jointly owned by the parties. See "Description of Business--Patents and Proprietary Information." Each will have a right to commercialize the new technology in designated fields of use, subject to an obligation to pay royalties for such use to the other party. See "Risk Factors--Dependence on Strategic Partners."

         During the term of the agreement, Vilmorin will have a right of first refusal to fund and participate in research projects proposed by Agritope involving the genetic alteration of a covered crop. The agreement provides that Agritope will deal with Vilmorin as a most favored customer in connection with research and commercialization agreements. Unless terminated for default, the agreement will remain in effect until the earlier of (i) expiration of all patents (and absence of trade secrets) for technology used in modified crops and seeds for which the parties have entered into commercialization agreements, and
(ii) the date on which Vilmorin ceases to own at least 214,285 shares of Agritope capital stock.

         In connection with the Vilmorin Research Agreement, Vilmorin has agreed to purchase $1.5 million shares of Series A Convertible Preferred at a price of $7 per share. See "Sale of Series A Convertible Preferred" and "Description of Agritope Capital Stock--Agritope Series A Convertible Preferred." Vilmorin also has an option, expiring on January 15, 1998, to acquire all or any portion of the remaining 785,715 additional shares of Series A Convertible Preferred at $7 per share. Vilmorin has agreed to provide additional funding totaling $1 million either by exercising its option to purchase Series A Convertible Preferred or through the financing of research and development projects.

         Vilmorin is majority owned by Groupe Limagrain Holding S.A. ("Limagrain"). Limagrain is in turn owned by Societe Cooperative Agricole de
Semences de Limague, a societe organized under the laws of France ("Cooperative"). Cooperative is a French agricultural cooperative and the third largest seed company in the world. Its principal business is the production of seeds for grains, corn, garden vegetables, and oil-producing plants.

Other Crops. Agritope is also pursuing research and development programs to incorporate its SAMase technology into other crops where perishability causes significant losses in the production and distribution process. These include strawberries, bananas, peaches, pears, and apples. The estimated U.S. wholesale markets for these crops range from $325 million for pears to $2.4 billion for bananas.

COMMERCIALIZATION STRATEGY

         Agritope is currently evaluating a number of commercialization strategies in order to realize the value of its technology. The Company intends to generate revenues by licensing rights to its technology in exchange for license fees, royalties and other payments. Agritope intends to focus its development and licensing efforts primarily toward growers and distributors of fruits and vegetables who are likely to derive the most benefit from the reduced costs and spoilage losses that could potentially result from using the Company's technologies.

         As part of the Vilmorin Research Agreement, Agritope and Vilmorin have agreed to negotiate in good faith the terms of future commercialization agreements covering any products that reach commercial-stage development. Agritope anticipates that it will receive royalties on the sale of any products, including modified crops or seeds, that arise out of research and development projects conducted by Agritope and funded by Vilmorin.

GRANTS AND CONTRACTS

U.S. Department of Commerce. In October 1997, Agritope was awarded a U.S. Department of Commerce, National Institutes of Technology ("NIST"), Advanced Technology Program ("ATP") grant. The award covers a three-year project and totals $990,000. Agritope was awarded the grant for use in the application of its proprietary ripening control technology to certain tree fruits and bananas.

         The NIST/ATP grant provides cost shared funding for research and development projects with potential for important broad based economic benefits to the United States. Agritope will bear $1.8 million of the total costs of the program, which are estimated at $2.8 million. The awards are made on the basis of a rigorous competitive review which considers both scientific and technical merit.

SBIR Programs. Agritope actively participates in the SBIR programs sponsored by the USDA. The SBIR programs have two phases. Phase I covers a six-month project period and a total award not to exceed $100,000. Phase II covers a two-year project period and a total award not to exceed $750,000. Agritope was awarded a Phase I grant of $50,000 in 1994 plus a Phase II grant of $198,000 in 1995 for development of diagnostic tests for the detection of grapevine leafroll virus. In 1997, Agritope received a $55,000 Phase I grant for work on geminivirus resistance strategies in tomato.

Cooperative Research and Development Agreements. Agritope has entered into two Cooperative Research and Development Agreements ("CRADAs") with the U.S. Department of Agriculture /Agricultural Research Services ("USDA/ARS"). Under the CRADAs, Agritope will collaborate with USDA/ARS laboratories by providing research services or partial funding for research projects. In return, Agritope has been granted a right of first refusal to obtain a license for any resulting inventions. The first CRADA is to evaluate and confer raspberry bushy dwarf virus resistance ("RBDVr") in raspberry. This research is a collaborative effort with the Northwest Center for Small Fruit Research, located in Corvallis, Oregon. The purpose of the second CRADA is for the evaluation of the ripening physiology of SAMase transformed melon. This research will be carried out through the USDA/ARS research station in Weslaco, Texas.

Other Grants and Contracts. Agritope has also been awarded grant support in the past from the Oregon Strawberry Commission and Oregon Raspberry and Blueberry Commission for antifungal biocontrol research. Agritope also receives funds for research and development programs from its strategic partners. Agritope intends to continue to participate in the SBIR program, similar grant programs and projects with strategic partners, as it deems appropriate. Agritope regularly makes application for new grants, but there is no assurance that grant support will be continued.

VINIFERA

         Vinifera, Inc. was incorporated in 1993 to participate in the grapevine nursery business. Through proprietary processes, Vinifera propagates and grafts grapevine plants for sale to vineyards and to growers of table grapes. All of Agritope's current product sales are attributable to Vinifera. Industry sources have estimated that 44 million grafted wine grapevine plants were produced in California in 1996. This number is expected to increase to between 70 and 90 million by the year 2000.

         Traditionally, grapevine plants for sale to vineyards are produced seasonally using field grown, dormant cuttings that are grafted. In contrast, Vinifera uses year-round greenhouse propagation and a herbaceous grafting method that employs very young, actively growing cuttings. As a result of greenhouse propagation, Vinifera is able to develop in two years a quantity of new plants that is approximately ten times larger than can be produced with traditional techniques. In addition, herbaceous grafting with green cuttings could allow a vineyard to begin commercial production of grapes from a newly planted vineyard a year sooner than would otherwise be possible. This grafting process also produces sturdier unions than dormant grafting, resulting in significantly higher yields of successful grafts, both at the propagation stage and in the survival of actual plantings in the field. Agritope Research and Development provides disease testing services for Vinifera.

         Vinifera is headquartered in Petaluma, California, with propagation and production facilities there and in Woodburn, Oregon. Its library of grapevine plants includes 32 different phylloxera-resistant types of rootstock, 88 different wine varietal clones, and ten different table grape varietal clones. In addition, several French and Italian varietals are currently passing through quarantine and, when released, will be available to the U.S. market exclusively through Vinifera. Vinifera believes that this collection of different grapevine clones is one of the largest in the world. Vinifera's U.S. customer base consists of over 80 vineyards in California, Washington and Oregon. In 1995, Vinifera established a joint venture in Argentina (Vinifera Sudamericana S.A.) to begin the propagation of plant material in that country. Vinifera is currently in the process of establishing similar ventures in other countries with large grape and wine production industries.

COMPETITION

         The plant biotechnology industry is highly competitive. Competitors include independent companies that specialize in biotechnology; chemical, pharmaceutical and food companies that have biotechnology laboratories; universities; and public and private research organizations. Agritope believes that many companies including companies with significantly greater financial resources, such as Monsanto Company, DNAP Holding and Zeneca Plant Sciences, are engaged in the development of mechanisms to control the ripening and senescence of fruit and vegetable products. Technological advances by others could render Agritope's products less competitive. The Company believes that, despite barriers to new competitors such as patent positions and substantial research and development lead time, competition will intensify, particularly from agricultural biotechnology firms and major agrichemical, seed and food companies with biotechnology laboratories.

GOVERNMENT REGULATION

         Regulation by federal, state and local government authorities in the U.S. and by foreign governmental authorities will be a significant factor in the future production and marketing of Agritope's genetically engineered fruit and vegetable products.

         The federal government has implemented a coordinated policy for the regulation of biotechnology research and products. The USDA has primary federal authority for the regulation of specific research, product development and commercial applications of certain genetically engineered plants and plant products. The FDA has principal jurisdiction over plant products that are used for human or animal food. The EPA has jurisdiction over the field testing and commercial application of plants genetically engineered to contain pesticides. Other federal agencies have jurisdiction over certain other classes of products or laboratory research.

         The USDA regulates the growing and transportation of most genetically engineered plants and plant products. In March 1996 following a request from Agritope, the USDA issued a determination that permits the growing and shipping of Agritope's prototype variety of ripening-controlled cherry tomato anywhere in the U.S. in the same manner as conventionally developed tomatoes.

         In May 1992, the FDA announced its policy on foods developed through genetic engineering (the "FDA Policy"). The FDA Policy provides that the FDA will apply the same regulatory standards to foods developed through genetic engineering as applied to foods developed through traditional plant breeding. Under the FDA Policy, the FDA will not ordinarily require premarket review of genetically engineered plant varieties of traditional foods unless their characteristics raise significant safety questions, such as elevated levels of toxicants, the presence of allergens, or they are deemed to contain a food additive.

         In March 1996, the FDA announced its determination, based on its review of food safety data submitted by Agritope, that Agritope's prototype variety of ripening controlled cherry tomato expressing the SAMase gene has not been significantly altered with respect to food safety or nutritive value when compared to conventional tomatoes.

         Currently, the FDA Policy does not require that genetically engineered products be labeled as such, provided that such products are as safe and have the same nutritional characteristics as conventionally developed products.
However, there can be no assurance that the FDA will not reconsider its position, or that local, state or international authorities will not enact labeling requirements, any of which could have a material adverse effect on the marketing of products derived using the tools and techniques of genetic engineering.

         The FDA is considering modifying its policy on foods developed through genetic engineering to include a Premarket Notification ("PMN") procedure. This policy modification could require a company that develops genetically engineered foods to inform the FDA that its safety evaluation is complete and that the company intends to commercialize the product. The objective of the PMN is to make the FDA and the public aware of all new genetically engineered food products entering the market. Agritope believes that any future requirement for a PMN should not delay plans to commercialize its genetically engineered fruit and vegetable products.

         Agritope's complete range of agribusiness and plant biotechnology activities are subject to general FDA food regulations and are, or may be, subject to regulation under various other laws and regulations. These include but are not limited to the Occupational Safety and Health Act, the Toxic Substances Control Act, the National Environmental Policy Act, other federal water, air and environmental quality statutes, import/export control legislation, and other laws. At the present time most states are generally deferring to federal agencies (USDA or EPA) for the approval of genetically engineered plant field trials, although states are provided a review period prior to the issuance of a field trial permit. Failure to comply with applicable regulatory requirements could result in enforcement action, including withdrawal of marketing approval, seizure or recall of products, injunction or criminal prosecution.

         International regulatory policies for genetically engineered plants and plant products are not complete. Consequently, it is possible that additional data, labeling or other requirements will be required in countries where Agritope intends to grow and/or commercialize its genetically engineered products. Foreign regulatory agencies could require Agritope to conduct further safety assessments and potentially delay product development programs or commercialization of resulting products.

         To date, to the best of its knowledge, Agritope has successfully functioned within the scope of applicable laws and regulations, including rules administered by the USDA, the FDA, the Mexican Ministry of Agriculture, and the Chilean Ministry of Agriculture (Servicio Agricola y Ganadero Departemento Proteccion Agricola de Chile). Agritope believes it is in substantial compliance with all applicable laws and regulations pertaining to the development and commercialization of its products.

PATENTS AND PROPRIETARY INFORMATION

         In 1995, Agritope received a U.S. patent relating to its ethylene control gene. Agritope has also applied for additional U.S. and foreign patent protection for its ethylene control technology. Agritope's ability to commercialize products depends in part on the ownership or right to use relevant enabling technology as well as the ownership or right to use genes of interest. Agritope anticipates filing patent applications for protection on future products and technology. U.S. patents generally have a maximum term of 20 years from the date an application is filed or 17 years from issuance, whichever is longer.

         Much of the technology developed by Agritope is subject to trade secret protection. To reduce the risk of loss of trade secret protection through disclosure, Agritope requires its employees and consultants to enter into confidentiality agreements. Agritope believes that patent and trade secret protection is important to its business. However, the issuance of a patent or existence of trade secret protection does not in itself ensure Agritope's success. Competitors may be able to produce products competing with a patented Agritope product without infringing on Agritope's patent rights. Issuance of a patent in one country generally does not prevent others from manufacturing or selling the patented product in other countries. The issuance of a patent to Agritope or to a licensor is not conclusive as to validity or as to the enforceable scope of the patent. The validity or enforceability of a patent can be challenged by litigation after its issuance, and, if the outcome of such litigation is adverse to the owner of the patent, the owner's rights could be diminished or withdrawn. Trade secret protection does not prevent independent discovery and exploitation of the secret product or technique.

         Agritope recently acquired certain rights to five new proprietary genes discovered by scientists at the Salk Institute for Biological Studies. Agritope believes the Salk Genes may have the potential to confer disease resistance, enhanced yield, controlled flowering, and enhanced gene expression in plants. All of the Salk Gene technologies are covered by pending patent applications. Agritope has an option to obtain an exclusive worldwide license to the Salk Genes for a field of use that includes a variety of plant species and nearly all fruit and vegetable crops.

         Agritope and Vilmorin have entered into the Vilmorin Research Agreement. Under the terms of the agreement, Agritope and Vilmorin will each continue to own its existing proprietary technology. Any new technologies will be owned jointly by the parties, with each party having a royalty-bearing right to commercialize the new technology in the party's field of use.

PERSONNEL

         At September 30, 1997, Agritope and its subsidiaries had 46 full-time employees, including 19 in research and development and 23 at the Vinifera grape plant nursery operation, which also employs seasonal part-time employees as needed. Agritope considers its relations with its employees to be excellent. None of its employees are represented by labor unions.

         Agritope employs five persons holding Ph.D. degrees with specialties in the following disciplines: applied botany, bacteriology and public health, biochemistry and biophysics, biological sciences, molecular biology, and plant pathology and molecular virology. From time to time, Agritope also engages the services of scientists as consultants to augment the skills of its scientific staff.

SCIENTIFIC ADVISORY BOARD


         Agritope utilizes the services of a Scientific Advisory Board. The Scientific Advisory Board meets periodically to review Agritope's research and development efforts and to apprise Agritope of scientific developments pertinent to Agritope's business. The Agritope Scientific Advisory Board consists of chair Eugene W. Nester, Ph.D., Professor and Chair, Department of Microbiology,
University of Washington; Richard K. Bestwick, Ph.D., Agritope Senior Vice President--Research and Development; Peter R. Bristow, Ph.D., Associate Professor of Plant Pathology, Washington State University; Roger N. Beachy, Ph.D., Scripps Family Chair, Department of Cell Biology, Scripps Research Institute; and Christopher J. Lamb, Ph.D., Professor, Director, Plant Biology Laboratory, Salk Institute for Biological Studies. Drs. Nester and Beachy are members of the National Academy of Sciences.


         After the closing of the Vilmorin Research Agreement, Vilmorin will have the right to designate a scientist to sit on the Scientific Advisory board.

PROPERTIES

         Agritope currently uses a portion of Epitope's office space and research and development facilities in Beaverton, Oregon, consisting of approximately 35,600 square feet of office, manufacturing, and laboratory space. Agritope is charged a monthly fee of $16,000 by Epitope for use of the facilities.

         Agritope has entered into a lease agreement for approximately 11,000 square feet of office and laboratory space in Portland, Oregon. The agreement requires monthly rental payments on a triple net basis of $10,285 from commencement of the lease term on March 1, 1998 through May 1, 2001, and thereafter of $11,210 until expiration of the lease on February 28, 2003. Agritope intends to relocate its office and research and development operations to the leased facilities on March 1, 1998, or as soon thereafter as practicable.

         Agritope owns a 15-acre farm in Woodburn, Oregon, which it leases to Vinifera for use in connection with Vinifera's grapevine propagation operations. Greenhouse capacity at the farm currently totals 60,000 square feet.

         In addition to leasing Agritope's Oregon farm and greenhouse, Vinifera leases 250,000 square feet of greenhouse space in Petaluma, California under a lease that expires January 31, 2001. The lease provides an option to purchase the leased premises, exercisable through January 31, 1999, for a price of $1.3 million. The California greenhouse is currently in the final stages of being upgraded to provide the capacity necessary to meet anticipated 1998 production requirements.

         Agritope believes that its present and new leased facilities are adequate to meet current requirements.

LEGAL PROCEEDINGS

         There are no material legal proceedings pending against Agritope.

                                 DIVIDEND POLICY

         Agritope has never declared or paid cash dividends on its common stock. Agritope currently anticipates that it will retain all future earnings for use in the operation and growth of its business and does not anticipate paying any cash dividends in the foreseeable future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                 TRANSFER AGENT

         The transfer agent and registrar for the Agritope Common is ChaseMellon Shareholder Services, L.L.C.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

         The Agritope Board consists of seven directors. Under the terms of the Series A Convertible Preferred, the holders of such shares will be entitled to elect one director on an annual basis so long as at least 214,285 shares of Series A Convertible Preferred are outstanding. That director was appointed to the Agritope Board in December 1997. Because the Agritope Board is a staggered board, the other six directors have been designated as Class 1, Class 2 and Class 3 directors. Directors of each class will serve for a term expiring at the annual meeting of Agritope stockholders in 1998, 1999 and 2000, respectively.

         The table below presents the names, ages and positions of Agritope's executive officers and directors as of the Distribution Date.

NAME                                                          AGE               POSITION
Adolph J. Ferro, Ph.D.                                        55                Chairman of the Board, President,
                                                                                Chief Executive Officer and
                                                                                Class 1 Director.

Gilbert N. Miller                                             56                Executive Vice President,
                                                                                Chief Financial Officer,
                                                                                Secretary and Class 1 Director

Richard K. Bestwick, Ph.D.                                    43                Senior Vice President--Research
                                                                                and Development

Matthew G. Kramer                                             40                Vice President--Product Development

Joseph A. Bouckaert                                           56                President and Chief Executive
                                                                                Officer--Vinifera, Inc.

W. Charles Armstrong                                          52                Class 2 Director

Roger L. Pringle                                              56                Class 2 Director

Michel de Beaumont                                            55                Class 3 Director

Nancy L. Buc                                                  53                Class 3 Director

Pierre Lefebvre (1)                                           46                Director

(1) Mr. Lefebvre has been elected at the request of the holders of the Series A Convertible Preferred Stock to be issued in connection with the Vilmorin Research Agreement entered into between Agritope and Vilmorin.

         Adolph J. Ferro, Ph.D., has been President and Chief Executive Officer of Agritope since 1989, and a director since 1990. He is Chairman of the Board of Agritope. He was President and Chief Executive Officer of Epitope from 1990 through May 1997, and has been a director of Epitope since 1990. Dr. Ferro was Senior Vice President of Epitope from 1988 until 1990. From 1987 until 1988, he was Vice President of Research and Development. He was a cofounder of Agricultural Genetic Systems, Inc., which Epitope acquired and renamed Agritope in 1987. Prior to joining Agritope, he was a Professor in the Department of Microbiology at Oregon State University ("OSU"). From 1981 to 1986, he was an Associate Professor at OSU, and from 1978 to 1981, he was an Assistant Professor at OSU. From 1975 to 1978, he was Assistant Professor at the University of Illinois at Chicago in the Department of Biological Sciences. Dr. Ferro received a B.A. degree from the University of Washington in 1965, an M.S. degree in biology from Western Washington University in 1970, and a Ph.D. in bacteriology and public health from Washington State University in 1973.

         Gilbert N. Miller has been Chief Financial Officer of Agritope since 1991. He was also Senior Vice President of Agritope from 1992 until February 1996, when he became Executive Vice President. He has been a director of Agritope since August 1997. He joined Epitope in 1989 as Executive Vice President and Chief Financial Officer and has served as Epitope's Treasurer since 1991. He will not serve as Executive Vice President and Chief Financial Officer of Epitope after the Distribution. From 1987 to 1989, he was Executive Vice President, Finance and Administration, of Northwest Marine Iron Works, a privately held ship repair contractor located in Portland, Oregon. From 1986 to 1987, he was Vice President/Controller of the Manufacturing Group of Morgan Products, Ltd., a manufacturer and distributor of specialty building products based in Oshkosh, Wisconsin. He also held the position of Senior Vice President/Finance of Nicolai Company, a Portland wood door manufacturing concern which became a wholly owned subsidiary of Morgan Products, Ltd., in 1986. Mr. Miller received a B.S. degree from Oregon State University and a Master of Business Administration degree from University of Oregon. He is a certified public accountant.

         Richard K. Bestwick, Ph.D., has been a Senior Vice President of Agritope since 1992. He became Chief Operating Officer--Research and Development in October 1996 and was named Senior Vice President--Research and Development in October 1997. He was employed by Epitope from 1987 to 1992. Prior to joining Epitope, he was a Research Assistant Professor in the Department of Biochemistry at the Oregon Health Sciences University, where he also completed his postdoctoral training. Dr. Bestwick received a Ph.D. in Biochemistry and Biophysics from Oregon State University and a B.S. degree from Evergreen State College.

         Matthew G. Kramer joined Agritope in 1994 as Vice President--Product Development. From 1987 to 1994, he was Director of Production and Product Development for Calgene Fresh, Inc., where he was involved in development and commercialization of the FLAVR SAVR(TM) tomato. Mr. Kramer received an M.S. degree in Agronomy and a B.S. degree at Montana State University.

         Joseph A. Bouckaert joined Vinifera as its President and Chief Executive Officer when Vinifera began operations in 1993. From 1988 to 1991, he was Vice Chairman of DNA Plant Technology Corporation, a publicly held agricultural biotechnology company with offices in Cinnaminson, New Jersey, and Oakland, California. He also was a co-founder and member of the board of directors of Florigene, B.V., an agricultural biotechnology company focused on the flower business and located in the Netherlands. From 1985 to 1988, he served as President and Chief Executive Officer of Advanced Genetic Sciences Inc. a publicly held biotechnology company located in Oakland, California. In 1982, Mr. Bouckaert co-founded Plant Genetic Systems, N.V., a privately held agricultural biotechnology company located in Brussels, Belgium, and served as its first Managing Director from 1982 through 1986. Mr. Bouckaert received a Juris Doctor degree from the University of Leuven in Belgium and postgraduate degrees in Business Administration from the University of Ghent in Belgium, and the University of Kentucky in Lexington, Kentucky.

         W. Charles Armstrong has been a director of Agritope since August 1997. He has also been a director of Epitope since 1989 and a director of Pacificorp, a public utility holding company, since 1996. He served as President and Chief Executive Officer of Epitope from May 1997 to October 1997. He was Chairman and Chief Executive Officer of Bank of America Oregon from September 1992 until
September 1996. From April to September 1992, he was Chairman and Chief Executive Officer of Bank of America Idaho. Mr. Armstrong served as President and Chief Operating Officer of Honolulu Federal Savings Bank from February 1989 to April 1992. Prior to February 1989, he was President and Chief Executive Officer of West One Bank, Oregon.

         Roger L. Pringle has been a director of Agritope since 1990. He has been a director of Epitope since 1989, and Chairman of the Board of Epitope since 1990. He is President of The Pringle Company, a management consulting firm in Portland, Oregon, which he founded in 1975.

         Michel de Beaumont was elected a director of the Company in September 1997. Since 1981, Mr. de Beaumont has served as a co-founder and director of American Equities Overseas (UK) Ltd. of London, England, a wholly owned subsidiary of American Equities Overseas, Inc. ("American Equities"), a private securities brokerage and corporate finance firm. Mr. de Beaumont was Vice President in the London office of American Securities Corp. from 1978 to 1981. He also served as Vice President, Institutional Sales in the London office of Smith Barney Harris Upham, Inc. from 1975 to 1978 and as a Vice President at Oppenheimer & Co. Mr. de Beaumont graduated from the University of Poitiers and Paris with degrees in Advanced Math, Physics and Chemistry and has earned a degree in business administration from the University of Paris.

         Nancy L. Buc was elected a director of the Company in September 1997. She has been a partner in the law firm of Buc & Beardsley in Washington, D.C. since 1994. Prior to 1994, Ms. Buc was a partner at Weil, Gotshal & Manges from 1981 to 1994 and from 1977 to 1980. Ms. Buc served as General Counsel for the FDA from 1980 to 1981. During an earlier period of government service (1969-1972), she served successively as Attorney-Advisor to the Chairman of the Federal Trade Commission and Assistant Director of that agency's Bureau of Consumer Protection. She is a Director of the Virginia Law School Foundation and the Women's Legal Defense Fund. Ms. Buc is a graduate of Brown University and the University of Virginia School of Law. Ms. Buc holds an honorary Doctor of Laws from Brown and is a fellow emerita of the Brown Corporation, that university's governing board.

         Pierre Lefebvre was elected a director of the Company in December 1997. He has served as Deputy Chief Executive Officer of Groupe Limagrain Holding and as chief executive officer of Vilmorin, a subsidiary of Groupe Limagrain
Holding, since 1990. He presently leads both Vilmorin and the Groupe Limagrain Bio-Health Division. Prior to 1990, Mr. Lefebvre served as chief executive officer at Harris Moran Seed Company (formerly Ferry-Morse Seed Company), a California-based subsidiary of Limagrain, specializing in vegetable and flower seeds, and as controller at Tezier, another subsidiary of Limagrain. Mr. Lefebvre is a 1975 graduate of Groupe ESSEC School of Management, a French business school.

COMMITTEES OF THE BOARD

         The Agritope Board has established the following  standing  committees:
Executive Committee, Audit Committee, Compensation Committee and Nominating Committee. Pursuant to the Bylaws, the Agritope Board may also establish other committees from time to time in its discretion.

         The Executive Committee consists of at least two directors and may exercise all the authority and powers of the Agritope Board in the management of the business and affairs of Agritope, except those reserved to the Agritope Board by the Delaware General Corporation Law. Mr. Pringle (chair), Dr. Ferro and Mr. Miller are the initial members of the Executive Committee.

         The Audit Committee consists of at least two outside directors and, among other things, recommends the appointment of independent public accountants, reviews the scope of the annual audit and the engagement letter, reviews the independence of the independent accountants and reviews the findings and recommendations of the independent accountants and management's response. The Audit Committee also reviews the internal audit and control functions of Agritope and makes recommendations for changes in accounting systems, if warranted. Mr. Armstrong (chair), Ms. Buc and Mr. Pringle are the initial members of the Audit Committee.

         The Compensation Committee also consists of at least two outside directors and determines compensation for the officers of Agritope, administers stock-based compensation plans and other performance-based compensation plans adopted by Agritope, and considers matters of director compensation and benefits. Ms. Buc (chair) and Mr. Armstrong are the initial members of the Compensation Committee.

         The Nominating Committee which consists of at least two directors will select and recommend candidates to serve on the Agritope Board, whose names will be submitted for election at annual meetings of Agritope shareholders. The Nominating Committee will also review and make recommendations to the Agritope Board concerning the composition and size of the Agritope Board and its committees. Mr. de Beaumont (chair), Ms. Buc, Dr. Ferro and Mr. Miller are the initial members of the Nominating Committee.

COMPENSATION OF DIRECTORS


         Nonemployee directors of Agritope will be reimbursed for out-of-pocket expenses in connection with attending board and committee meetings. Each nonemployee director, other than Mr. Lefebvre, is granted an option for 25,000 shares of Agritope Common upon his or her initial election or appointment to the Agritope Board, plus an additional option for 5,000 shares of Agritope Common for his or her initial year of service. Mr. Lefebvre is prohibited from receiving options by policy of his employer. On December 1 of each subsequent year on which each nonemployee director, other than Mr. Lefebvre, serves on the Agritope Board, the director will receive an additional option for 5,000 shares of Agritope Common. The options will be nonqualified stock options with an exercise price equal to 75 percent of the price of Agritope Common on the date of grant, with the discount being no more than $2 per share. The options will vest ratably over four years and have an indefinite term. Directors are also eligible to receive other options under Agritope's 1997 Stock Award Plan. See "1997 Stock Award Plan."


EXECUTIVE COMPENSATION

         The following table summarizes the compensation for the last three fiscal years of the Chief Executive Officer and the three other executive officers of Agritope whose salary and bonus exceeded $100,000 during the 1997 fiscal year. Information set forth in the table reflects compensation paid for services rendered for Epitope and/or Agritope.

                                                     SUMMARY COMPENSATION TABLE
                                                                                        Long-Term
                                                                                        Compensation
                                                                                        Awards

                                                       Annual Compensation              Securities          All Other
                                                                                        Underlying        Compen-
Name and Principal Position          Year            Salary              Bonus          Options (1)       sation(2)
-------------------------------------------------------------------------------------------------------------------

Adolph J. Ferro, Ph.D.              1997             $ 240,000      $         -                            $ 7,354
Chairman of the Board,              1996               214,183           50,000                 -            4,237
President and Chief Executive       1995               200,769          113,245                              5,390
Officer (3)

Gilbert N. Miller                   1997               165,000                -                 -          $ 7,125
Executive Vice President            1996               128,510           33,075                 -            3,206
and Chief Financial Officer         1995               130,962                -                              5,021

Richard K. Bestwick, Ph.D.          1997               150,000                -                 -                -
Senior Vice President--             1996                91,385           20,160                 -            2,280
Research and Development (4)

Joseph A. Bouckaert                 1997               160,000                -                 -                -
President and Chief Executive       1996               160,000           33,600                 -                -
Officer--Vinifera, Inc. (5)         1995               115,592           40,000                 -                -

(1) Represents the number of shares of Agritope Common for which options were awarded. Excludes options for Epitope Stock received under the Epitope Award Plan as follows: Dr. Ferro--74,000 options in 1995; Mr. Miller--34,000 options in 1995; Mr. Bouckaert--50,000 options in 1996.

(2) Represents amounts contributed to Epitope's 401(k) Plan as employer matching contributions in the form of Epitope Stock.

(3) The information in the above table does not include approximately $440,000 payable by Epitope to Dr. Ferro, pursuant to his employment agreement with Epitope, in connection with the termination of Dr. Ferro's position as President and Chief Executive Officer of Epitope in May 1997.

(4)      Dr.  Bestwick was not an executive  officer of Agritope  during  fiscal
         1995.

(5) Information for Mr. Bouckaert for 1996 and 1995 includes compensation paid for periods during which Vinifera was not a subsidiary of Agritope.

GRANTS OF OPTIONS TO PURCHASE AGRITOPE COMMON

         No options to purchase Agritope Common were granted to officers named in the "Summary Compensation Table" during the fiscal year ended September 30, 1997.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND OUTSTANDING OPTIONS FOR AGRITOPE COMMON

         None of the officers named in the "Summary Compensation Table" exercised options to purchase Agritope Common during the fiscal year ended September 30, 1997, and none of such officers held any options exercisable for Agritope Common at September 30, 1997.

EMPLOYMENT; CHANGE IN CONTROL AGREEMENTS

         Pursuant to written employment agreements with Agritope, each of the executive officers named in the Summary Compensation Table above is entitled to receive one year of salary in the event of termination without cause (two years in the case of Dr. Ferro and Mr. Miller) or two years of salary (three years in the case of Dr. Ferro and Mr. Miller) if terminated without cause within 12 months following a change in control (within the meaning of the Exchange Act) or sale of substantially all the assets of Agritope, except that Mr. Bouckaert's agreement does not include a change-of-control provision. The agreements in each case prohibit the officer from competing with Agritope for one year unless the officer elects to waive the right to amounts otherwise payable. Mr. Bouckaert's agreement prohibits him from competing with Vinifera for three years after termination. The agreements do not expire by their terms, except that Mr. Bouckaert's agreement terminates on May 31, 2000. The other agreements are terminable by Agritope on 30 days' notice with cause or, subject to payment of the salary amounts described above, on 90 days' notice without cause, and may be terminated by the executive officer on 90 days' notice.

                              1997 STOCK AWARD PLAN

GENERAL

         The Agritope, Inc. 1997 Stock Award Plan (the "Award Plan") was adopted by the Agritope Board and approved by Epitope as Agritope's sole stockholder in November 1997. The Award Plan will continue in effect until awards have been granted covering all shares available for issuance under the Award Plan or the Award Plan is otherwise terminated by the Agritope Board. The Award Plan provides for the issuance of a total of up to 2,000,000 shares of Agritope Common, subject to adjustment for changes in capitalization. A summary description of certain terms and provisions of the Award Plan and options proposed to be granted thereunder follows. The following summary of the Award Plan is subject to the detailed terms and provisions of the Plan.

PURPOSE

         The purpose of the Award Plan is to promote and advance the interests of Agritope and its stockholders by enabling Agritope to attract, retain, and reward key employees, outside advisors, and directors. The Award Plan is intended to strengthen the mutuality of interests between such employees, advisors, and directors and Agritope's stockholders by offering equity-based incentive awards to promote a proprietary interest in pursuing the long-term growth, profitability, and financial success of Agritope.

AWARDS AND ELIGIBILITY

         The Award Plan provides for stock-based awards to (i) employees of Agritope and its subsidiaries (including individuals who may also be officers or directors of Agritope or a subsidiary), (ii) members of scientific advisory committees or other consultants to Agritope or its subsidiaries ("Advisors"), and (iii) nonemployee directors of Agritope or its subsidiaries. Awards that may be granted under the Award Plan include stock options, stock appreciation rights, restricted awards, performance awards, and other stock-based awards (collectively, "Awards"). The Compensation Committee of the Agritope Board (the "Committee") will administer the Award Plan and determine the key employees and Advisors of Agritope and its subsidiaries who are to receive Awards under the plan and the types, amounts, and terms of Awards. The Award Plan authorizes the Agritope Board to grant Awards to non-employee directors from time to time in its discretion in accordance with its fiduciary obligations to Agritope and its stockholders.

         All employees are eligible to receive Awards under the Award Plan, including each of Agritope's nonemployee directors and executive officers. No options, stock appreciation rights ("SARs"), restricted awards, performance awards, or other stock-based awards have been granted under the Award Plan.

NEW OPTIONS


         Options ("New Options") to purchase a total of 1,304,894 shares of Agritope Common have been granted to officers, employees and nonemployee directors of Agritope under the Award Plan. New Options granted to executive officers and nonemployee directors have an exercise price of $5.25 per share, representing 75 percent of the fair market value of Agritope Common at the date of grant. New Options granted to other employees have an exercise price of $7 per share, representing the fair market value of Agritope Common on the date of grant. Each New Option becomes exercisable as to 25 percent of the shares covered by such option on each of the first four anniversaries of the dates of grant.


         The following table shows the New Options that have been granted under the Award Plan:

                                                 NEW PLAN BENEFITS
                                       AGRITOPE, INC. 1997 STOCK AWARD PLAN


                                                                                                  Number of
                                                                                                        New
         Name and Position                                                                          Options

         Adolph J. Ferro, Ph.D.                                                                     407,759
           Chairman of the Board, President and Chief Executive Officer
         Gilbert N. Miller                                                                          211,593
           Executive Vice President and Chief Financial Officer
         Richard K. Bestwick, Ph.D.                                                                 143,900
           Senior Vice President--Research and Development
         Joseph A. Bouckaert                                                                        102,071
           President and Chief Executive Officer--Vinifera, Inc.
         Matthew G. Kramer,
           Vice President--Product Development                                                      102,071
         All executive officers as a group                                                          967,394
         All nonemployee directors as a group                                                       120,000
         All employees as a group, excluding executive officers                                     217,500


DESCRIPTION OF TERMS OF AWARDS

         Following is a brief summary of the various types of Awards that may be granted under the Award Plan.

         Options. Options granted under the Award Plan may be either incentive stock options, a tax-favored form of stock option meeting the requirements of
Section 422 of the Code, or nonqualified options, which are not entitled to favorable income tax treatment. ISOs must expire not more than ten years from the date of grant. The Award Plan does not limit the maximum term for nonqualified options. The exercise price per share for options granted under the Award Plan generally must be at least 100 percent (for incentive stock options) or 75 percent (for nonqualified options) of the fair market value of a share of Agritope Common on the date the option is granted. The Award Plan authorizes the Committee (or the Agritope Board, with respect to Awards to nonemployee directors) to issue nonqualified deferred compensation options with an option price substantially less than the fair market value of a share of Agritope Common on the date of grant (but not less than $1 per share) for the purpose of deferring a specified amount of income for a recipient. The Committee (or the Agritope Board), in its discretion, may provide in the agreement evidencing an option that, to the extent that the option is exercised using previously acquired shares of Agritope Common, the option holder shall automatically be granted a replacement ("reload") option for a number of shares of Agritope Common equal to the number of shares delivered upon exercise with an option price equal to the fair market value of a share of Agritope Common on the date of exercise and subject to such other terms as the Committee (or the Agritope Board) determines. The aggregate fair market value of shares for which any participant may be granted ISOs which are exercisable for the first time during any calendar year may not exceed $100,000. In addition, no individual participant may be granted options for more than 500,000 shares during any fiscal year.

         Stock Appreciation Rights. A recipient of SARs will receive, upon exercise, a payment based on the increase in the price of a share of Agritope Common between the date of grant and the date of exercise. Payment may be in cash, in shares of Agritope Common, in the form of a deferred compensation option or in any other form approved by the Committee (or the Agritope Board). SARs may be granted in connection with options or other Awards granted under the Award Plan or may be granted as independent Awards.

         Restricted Awards. Restricted Awards may take the form of restricted shares or restricted units. Restricted shares are shares of Agritope Common that may be subject to forfeiture if the recipient terminates employment or service as a nonemployee director or Advisor during a specified period (the "Restriction Period"). Stock certificates representing restricted shares are issued in the name of the recipient, but are held by Agritope until the expiration of the Restriction Period. From the date of issuance of restricted shares until any forfeiture, the recipient is entitled to the rights of a stockholder with respect to the shares, including voting and dividend rights. Upon expiration of the Restriction Period and satisfaction of any other applicable conditions, restricted shares vest and are delivered to the recipient. The Committee (or the Agritope Board) may permit payment to be in cash, in installments or in the form of a deferred compensation option.

         Restricted units are Awards of units equivalent in value to a share of Agritope Common, which similarly may be subject to forfeiture if the recipient terminates employment or service as a nonemployee director or Advisor during a Restriction Period. At the expiration of the Restriction Period, payment with respect to restricted units is made in an amount equal to the value of the number of shares of Agritope Common covered by the restricted units. Payment may be in cash, unrestricted shares of Agritope Common, or any other form approved by the Committee (or the Agritope Board).

         Performance   Awards.   Performance  Awards  are  designated  in  units
equivalent in value to a share of Agritope Common. A performance Award is subject to forfeiture if or to the extent that Agritope, a subsidiary, an operating group, or the recipient, as specified by the Committee (or the Agritope Board) in the Award, fails to meet performance goals established for a designated performance cycle. Performance Awards earned by attaining performance goals are paid at the end of a performance cycle in cash, shares of Agritope Common, or any other form approved by the Committee (or the Agritope Board).

         Other Stock-Based Awards. The Committee (or the Agritope Board) may grant other Awards that involve payments or grants of shares of Agritope Common or are measured by or in relation to shares of Agritope Common. The Award Plan thus provides needed flexibility to design future types of stock-based or stock-related Awards to attract and retain employees, Advisors and directors in a competitive environment.

         The Board may amend or terminate the Award Plan without stockholder approval, other than amendments that would materially increase the aggregate number of shares of Agritope Common that may be issued under the Award Plan (except for adjustments for changes in capitalization).

FEDERAL INCOME TAX CONSEQUENCES

         The following discussion summarizes the principal anticipated federal income tax consequences of Awards granted under the Award Plan to participants and to Agritope.

         Incentive Stock Options. An optionee does not realize taxable income upon the grant or exercise of an ISO under the Award Plan.

         If no disposition of shares issued to an optionee pursuant to the exercise of an ISO is made by the optionee within two years from the date of grant or within one year from the date of exercise, then (a) upon the sale of the shares, any amount realized in excess of the option price (the amount paid for the shares) is taxed to the optionee as mid-term (if the disposition is within 18 months from the date of exercise) or long-term capital gain (if the disposition is more than 18 months after the date of exercise) and any loss sustained will be a mid-term or long-term capital loss, and (b) no deduction is allowed to Agritope for federal income tax purposes. For purposes of computing alternative minimum taxable income, an ISO is treated as a nonqualified option.

         If shares of Agritope Common acquired upon the exercise of an ISO are disposed of prior to the expiration of the two-year and one-year holding periods described above (a "disqualifying disposition"), then (a) the optionee realizes compensation taxable at ordinary income tax rates in the year of disposition in an amount equal to the excess (if any) of the fair market value of the shares at exercise (or, if less, the amount realized on sale of the shares) over the exercise price thereof and (b) Agritope is entitled to deduct such amount. Any further appreciation or reduction in value is treated as a short-term, mid-term or long-term capital gain or loss, as applicable, to the optionee, and does not result in any deduction to Agritope. A disqualifying disposition in the year of exercise will generally avoid the alternative minimum tax consequences of the exercise of an ISO.

         Nonqualified Options. No income is realized by the optionee at the time a nonqualified option is granted. Upon exercise, (a) an optionee will generally realize ordinary income in an amount equal to the difference between the exercise price and the fair market value of the shares on the date of exercise and (b) Agritope will receive a tax deduction for the same amount. The optionee's cost basis in the acquired shares is the fair market value of the shares on the exercise date. Upon sale of the shares thereafter, any appreciation or reduction in value is treated as a short-term, mid-term, or long-term capital gain or loss, as applicable, to the optionee, and will not result in any deduction to Agritope.

         Payment of Exercise Price in Shares. The Committee may permit participants to pay all or a portion of the exercise price using previously acquired shares of Agritope Common. If an option is exercised and payment is made in previously held shares, there is no taxable gain or loss to the participant other than any gain recognized as a result of exercise of the option, as described above.

         Stock Appreciation Rights. The grant of a SAR to a participant will not cause the recognition of income by the participant. Upon exercise of a SAR, the participant will realize ordinary income equal to the amount of cash payable to the participant plus the fair market value of any shares of Agritope Common or other property delivered to the participant. Agritope will be entitled to a deduction equal to the amount of ordinary income realized by the participant in connection with the exercise of a SAR.

         Restricted Awards and Performance Awards. Generally, a participant will not recognize any income upon issuance of a restricted Award or performance Award that is subject to forfeiture during a Restriction Period or performance cycle. Dividends paid with respect to Awards during a Restriction Period or performance cycle prior to the vesting of the Awards will be taxable as ordinary income to the participant. Generally, a participant will recognize ordinary income upon the vesting of restricted Awards or performance Awards in an amount equal to the amount of cash payable to the participant plus the fair market value of shares of Agritope Common or other property delivered to the participant. However, a participant may elect to recognize ordinary income upon the grant of restricted shares, based on the fair market value of the shares of Agritope Common subject to the Award at the date of grant. If a participant makes such an election, dividends paid with respect to the restricted shares will not be treated as ordinary income, but rather as dividend income, and the participant will not recognize additional income when the restricted shares vest. Agritope will be entitled to a deduction equal to the amount of ordinary income recognized by the participant. If a participant who receives an Award of restricted shares makes the special election described above, Agritope will not be entitled to deduct dividends paid with respect to the restricted shares.

         Limitation on Deductibility of Certain Compensation. Section 162(m) of the Code generally makes nondeductible to Agritope taxable compensation paid to a single individual in excess of $1 million in any calendar year if the individual is the Chief Executive Officer or one of the next four highest-paid executive officers, unless the excess compensation is considered to be "performance based." Awards of options that are granted with an option price equal to fair market value on the date of grant are considered performance based for this purpose. Among other requirements contained in Section 162(m), the material terms of a compensation plan must be approved by stockholders. Agritope may in the future consider structuring other Awards to attempt to meet the requirements of Section 162(m) if it determines the action to be advisable.

                        1997 EMPLOYEE STOCK PURCHASE PLAN

GENERAL

         The Agritope, Inc. 1997 Employee Stock Purchase Plan (the "Agritope Purchase Plan") was adopted by the Agritope Board and approved by Epitope as sole stockholder of Agritope in November 1997. The Agritope Purchase Plan provides for the issuance of up to 250,000 shares of Agritope Common. The Compensation Committee of the Agritope Board (the "Committee") will administer the Agritope Purchase Plan. The following summary of the Agritope Purchase Plan is subject to the detailed terms and provisions of the plan.

PURPOSE

         The purpose of the Agritope Purchase Plan is to give employees of Agritope the opportunity to subscribe for shares of Agritope Common on an installment basis through payroll deductions.

SUBSCRIPTIONS

         The Agritope Purchase Plan provides for offering and purchase periods to be set by the Committee, but no more than three regular offering periods may be set during each fiscal year. The number of offering periods, the number of shares offered, and the length of each period will be set by the Committee. The Agritope Purchase Plan also provides for special offerings as described below. Shares not subscribed for in any offering period and shares subscribed for that cease to be subject to a subscription agreement will be available for subscription in connection with a later offering period established by the Committee.

         The subscription price per share for each purchase period will be the lesser of (i) 85 percent of the mean between the reported high and low sales prices of shares of Agritope Common on the stock exchange or automated securities interdealer quotation system on which the stock was traded on the last trading day before the Offering Date (as defined in the Agritope Purchase
Plan) for the offering period (the "initial subscription price") and (ii) 85 percent of the mean between the reported high and low sales prices for the shares on the date the purchase period ends, or on any earlier date of purchase provided for in the Agritope Purchase Plan.

         The total value of shares that may be subscribed for by an individual in one or more regular offering periods within any calendar year is limited to $21,250. Subject to this limitation, the Committee may set a minimum, a maximum, or both a minimum and a maximum number of shares that may be subscribed for during any offering period.

         The Agritope Purchase Plan also provides for monthly special offering dates pursuant to which any employee of Agritope may receive a one-year subscription for a number of shares of Agritope Common equal to the amount by which the employee's annual compensation would otherwise be increased during the one-year period following the employee's annual compensation review divided by the initial subscription price for the special offering date that occurs on or immediately following the effective date of the increase in compensation. The subscription may be provided to the employee at Agritope's discretion or pursuant to the employee's irrevocable election in lieu of any increase in cash compensation for the ensuing year.

         An employee may terminate his or her subscription at any time before the full purchase price for the subscribed shares has been paid and be refunded the full amount withheld, plus interest at the rate of 6 percent per year. An employee may also reduce the number of subscribed shares and (i) receive a refund of the amount withheld that is in excess of the amount that would have been withheld if his or her subscription had been for the reduced number of shares, plus interest on the refund at the rate of 6 percent per year, or (ii) have the excess applied to reduce the amount of future installments of the purchase price.

         An employee whose employment is terminated for any reason other than retirement, disability or death (or the personal representative of an employee who dies after such termination) may, at his or her election, (i) be refunded the full amount withheld, plus interest at the rate of 6 percent per year or
(ii) receive the whole number of shares that could be purchased at the purchase price with that amount together with a cash refund of any balance. An employee who retires or is permanently disabled (or the personal representative of an employee who dies while employed, retired or disabled) at any time before the full purchase price of the subscribed shares has been paid has the rights described above and in addition may prepay the entire unpaid balance for the subscribed shares in a lump sum of cash and receive the shares. Any such election must be made within three months following any termination of employment and prior to the end of the respective purchase period.

         The Agritope Board may amend or terminate the Agritope Purchase Plan without stockholder approval, other than amendments that materially increase the number of shares that may be issued under the plan or decrease the purchase price of shares under the plan (except for adjustments for changes in capitalization).

         When the Agritope Purchase Plan becomes effective upon consummation of the Distribution, approximately 50 employees are expected to be eligible to participate in the Agritope Purchase Plan. Numbers of shares that may be subject to future individual subscriptions under the Agritope Purchase Plan are not now determinable.

FEDERAL INCOME TAX CONSEQUENCES

         The Agritope Purchase Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code. Participants do not realize taxable income at the commencement of an offering or at the time shares are purchased under the Agritope Purchase Plan.

         If no disposition of shares purchased under the Agritope Purchase Plan is made by the participant within two years from the offering commencement date or within one year from the purchase date, then (a) upon sale of the shares, 15 percent of the fair market value of the shares at the commencement of the offering period (or, if less, the amount of gain realized on sale of the shares) is taxed to the participant as ordinary income, with any additional gain taxed as a mid-term or long-term capital gain, as applicable, and any loss sustained treated as a mid-term or long-term capital loss, as applicable, to the participant, and (b) no deduction is allowed to Agritope for federal income tax purposes.

         If shares purchased under the Agritope Purchase Plan are disposed of prior to the expiration of the two-year and one-year holding periods described above, then (a) the participant realizes ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of the shares on the date of purchase (or, if less, the amount realized on sale of the shares) over the purchase price thereof, and (b) Agritope is entitled to deduct that amount. Any further gain realized is taxed as a short-term, mid-term, or long-term capital gain to the participant and will not result in any deduction to Agritope.

                          EMPLOYEE STOCK OWNERSHIP PLAN

         The Agritope, Inc. Employee Stock Ownership Plan ("ESOP"), which covers Agritope and those of its affiliates which elect to participate (the
"employers"), provides that all employees (including officers), other than excluded classes (leased, union, nonresident alien, temporary and seasonal employees) are eligible to participate immediately upon commencement of employment. The ESOP is an "employee stock ownership plan" under Section 4975(e)(7) of the Code, designed to invest primarily in Agritope Common.

         The employers' contribution to the ESOP each year is determined by the Agritope Board, and may be made either in Agritope Common or in cash. Contributions are allocated to participants in proportion to their compensation.

         Each participant has a separate account attributable to employer contributions. Participants will become fully vested in their accounts if they attain age 65, die or become disabled prior to termination of employment. If termination of employment occurs before age 65, death or disability, the vesting in the accounts is based on the number of years of service (and the nonvested portion is forfeited):

                  Years of Service                            Percentage Vested

         Less than 2 years                                               0
         At least 2 years, but less than 3 years                        20
         At least 3 years, but less than 4 years                        40
         At least 4 years, but less than 5 years                        60
         At least 5 years, but less than 6 years                        80
         At least 6 years                                              100

         Each participant may direct the voting of Agritope Common allocated to the participant's account.

         The participants' accounts are distributable at termination of employment. Distribution must be in Agritope Common unless both the participant and the trustees elect cash distribution.

                           401(K) PROFIT SHARING PLAN

         The Agritope, Inc. 401(k) Profit Sharing Plan ("401(k) Plan") which covers Agritope and those of its affiliates which elect to participate, provides that all employees (including officers), other than excluded classes (leased, union, nonresident alien, temporary and seasonal employees) are eligible to participate immediately upon commencement of employment. The 401(k) Plan includes a salary reduction feature under Section 401(k) of the Code.

         All participants in the 401(k) Plan may contribute on a before-tax basis a whole number percentage of their cash compensation each year up to a maximum fixed by the Agritope Board not to exceed 17 percent, subject to an annual maximum which is adjusted for the cost of living ($9,500 for 1997). However, only the first 5 percent of a participant's compensation is eligible for a pro-rata matching contribution by the employers. The aggregate amount of the annual matching contribution is determined by the Agritope Board.

         Matching contributions are invested in Agritope Common. Employee contributions are pooled for investment at the direction of the employee in one or more of the various investment funds established by Agritope, one of which may provide for investment in Agritope Common.

         Participants   are  at  all  times  fully  vested  in  their   employee
contributions. Participants will become fully vested in their matching contributions if they attain age 65, die or become disabled prior to termination of employment. If termination of employment occurs before age 65, death or disability, the vesting of matching contributions is based on the number of years of service (and the nonvested portion is forfeited):

                  Years of Service                            Percentage Vested

         Less than 2 years                                               0
         At least 2 years, but less than 3 years                        20
         At least 3 years, but less than 4 years                        40
         At least 4 years, but less than 5 years                        60
         At least 5 years, but less than 6 years                        80
         At least 6 years                                              100

         Withdrawals of employee contributions are permitted prior to termination of employment in the case of hardship. Matching contributions and any remaining amounts of employee contributions are distributable at termination of employment; matching contributions, and any employee contributions which are invested in Agritope Common at the participants' election, are customarily distributed in Agritope Common.

                              CERTAIN TRANSACTIONS

         On November 11, 1996, the Company amended an agreement pursuant to which it acquired its patented ethylene control technology in 1987. Dr. Ferro, a co-inventor of the technology, relinquished all rights to future payments under the agreement in exchange for a one-time cash payment of $590,000. The amount is included in Agritope's consolidated balance sheet under the caption "Patents and proprietary technology (net)" and will be amortized over 15 years, the remaining life of the related patent.

         In November 1996, Agritope agreed to exchange $3.4 million principal amount of Agritope 4 percent Convertible Notes Due 1997 for 250,367 shares of Epitope Stock at a reduced exchange price of $13.50 per share. The original terms of the notes permitted the holders to exchange them for Epitope Stock at an exchange price of $19.53 per share. Holders exchanging their notes at the reduced exchange price included Groupe des Assurances Nationales, the beneficial owner of more than 5 percent of the outstanding Epitope Stock, which exchanged $2,500,000 principal amount of notes for 185,185 shares of Epitope Stock.


         American Equities has been engaged by the Company to act as placement agent in connection with the Regulation S Sale and the Preferred Stock Sale. Michel de Beaumont is a co-founder and director of American Equities. Mr. de Beaumont was elected to serve as a director of Agritope in September 1997. American Equities will receive commissions equal to 5 percent of the gross proceeds of the Regulation S Sale and the sale of Series A Convertible Preferred. In addition, American Equities and its designees will receive warrants to purchase an aggregate of 500,000 shares of Agritope Common in consideration for its services as placement agent. See "Shares Eligible for Future Sale."


         Pierre Lefebvre, a director of Agritope, is chief executive officer of Vilmorin. Agritope and Vilmorin have entered into the Vilmorin Research Agreement, under which Vilmorin will fund certain research and development projects of Agritope and receive certain rights in resulting technology. Vilmorin has agreed to purchase 214,285 shares of Series A Convertible Preferred for $7 per share in the Preferred Stock Sale, and has been granted the Series A Option, to purchase up to an additional 785,715 shares of Series A Convertible Preferred at that price. Holders of Series A Convertible Preferred will have the right to elect one director to the Agritope Board so long as at least 214,285 shares of Series A Convertible Preferred remain outstanding. See "Description of Business--Agritope Biotechnology Program--Vegetable and Flower Crops" and "Description of Agritope Capital Stock--Agritope Series A Convertible Preferred."

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


         The following table sets forth information regarding the anticipated beneficial ownership of Agritope Common as of the Distribution Date after giving effect to the Regulation S Sale, the Preferred Stock Sale and the Distribution by (a) each person who is expected by Agritope to be the beneficial owner of more than 5 percent of Agritope Common outstanding after the Distribution, the Regulation S Sale and the Preferred Stock Sale, (b) each director of Agritope,
(c) each executive officer of Agritope named in the Summary Compensation table above and (d) the executive officers and directors of Agritope as a group. The table gives pro forma effect to the conversion of all Series A Convertible Preferred. Except in the case of subscribers in the Regulation S Sale and the Preferred Stock Sale, this information is based on the Epitope Stock beneficially owned by such persons as of December 1, 1997.

                                                                            BENEFICIAL OWNERSHIP
NAME                                                                 NUMBER (1)                PERCENT

Greenacres Enterprises, Inc.                                    578,572(2)                       13.2%
74 Aeulestrasse
9490 Vaduz
Liechtenstein

Vilmorin & Cie                                                1,000,000(3)                       19.9%
71 Rue de Beaubourg
Paris 75003
France

W. Charles Armstrong                                                  908                            *

Michel de Beaumont                                                      -                            *

Richard K. Bestwick, Ph.D.                                       233(5)(6)                           *

Joseph A. Bouckaert                                                     -                            *

Nancy L. Buc                                                            -                            *

Adolph J. Ferro, Ph.D.                                              421(6)                           -

Pierre Lefebvre                                                       -(7)                           -

Gilbert N. Miller                                                   566(6)                           -

Roger L. Pringle                                                  3,525(8)                           *

All directors and executive                              5,653(4)(5)(6)(8)                           *
  officers as a group
  (10 persons)
---------------
*Less than 1 percent

(1) Subject to community property laws where applicable, beneficial ownership consists of sole voting and investment power except as otherwise indicated. Information is based on Epitope's records and a review of statements filed with the Commission under Sections 13(d) and 13(g) of the Exchange Act with respect to Epitope Stock.

(2) Includes 150,000 shares of Agritope Common issuable upon the exercise of warrants.

(3) Includes 214,285 shares of Series A Convertible Preferred that Vilmorin has agreed to purchase plus 785,715 shares issuable pursuant to the Series A Option. Series A Convertible Preferred is initially convertible into Agritope Common on a share-for-share basis, subject to adjustment on the occurrence of certain events. Shares of Series A Convertible Preferred subject to the option have been included for purposes of calculating the percent of capital stock beneficially owned by Vilmorin but have been excluded for purposes of calculating the percent of capital stock beneficially owned by other persons.

(4)      Includes 33 shares of Agritope Common held by Mr. Armstrong's spouse.

(5) Includes 60 shares of Agritope Common allocated to Dr. Bestwick's spouse under the Epitope 401(k) plan.

(6) Includes the following shares allocated to each person's individual accounts under the Epitope 401(k) plan: Dr. Bestwick - 173 shares, Dr. Ferro - 253 shares, and Mr. Miller - 233 shares.

(7) Mr. Lefebvre is chief executive officer of Vilmorin and may have voting power with respect to Agritope capital stock of which Vilmorin is the beneficial owner. If Mr. Lefebvre is deemed to have such voting power, he would be deemed the owner of the 1 million shares of Series A Convertible Preferred beneficially owned by Vilmorin, constituting 19.9 percent of the Agritope capital stock, and all directors and executive officers as a group would be deemed the beneficial owners of 1,005,653 shares, constituting 20 percent of Agritope capital stock.

(8)      Includes 600 shares of Agritope Common held by Mr. Pringle's spouse.


                         SHARES ELIGIBLE FOR FUTURE SALE

         Prior to the Distribution, there has not been any public market for Agritope Common and there can be no assurance that a significant public market for Agritope Common will be developed or be sustained after the Distribution. Sales of substantial amounts of Agritope Common in the public market after the Distribution, or the possibility of such sales occurring, could adversely affect prevailing market prices for Agritope Common or the future ability of Agritope to raise capital through an offering of equity securities.


         After the Distribution, the Regulation S Sale and the Preferred Stock Sale, approximately 4.0 million shares of Agritope Common and 214,285 shares of Series A Convertible Preferred will be outstanding. Pursuant to the Series A Option, an additional 785,715 shares of Series A Convertible Preferred will be subject to issuance and sale upon exercise. Shares distributed in the Distribution will be freely tradeable in the public market without restriction under the Securities Act, unless the shares are held by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act. See "The Distribution--Trading of Agritope Common." The Agritope Common to be issued in the Regulation S Sale may not be sold in the U.S. without registration under the Securities Act until 40 days following the closing of the Regulation S Sale. The Agritope Common issuable upon conversion of the Series A Convertible Preferred may not be sold without registration under the Securities Act until 40 days after issuance of the Series A Convertible Preferred Stock. See "Regulation S Sale" and "The Distribution--Trading of Agritope Common." Agritope has granted purchasers in the Regulation S Sale certain registration rights with respect to their shares. Purchasers of the Series A Preferred will also be granted certain registration rights effective upon conversion of their shares into Agritope Common. Series A Convertible Preferred is initially convertible into Agritope Common on a share-for-share basis, subject to adjustment on the occurrence of certain events.


         As of the Record Date, options to purchase 1,253,394 shares of Agritope Common were outstanding. As of the Record Date, 746,606 shares were available for future grants of awards under Agritope's Award Plan, and 250,000 shares were available for future issuance under Agritope's Purchase Plan.

         Agritope intends to file after the Distribution Date Registration Statements on Form S-8 to register an aggregate of 2,250,000 shares of Agritope Common reserved for issuance under its Award Plan and Purchase Plan. The Registration Statements will become effective automatically upon filing. Shares issued under the foregoing plans, after the filing of the Registration Statements on Form S-8, may be sold in the open market, subject, in the case of certain holders, to the Rule 144 limitations applicable to affiliates and vesting restrictions imposed by Agritope.

         Epitope has retained Vector Securities as Epitope's financial advisor. In partial consideration for services rendered in connection with the
Distribution and the Epitope Targeted Stock Proposal as well as strategic advice, Vector Securities will receive warrants to purchase an aggregate of 83,333 shares of Agritope Common and 416,667 shares of Epitope Stock, exercisable at a price equal to 110 percent of the average closing price of the respective shares on the five consecutive trading days beginning on the ex dividend date for Epitope Stock. Epitope and Agritope will grant Vector Securities certain registration rights with respect to the warrants.

         Agritope has engaged American Equities to serve as placement agent in connection with the Regulation S Sale and sale of Series A Convertible Preferred. American Equities will receive warrants to purchase an aggregate of 118,250 shares of Agritope Common at $7 per share in partial consideration for its services. In addition, warrants to purchase 381,750 shares of Agritope Common at $7 per share will be issued to 8 unaffiliated designees of American Equities, none of whom are U.S. persons. Such warrants may be exercised at any time within the three years following the closing of the Regulation S Sale. Agritope has granted certain registration rights with respect to the warrants.


                      DESCRIPTION OF AGRITOPE CAPITAL STOCK

         Agritope's Certificate of Incorporation authorizes the issuance of up to 30 million shares of Agritope Common and 10 million shares of Agritope Preferred issuable in series. The following description of Agritope's capital stock is qualified in all respects by reference to the Certificate of Incorporation.

AGRITOPE COMMON

         The holders of Agritope Common are entitled to one vote per share on all matters on which stockholders are entitled to vote. Holders of Agritope Common are entitled to receive dividends when and as declared by the Agritope Board out of any funds lawfully available therefor and, in the event of liquidation or distribution of assets, are entitled to participate ratably in the distribution of such assets remaining after payment of liabilities, in each case subject to any preferential rights granted to any series of Agritope Preferred that may then be outstanding. Holders of Agritope Common do not have cumulative voting rights with respect to any matter.

AGRITOPE PREFERRED

         Subject to limitations prescribed by Delaware law, the Certificate of Incorporation authorizes the Agritope Board, without further stockholder authorization, to issue Agritope Preferred in one or more series and to fix the terms and provisions of each series, including dividend rights and preferences, conversion rights, voting rights, redemption rights, and rights on liquidation, including preferences over Agritope Common, all of which could adversely affect the rights of holders of Agritope Common. The issuance of a series of Agritope Preferred under certain circumstances could have the effect of delaying or preventing a change of control of Agritope, could adversely affect the rights of the holders of Agritope Common, may discourage offers for the Agritope Common at a premium over market price and may adversely affect the market price of, and the voting and other rights of the holders of, the Agritope Common.

         The Agritope Board has designated 1 million shares of Agritope Preferred as Series A Convertible Preferred. Vilmorin has agreed to purchase 214,285 shares of Series A Convertible Preferred immediately after the Distribution Date, and also has acquired the Series A Option. For a description of the terms of the Series A Convertible Preferred, see "--Agritope Series A Convertible Preferred," below.

         The Agritope Board has adopted a Stockholder Rights Plan, which enables holders of Agritope Common, under certain circumstances, to purchase fractional shares of a series of Agritope Preferred. See "--Stockholder Rights Plan," below. No Agritope Preferred is currently outstanding, and Agritope has no present plans to issue any shares of Agritope Preferred other than Series A Convertible Preferred.

AGRITOPE SERIES A CONVERTIBLE PREFERRED

         Agritope has designated 1 million shares of Agritope Preferred as Series A Convertible Preferred, which are being offered for sale at a price of $7 per share. See "Sale of Series A Convertible Preferred" and "Description of Business--Agritope Biotechnology Program--Vegetable and Flower Crops." The following description of the Series A Convertible Preferred is qualified by reference to the Certificate of Designation, Preferences and Rights of the Series A Convertible Preferred (the "Certificate of Designation").


         Each share of Series A Convertible Preferred is convertible into Agritope Common at any time at the election of the holder of the Series A Convertible Preferred. Each share of Series A Convertible Preferred is initially convertible into one share of Agritope Common. The conversion ratio will change in the event of stock splits, reverse stock splits, or stock dividends involving the Agritope Common. If Agritope issues a dividend or other distribution payable in securities of Agritope other than Agritope Common, then holders of Series A Convertible Preferred will receive on conversion, in addition to the Agritope Common issuable upon conversion of the amount of Agritope securities that the holders would have received had their shares of Series A Convertible Preferred been converted into Agritope Common on the date of the dividend or other distribution.


         In addition, if Agritope consolidates or merges with or into another corporation, or sells all or substantially all of its assets to another corporation, each share of Series A Convertible Preferred will thereafter be convertible into the kind and amount of shares of stock or other securities or property to which the holder of the number of shares of Agritope Common deliverable upon conversion of the Series A Convertible Preferred would have been entitled upon such consolidation, merger or sale.

         The Certificate of Designation prohibits Agritope from declaring, setting aside or paying dividends or other distributions on Agritope Common unless Agritope declares, sets aside or pays a dividend or other distribution with respect to each outstanding share of Series A Convertible Preferred at least equal to the amount the holders would have received if their shares of Series A Convertible Preferred had then been converted into Agritope Common.

         In the event of a liquidation, dissolution or winding up of Agritope, the holders of outstanding shares of Series A Convertible Preferred would be entitled to be paid, out of Agritope's distributable assets, an amount equivalent to the amount they would have received if their Series A Convertible Preferred had then been converted into Agritope Common.

         So long as not less than 214,285 shares of Series A Convertible Preferred are outstanding, the holders of Series A Convertible Preferred are entitled to elect one director to the Agritope Board annually. Pierre Lefebvre has been elected as the initial director representing the holders of Series A Convertible Preferred. In addition, the holders of Series A Convertible Preferred have equal voting rights with the holders of Agritope Common, with the Series A Convertible Preferred having the number of votes equal to the number of shares of Agritope Common into which the Series A Convertible Preferred is then convertible. The holders of Series A Convertible Preferred and Agritope Common will vote together as one class, except as otherwise required by law.

         Subject to certain exceptions, the holders of Series A Convertible Preferred have preemptive rights to acquire their pro rata share of any equity security proposed to be issued by Agritope, at the same price and on the same terms as other parties. Exceptions to these preemptive rights include, but are not limited to: securities issued in mergers and other acquisition transactions; securities issued upon exercise of warrants currently authorized for issuance to Vector Securities and to American Equities and its designees; securities issued to Agritope employees, directors or consultants pursuant to plans approved by Agritope stockholders; securities issued in connection with a registered public offering; securities issued to underwriters, brokers and financial institutions in connection with certain Agritope financings; and securities issued in connection with the Stockholder Rights Plan.

AGRITOPE WARRANTS


         Vector Securities has provided advisory services to Epitope with respect to the Distribution as well as strategic and advisory services in connection with Epitope's Targeted Stock Proposal. In partial consideration for services rendered in connection with the Distribution and the Epitope Targeted Stock Proposal, Vector Securities will receive warrants to purchase 83,333 shares of Agritope Common and 416,667 shares of Epitope Stock, exercisable at a price equal to 110 percent of the average closing price of the respective shares on the five trading days beginning on the Distribution Date. These warrants expire on December 31, 2000.

         Agritope has also agreed to issue to American Equities or its designees warrants to purchase an aggregate of 500,000 shares of Agritope Common in partial consideration for its services as placement agent in connection with the Regulation S Sale and the sale of Series A Convertible Preferred. Each warrant entitles the holder to purchase one share of Agritope Common at $7 per share at any time within three years of the closing of the Regulation S Sale.


PREEMPTIVE RIGHTS

         The Certificate of Incorporation provides that no holder of any of Agritope's shares is entitled to any preferential or preemptive rights to acquire any securities of Agritope, except as such rights may be provided for by contract or pursuant to the terms of any series of Agritope Preferred. Holders of Series A Convertible Preferred have certain preemptive rights. See "--Agritope Series A Convertible Preferred," above.

STOCKHOLDER RIGHTS PLAN

         In November 1997, Agritope adopted the Rights Agreement. Accordingly, each share of Agritope Common distributed in the Distribution will be issued with one preferred stock purchase right ("Right").


         Each Right represents the right to purchase, if and when the Rights are exercisable, 1/1,000 of a share of Series B Junior Participating Preferred Stock at an exercise price of $25. The exercise price and the number of shares issuable upon exercise of the Rights are subject to adjustment in certain cases to prevent dilution. The Rights are evidenced by the Agritope Common certificates and are not exercisable, or transferable apart from the Agritope Common, until 10 business days after (i) a person acquires 15 percent or more of the Agritope Common; (ii) a person commences a tender offer which would result in the ownership of 15 percent or more of the Agritope Common; or (iii) the Agritope Board declares a person beneficially owning at least 10 percent of the Agritope Common to be an Adverse Person (the "Rights Distribution Date"). In the event any person becomes the beneficial owner of 15 percent or more of the Agritope Common or the Agritope Board determines that a person is an Adverse Person, each of the Rights (other than Rights held by the party triggering the Rights and certain of their transferees, all of which will be voided) becomes a discount right entitling the holder to acquire Agritope Common having a value equal to twice the Right's exercise price. Vilmorin may exercise the Series A Option in full without triggering the Stockholder Rights Plan and also will not trigger the Stockholder Rights Plan if it acquires other Agritope securities directly from Agritope or with the prior approval of the Agritope Board.


         In the event Agritope is acquired in a merger or other business combination transaction (including one in which Agritope is the surviving corporation), each Right will entitle its holder to purchase, at the then current exercise price of the Right, that number of shares of common stock of the surviving company which at the time of such transaction would have a market value of two times the exercise price of the Right. The Rights do not have any voting rights and are redeemable, at the option of Agritope, at a price of $.01 per Right at any time until 10 business days after a person acquires beneficial ownership of at least 15 percent of the Agritope Common.

         The Rights expire on November 14, 2007. So long as the Rights are not separately transferable, Agritope will issue one Right with each new share of Agritope Common issued.

         The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire Agritope on terms not approved by the Agritope Board. The Rights should not interfere with any merger or other business combination approved by the Agritope Board because the Rights may be redeemed by Agritope until the tenth business day following the first public announcement that a person or group has become the beneficial owner of 15 percent or more of the outstanding Agritope Common.

OTHER ANTI-TAKEOVER MEASURES

         Agritope's Certificate of Incorporation and Bylaws contain certain provisions that may have the effect of delaying, deferring or preventing a change in control of Agritope. Such provisions include requirements for: (i) a classified Board of Directors, with each class containing as nearly as possible one-third of the total number of directors elected by the Agritope Common and the members of each class serving for staggered three-year terms; (ii) removal of directors only for cause; (iii) changing the size of the Agritope Board only with supermajority approval of the directors then in office; (iv) notice not less than 60 days prior to the anniversary date of the preceding annual meeting of stockholders with respect to nominations of directors or other matters to be voted on by stockholders other than by or at the direction of the Agritope Board; and (v) approval of the holders of at least two-thirds of the outstanding Agritope Common to approve certain provisions of the Certificate of Incorporation.

         Classified Board of Directors. The Certificate of Incorporation provides that those members of the Agritope Board that are elected by the Agritope Common will be divided into three classes (Class 1, Class 2 and Class
3) with each class containing as nearly as possible one-third of the total number of directors and the members of each class serving for staggered three-year terms. The initial designation of directors to each of the three classes has been made. See "Management." At each annual meeting of Agritope stockholders, the number of directors equal to the number of the class whose term expires at the time of such meeting will be elected to hold office until the third succeeding annual meeting of Agritope stockholders.

         Removal of Directors. Directors of Agritope may be removed only for cause.

         Changes in the Number of Directors. The Certificate of Incorporation specifies that the Agritope Board will consist of no less than six nor more than thirteen members, with the exact number to be set from time to time by the Board. The Agritope Board is authorized to increase or decrease the size of the Board (within the specified range) by the affirmative vote of two-thirds of the directors then in office. Without the consent of all the directors then in office: (i) no more than two additional directors may be added to the Agritope Board within any 12-month period; and (ii) no person who is affiliated as an owner, director, officer or employee of a company or business deemed by the Board of Directors to be competitive with that of Agritope is eligible to serve on the Agritope Board.

         Nominations of Directors and Other Matters Brought by Stockholders. The Bylaws require that, generally, in addition to other applicable requirements, in order for an Agritope stockholder to (i) nominate a person for election to the Agritope Board at an annual meeting of stockholders or (ii) properly bring a matter before an annual meeting of stockholders, such stockholder must notify Agritope of his or her intentions not less than 60 days prior to the anniversary date of the preceding annual meeting of stockholders (with respect to the 1998 meeting of shareholders, not later than December 15, 1997). Moreover, in order to be valid, any such notice must be in proper written form as more specifically described in the Bylaws.

         Amendment of Certificate of Incorporation. The Certificate of Incorporation requires the approval of the holders of at least two-thirds of the outstanding Agritope Common to amend certain provisions of the Certificate of Incorporation, including certain of the anti-takeover measures described above.

DELAWARE BUSINESS COMBINATIONS STATUTE

         Agritope is subject to certain provisions of the Delaware General Corporation Law that govern business combinations between corporations and interested stockholders (the "Business Combinations Statute"). The Business Combinations Statute generally provides that, if a person or entity acquires 15 percent or more of the outstanding voting stock of a Delaware corporation (an "Interested Stockholder"), the corporation and the Interested Stockholder, or any affiliated entity of the Interested Stockholder, may not engage in certain business combination transactions for three years following the date the person became an Interested Stockholder. Business combination transactions for this purpose include: (a) certain mergers and consolidations; (b) certain transactions involving the sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10 percent or more of the assets of the corporation; (c) certain transactions which result in the issuance or transfer of stock to the Interested Stockholder; (d) certain transactions which result in an increase in the proportionate share of stock of the corporation which is owned by the Interested Stockholder; and (e) certain transactions which result in the receipt by the Interested Stockholder of the benefit of any loans, advances, guarantees, pledges or financial benefits provided by or through the corporation.


         These restrictions do not apply if: (a) the board of directors approves the business combination or share acquisition before the Interested Stockholder acquires 15 percent or more of the corporation's outstanding voting stock (as has been the case with Vilmorin); (b) the Interested Stockholder, as a result of the transaction in which such person became an Interested Stockholder, owns at least 85 percent of the outstanding voting stock of the corporation (disregarding shares owned by directors who are also officers and shares owned by certain employee stock plans); or (c) the board of directors and, at a meeting of stockholders, the holders of at least two-thirds of the outstanding voting stock of the corporation (disregarding shares owned by the Interested
Stockholder) approve the transaction at the time or after the Interested Stockholder acquires 15 percent or more of the corporation's outstanding voting stock. The Agritope Board has exempted Vilmorin from the application of the Business Combinations Statute with respect to the following actions: the exercise of the Series A Option, the exercise of preemptive rights attached to the Series A Convertible Preferred, the conversion of the Series A Convertible Preferred into Agritope Common, and Vilmorin's acquisition of a license, ownership interest, patent or other property relating to, or based upon, Agritope's technology and research results under the terms of the Vilmorin Research Agreement.


INDEMNIFICATION OF DIRECTORS AND OFFICERS; LIMITATION OF LIABILITY; INSURANCE

         As permitted by Delaware law, Agritope's Certificate of Incorporation permits, and its Bylaws require, the indemnification of a director or officer made or threatened to be made a party to a proceeding (other than a proceeding by or in the right of Agritope to procure a judgment in its favor) because such person is or was a director or officer of Agritope or one of its subsidiaries against certain liabilities and expenses, if the director or officer acted in good faith and in a manner he or she reasonably believed was in or not opposed to the best interests of Agritope, and, with respect to any criminal action or proceeding, the director or officer, in addition, had no reasonable cause to believe his or her conduct was unlawful. In the case of any proceeding by or in the right of Agritope, a director or officer is entitled to indemnification of certain expenses if he or she acted in good faith and in a manner he or she reasonably believed was in or not opposed to the best interests of Agritope.

         However, pursuant to Delaware law, the Bylaws and indemnity agreements Agritope has entered into with its directors and officers, Agritope generally will not indemnify its directors and officers: (i) in connection with a proceeding by or in the right of Agritope in which the director or officer is adjudged liable to Agritope; (ii) in connection with any other proceeding charging improper personal benefit to the director or officer in which the director or officer is adjudged liable on the basis that personal benefit was improperly received by him or her; (iii) in connection with any claim made against any director or officer for which payment is required to be made to or on behalf of the director or officer under any insurance policy; (iv) in connection with any claim made against any director or officer if a court having jurisdiction in the matter determines that indemnification is not lawful under any applicable statute or public policy; (v) in connection with any proceeding (or part of any proceeding) initiated by the director or officer or any proceeding by the director or officer against Agritope or its directors, officers, employees or other agents; and (vi) for an accounting of profits made from the purchase and sale by the director or officer of securities of Agritope within the meaning of Section 16(b) of the Exchange Act or similar provision of any state statutory law or common law. Agritope may also provide indemnification to persons other than its directors or officers under certain circumstances.

         As permitted by Delaware law, the Certificate of Incorporation also provides that no director will be liable to Agritope or its stockholders for monetary damages for breach of fiduciary duty as a director, except that personal liability may exist for any: (i) breach of the director's duty of loyalty to Agritope or its stockholders; (ii) act or omission not in good faith or that involves intentional misconduct or a knowing violation of the law; (iii) unlawful distribution to stockholders; (iv) transaction from which the director derives an improper personal benefit; or (v) profits made from the purchase and sale by the director of securities of Agritope within the meaning of Section 16(b) of the Exchange Act or similar provision of any state statutory law or common law.

         As stated above, Agritope has entered into agreements to indemnify its directors and officers. The agreements are generally intended to provide the maximum indemnification permitted by Delaware law. The agreements, among other provisions, will indemnify each of Agritope's directors and officers in any action or proceeding for certain expenses (including attorney fees) and (other than in an action or proceeding by or in the right of Agritope) judgments, fines and settlement amounts incurred on account of such person's services as a director or officer of Agritope or, at Agritope's request, as a director, officer, employee or agent of another enterprise. The agreements also limit the liability of Agritope's directors and officers in respect of their conduct in serving Agritope to the extent permitted by Delaware law, as described above.

         Agritope understands that the current position of the Commission is that any indemnification of liabilities arising under the Securities Act is against public policy and is, therefore, unenforceable.

         Agritope intends to obtain insurance insuring its directors and officers against certain liabilities, including liabilities under federal and state securities laws.

                                  LEGAL MATTERS

         The validity of the Agritope Common will be passed upon by Tonkon Torp LLP, Portland, Oregon. Miller, Nash, Wiener, Hager & Carlsen LLP has provided the tax opinion in connection with the Distribution.

                                     EXPERTS

         The financial statements as of September 30, 1997 and 1996 and for each of the three years in the period ended September 30, 1997 included in this Information Statement/Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                         AGRITOPE, INC. AND SUBSIDIARIES
                              FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS                                                                                  PAGE


Report of Independent Accountants...............................................................................F-1

Consolidated Balance Sheets
        at September 30, 1997 and September 30, 1996............................................................F-2

Consolidated Statements of Operations
        for the years ended September 30, 1997, 1996, and 1995 .................................................F-3

Consolidated Statements of Changes in Shareholder's Equity
        for the years ended September 30, 1997, 1996, and 1995 .................................................F-4

Consolidated Statements of Cash Flows
        for the years ended September 30, 1997, 1996, and 1995..................................................F-5

Notes to Consolidated Financial Statements......................................................................F-6

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Epitope, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholder's equity and of cash flows present fairly, in all material respects, the financial position of Agritope, Inc. (as described in Note 1 to these financial statements) and its subsidiaries at September 30, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As described in Note 2, the basis of presentation of these financial statements differs from previously issued Agritope Group financial statements in that certain cash and cash equivalents and the related interest income that were previously allocated to Agritope have not been allocated to Agritope in these financial statements.



PRICE WATERHOUSE LLP

Portland, Oregon
October 31, 1997, except for Note 11, as to which the date is December 5, 1997

AGRITOPE, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

SEPTEMBER 30                                                                        1997              1996

ASSETS
Current assets
Cash and cash equivalents (Note 2)............................            $        4,384   $       476,512
Trade accounts receivable, net (Note 2).......................                   617,359           264,986
Other accounts receivable.....................................                     5,554            32,337
Inventories (Note 2)..........................................                 2,081,295           509,745
Prepaid expenses..............................................                   276,224               812
                                                                          --------------   ---------------
Total current assets..........................................                 2,984,816         1,284,392

Property and equipment, net (Notes 2 and 4)...................                 2,749,788         1,286,197
Patents and proprietary technology, net (Note 2)..............                 1,276,692           510,244
Investment in affiliated companies (Note 3)...................                   246,962         2,448,623
Other assets and deposits (Note 5)............................                    26,797           140,513
                                                                          --------------   ---------------
                                                                          $    7,285,055   $     5,669,969

LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities
Accounts payable...............................................           $      100,945   $        91,474
Current portion of installment notes payable...................                    4,255                 -
Convertible notes (Note 5).....................................                        -         3,620,003
Current portion of lease liability (Note 9)....................                  341,304                 -
Salaries, benefits and other accrued liabilities...............                  879,504           735,478
                                                                          --------------   ---------------
Total current liabilities......................................                1,326,008         4,446,955

Long-term portion of installment notes payable.................                   14,569                 -
Long-term portion of lease liability (Note 9)..................                  450,805                 -
Minority interest (Note 3).....................................                  730,947           215,407

Commitments and contingencies (Note 9).........................                        -                 -

Shareholder's equity (Note 6)
Preferred stock, no par value
  1,000,000 shares authorized;
  no shares issued and outstanding.............................                        -                 -
Common stock, no par value
  20,000,000 shares authorized;
  2,000,000 shares issued and outstanding......................               45,930,932        33,485,214
Accumulated deficit............................................              (41,168,206)      (32,477,607)
                                                                          --------------   ---------------
                                                                               4,762,726         1,007,607

                                                                          $    7,285,055   $     5,669,969

The accompanying notes are an integral part of these statements.

AGRITOPE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED SEPTEMBER 30                                      1997              1996                  1995

Revenues
Product sales..............................................  $  1,436,498      $          -           $ 2,015,318
Grants and contracts (Note 8)..............................       114,692           585,485                94,370
                                                               ----------        ----------             ---------
                                                                1,551,190           585,485             2,109,688

Costs and expenses
Product costs..............................................     1,326,163                 -             3,235,675
Research and development costs (Note 8)....................     1,681,646         1,338,703             2,204,993
Selling, general and administrative expenses
  (Note 2).................................................     3,081,074         1,482,694             4,479,498
                                                                ---------         ---------             ---------
                                                                6,088,883         2,821,397             9,920,166

Loss from operations..................................         (4,537,693)       (2,235,912)           (7,810,478)
                                                               ----------        ----------            ----------

Other income (expense), net
Interest income.......................................                  -                 -                 7,535
Interest expense......................................            (25,307)         (265,356)             (241,775)
Valuation loss........................................         (2,258,080)                -                     -
Debt conversion ......................................         (1,216,654)                -                     -
Other, net (Note 9)...................................           (927,234)                -                  (500)
                                                               ----------        ----------            ----------
                                                               (4,427,275)         (265,356)             (234,740)

Minority interest in subsidiary net loss..............            274,369                 -                     -
                                                               ----------        ----------            ----------

Net loss..............................................       $ (8,690,599)     $ (2,501,268)         $ (8,045,218)

Net loss per share....................................       $      (4.35)     $      (1.25)         $      (4.02)

Weighted average number
  of shares outstanding ..............................          2,000,000         2,000,000             2,000,000


The accompanying notes are an integral part of these statements.

AGRITOPE, INC.  AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY


                                                                         COMMON      ACCUMULATED
                                                                          STOCK          DEFICIT            TOTAL

Balances at September 30, 1994 ...............................     $ 21,449,141    $ (21,931,121)    $   (481,980)
Compensation expense for stock awards (Note 6)................           69,998                -           69,998
Compensation expense for stock option grants
  (Note 6)....................................................          318,375                -          318,375
Capital contributed by Epitope, Inc., upon exchange of
  convertible notes (Note 5) .................................          449,991                -          449,991
Equity issuance costs (Note 5) ...............................          (22,487)               -          (22,487)
Cash from Epitope, Inc. ......................................        7,786,338                -        7,786,338
Net loss for the year ........................................                -       (8,045,218)      (8,045,218)
                                                                   ------------      -----------       ----------
Balances at September 30, 1995 ...............................       30,051,356      (29,976,339)          75,017

Compensation expense for stock awards (Note 6)................           14,500                -           14,500
Compensation expense for stock option grants (Note 6) ........          229,164                -          229,164
Cash from Epitope, Inc. ......................................        3,190,194                -        3,190,194
Net loss for the year ........................................                -       (2,501,268)      (2,501,268)
                                                                   ------------      -----------      -----------
Balances at September 30, 1996 ...............................       33,485,214      (32,477,607)       1,007,607

Compensation expense for stock awards (Note 6)................           33,063                -           33,063
Compensation expense for stock option grants (Note 6).........           20,832                -           20,832
Capital contributed by Epitope, Inc., upon exchange of
  convertible notes (Note 5) .................................        4,529,009                -        4,529,009
Equity issuance costs (Note 5)................................          (86,134)               -          (86,134)
Minority interest investment in subsidiary (Note 6)...........          742,752                -          742,752
Cash from Epitope, Inc. ......................................        7,206,196                -        7,206,196
Net loss for the year ........................................                -       (8,690,599)      (8,690,599)
                                                                   ------------      -----------      -----------
Balances at September 30, 1997 ...............................     $ 45,930,932    $ (41,168,206)     $ 4,762,726

Note:  There were 2,000,000 shares of common stock outstanding during all periods presented.

The accompanying notes are an integral part of these statements.

AGRITOPE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED SEPTEMBER 30                                       1997            1996               1995

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss......................................................$ (8,690,599)   $ (2,501,268)      $ (8,045,218)
Adjustments to reconcile net loss to net cash
  used in operating activities:
Depreciation and amortization.................................     566,813         294,045            663,379
Compensation expense for stock awards.........................      33,063          14,500             69,998
Compensation expense for stock option grants .................      20,832         229,164            318,375
Minority interest in subsidiary operating results.............    (274,369)              -                  -
Valuation loss................................................   2,258,080               -                  -
Non-cash portion of cost of debt conversion...................   1,149,054               -                  -
Decrease (increase) in receivables............................    (325,590)        832,333           (945,501)
Decrease (increase) in inventories............................  (1,571,550)       (509,745)            88,737
Decrease (increase) in prepaid expenses.......................    (275,412)         55,252            (55,639)
Decrease (increase) in other assets and deposits..............      21,462         (36,219)             9,137
Increase (decrease) in accounts payable and
  accrued liabilities.........................................     945,606         494,633           (104,680)
Other.........................................................           -               -                500
                                                                 ---------       ---------         ----------
Net cash used in operating activities                           (6,142,610)     (1,127,305)        (8,000,912)

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property and equipment...........................  (1,927,209)       (886,646)          (238,558)
Proceeds from sale of property................................           -               -             13,258
Expenditures for patents and proprietary
  technology..................................................    (870,910)       (411,943)          (178,208)
Investment in affiliated companies............................     (56,419)       (473,790)           610,146
                                                                 ----------      ----------        ----------
Net cash (used in) provided by investing activities             (2,854,538)     (1,772,379)           206,638

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of long-term debt....................................      20,887               -                  -
Principal payments on long-term debt .........................    (242,063)        (39,508)           (16,137)
Minority interest investment in subsidiary (Note 6)...........   1,540,000         215,407                  -
Cash from Epitope, Inc........................................   7,206,196       3,190,194          7,786,338
                                                                 ---------       ---------          ---------
Net cash provided by financing activities                        8,525,020       3,366,093          7,770,201

Net increase (decrease) in cash and cash equivalents..........    (472,128)        466,409            (24,073)
Cash and cash equivalents at beginning of year................     476,512          10,103             34,176
                                                                ----------       ---------        -----------
Cash and cash equivalents at end of year                      $      4,384    $    476,512       $     10,103

The accompanying notes are an integral part of these statements.

AGRITOPE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1  THE COMPANY

Agritope, Inc. (the "Company" or "Agritope") is an Oregon corporation utilizing biotechnology to develop and market superior new plants and related products. Through its 61 percent owned subsidiary, Vinifera, Inc. ("Vinifera"), Agritope is also engaged in the business of propagation, growing, and distribution of grapevine plants. Agrimax Floral Products, Inc. ("Agrimax") is an inactive subsidiary that holds minority interests in two flower distribution businesses. See Note 3, Investment in Affiliated Companies. Agritope is a wholly owned subsidiary of Epitope, Inc. ("Epitope"), an Oregon corporation engaged in the development and marketing of medical diagnostic products.

Agritope Spin-off. In July 1997, Epitope's board of directors approved a management proposal to spin off Agritope, subject to obtaining financing for Agritope and the satisfaction of certain other conditions. Agritope has agreed to sell 1,343,704 shares of Agritope common stock in a private placement to certain investors for an aggregate price of $9,406,000, immediately after the spin-off. The spin-off will be accomplished by a distribution of Agritope common stock to Epitope's shareholders. Epitope will not own or control any shares of Agritope stock following the spin-off, which is expected to occur in December 1997.

Agritope and Epitope will enter into certain agreements governing the ongoing relationship between the companies after the spin-off, including a Separation Agreement, a Tax Allocation Agreement, a Transition Services and Facilities Agreement and an Employee Benefits Agreement. Pursuant to the Employee Benefits Agreement, Agritope has agreed to establish replacement plans that effectively continue to provide benefits available under current Epitope benefit plans.


NOTE 2  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation. The accompanying consolidated financial statements include the assets, liabilities, revenues and expenses of Agritope and its majority owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. Minority-owned investments and joint ventures are accounted for using the equity method. Investments of less than 20 percent are carried at cost or estimated net realizable value, whichever is lower. Intercompany balances with Epitope have been reflected as capital contributions (common stock) in the accompanying consolidated financial statements because they will be converted into a permanent capital contribution in conjunction with the spin-off.

The basis of presentation of these financial statements differs from the previously issued Agritope Group financial statements contained in Epitope's most recent Form 10-K and 10-Q filings. In the previously issued financial statements, cash and cash equivalents and the related interest income were
allocated  to  Agritope  in  connection  with  a  contemplated   targeted  stock
transaction. The targeted stock proposal was subsequently withdrawn by the Epitope board of directors. With respect to the spin-off, these items will not be transferred to Agritope and therefore have not been allocated to Agritope in these financial statements.

Certain corporate overhead services such as accounting, annual meeting costs, annual report preparation, audit, executive management, facilities, finance, general management, human resources, information systems, investor relations, legal services, payroll and SEC filings are provided by Epitope on a centralized basis for the benefit of Agritope ("Shared Services"). Such expenses have been allocated to Agritope in the accompanying financial

AGRITOPE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


statements using activity indicators which, in the opinion of management, represent a reasonable measure of Agritope's utilization of such Shared Services. These activity indicators, which are reviewed periodically and adjusted to reflect changes in utilization, include number of employees, number of computers, and level of expenditures. Management believes that the amount allocated for these Shared Services is not materially different from the amount which would be incurred by Agritope for such services provided on a stand-alone basis. Allocated Shared Services of $1,402,895, $1,069,249 and $1,892,370, respectively, for 1997, 1996 and 1995 are included under the caption "Selling, general and administrative expenses."

Cash and Cash Equivalents. For purposes of the consolidated balance sheets and statements of cash flows, all highly liquid investments with maturities at time of purchase of three months or less are considered to be cash equivalents.

Inventories. Inventories, consisting principally of growing grapevine plants at Vinifera, are recorded at the lower of average cost or market. Average cost includes all direct and indirect costs attributable to the growing grapevine plants. Inventory is summarized as follows:

SEPTEMBER 30                                                                               1997             1996
Work-in-process ................................................................      $ 1,387,706         $ 471,208
Finished goods .................................................................          693,589            38,537
                                                                                      -----------         ---------
                                                                                      $ 2,081,295         $ 509,745

Depreciation and Capitalization Policies. Property and equipment are stated at cost less accumulated depreciation. Expenditures for repairs and maintenance are charged to operating expense as incurred. Expenditures for renewals and betterments are capitalized. Depreciation and amortization of property and equipment are calculated primarily under the straight-line method over the estimated useful lives of the related assets (three to seven years). Leasehold improvements are amortized over the shorter of estimated useful lives or the terms of the related leases. When assets are sold or otherwise disposed of, cost and related accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is included in operations.

Accounting for Long-Lived Assets. The Company reviews its long-lived assets for impairment periodically or as events or circumstances indicate that the carrying amount of long-lived assets may not be recoverable. If the estimated net cash flows are less than the carrying amount of the long-lived assets, the Company recognizes an impairment loss in an amount necessary to write down long-lived assets to fair value as determined from expected discounted future cash flows. This accounting policy is consistent with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." See Note 3, Investment in Affiliated Companies.

Patents  and  Proprietary  Technology.   Direct  costs  associated  with  patent
submissions and acquired technology are capitalized and amortized over their minimum estimated economic useful lives, generally five years.

In August 1996, the Company amended the 1987 agreement pursuant to which it acquired its patented ethylene control technology. A co-inventor of the technology relinquished all rights to future compensation under the agreement in exchange for a one-time cash payment of $365,000, a research grant and a limited non-exclusive license to use the technology for one crop. The amount is included under the caption "Patents and proprietary technology" and is being amortized over 15 years, the remaining life of the related patent.

On November 11, 1996, the Company further amended the ethylene control technology agreement. A co-inventor

AGRITOPE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS






of the technology who is an officer of the Company relinquished all rights to future payments under the agreement in exchange for a one-time cash payment of $590,000. The amount is included under the caption "Patents and proprietary technology" and is being amortized over 15 years, the remaining life of the related patent.

Amortization and accumulated amortization are summarized as follows:

                                                                     1997                1996                  1995
Amortization for the year ended September 30,.............      $  63,489           $  42,456             $  23,964
Accumulated amortization .................................        143,396              79,907                37,451

Fair Value of Financial Instruments. The carrying amounts for cash equivalents, accounts receivable, and accounts payable approximate fair value because of the immediate or short-term maturity of these financial instruments. The carrying amount for installment notes payable and convertible notes approximates fair value because the related interest rates are comparable to rates currently available to the Company for debt with similar terms and maturities.

Revenue Recognition. Product sales are recognized when the related products are shipped. Grant and contract revenues include funds received under research and development agreements with various entities. These grants and contracts generally provide for progress payments as expenses are incurred and certain research milestones are achieved. Revenue related to such grants and contracts is recognized as research milestones are achieved. Accounts receivable are stated net of an allowance for doubtful accounts of $57 as of September 30, 1997 and $19,571 as of September 30, 1996.

Research and Development. Research and development expenditures are comprised of those costs associated with Agritope's ongoing research and development activities to develop superior new plants. Expenditures for research and development also include costs incurred under contracts to develop certain products, including those contracts resulting in grant and contract revenues. All research and development costs are expensed as incurred.

Income taxes. The Company accounts for certain revenue and expense items differently for income tax purposes than for financial reporting purposes. These differences arise principally from methods used in accounting for stock options and depreciation rates. Deferred tax assets and liabilities are recognized based on temporary differences between the financial statement and the tax bases of assets and liabilities using enacted tax rates in effect for the year in which the temporary differences are expected to reverse.

Stock-based Compensation. In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 allows companies which have stock-based compensation arrangements with employees to adopt a fair-value basis of accounting for stock options and other equity instruments or to continue to apply the existing accounting rules under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), but with additional financial statement disclosure. In November 1997, the Company adopted two stock-based compensation plans for employees. When options or other securities are issued under these plans, the Company expects to continue to apply the existing accounting rules under APB 25.

Net Loss Per Share. In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings Per Share ("SFAS 128"). This new standard is effective for interim and annual periods ending after December 15, 1997. SFAS 128 will require the reporting of "basic" and "diluted" earnings per share ("EPS") instead of "primary" and "fully diluted" EPS as required under current accounting principles. Basic EPS eliminates the common stock equivalents considered in calculating primary EPS. Diluted

AGRITOPE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS






EPS is similar to fully diluted EPS. Since Agritope had no common stock equivalents during the periods presented, basic EPS would have been the same as primary EPS and there would be no diluted EPS calculation.

Supplemental Cash Flow Information. Non-cash financing and investing activities not included in the consolidated statements of cash flows are summarized as follows:


YEAR ENDED SEPTEMBER 30                                            1997                 1996                   1995

Conversion of notes to equity (Note 5)...............     $   3,380,000        $           -          $     472,478
Minority interest contribution of capital (Note 6)...           742,752                    -                      -
Investment in affiliated companies (Note 3) .........                 -                    -              2,584,979

Management Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates relating to assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could vary from these estimates.

Reclassifications. Certain reclassifications have been made to prior years' data to conform with the current year's presentation. These reclassifications had no impact on previously reported results of operations or shareholders' equity.

NOTE 3  INVESTMENT IN AFFILIATED COMPANIES

Agrimax. Agritope's investment in affiliated companies includes two investments owned by Agrimax; a 9 percent interest in UAF, Limited Partnership ("UAF"), a fresh flower distribution operation in Charlotte, North Carolina, and a 19.5 percent interest in Petals USA, Inc. ("Petals"), an affiliate of a Canadian fresh flower wholesaler.

In May 1995, Agritope's wholly owned subsidiary, Agrimax, ceased operations as an independent entity. Agrimax had been engaged in the fresh flower packaging and distribution business. Also in May 1995, the Company surrendered control of its Charlotte facility and contributed inventory and operating supplies to a limited liability company ("LLC") 60 percent owned by Universal American Flowers, Inc. and 40 percent owned by the Company pursuant to an Operating and Transition Agreement (the "Agreement"). Pursuant to the Agreement, on October 27, 1995, the assets and liabilities of LLC and of Universal American Flowers, Inc., together with the Company's equipment and leasehold improvements located at the Charlotte facility, were transferred to a newly formed entity, UAF. UAF also assumed the liability for the lease of the Charlotte facility. In fiscal 1995, the Company removed the assets transferred to LLC from its books and recorded the cost of such assets as "Investment in affiliated companies," less a charge of $500,000, representing the Company's share in the losses of LLC during the intervening period in which a 40 percent interest was held, and estimated costs to discontinue the Agrimax business. Until May 1995, the Agrimax business was included in the Company's financial statements. From May 1995 through October 27, 1995, the Company followed the equity method of accounting for its investment in UAF in accordance with Accounting Principles Board Opinion No. 18 ("APB 18"). Since October 27, 1995, the investment in UAF has been accounted for under the cost method in accordance with APB 18. In 1996, the equity interest of Agrimax in UAF was reduced to 9 percent as the result of a recapitalization of UAF.

In 1996, Agrimax contributed the operating assets of its discontinued St. Paul, Minnesota operations to Petals, an

AGRITOPE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



unrelated company, in exchange for a 19.5 percent equity interest in Petals. No gain or loss was recognized on the transaction with Petals and the investment in Petals was recorded at the net book value of the contributed assets.

Based on information that became available on December 26, 1996, including information related to continued operating losses at UAF in the four months ended October 31, 1996, coupled with a shortfall in sales and larger operating loss than expected at Petals in the fourth quarter of calendar 1996, the Company recorded a non-cash charge to results of operations of $1,900,000 during the first quarter of fiscal 1997, reflecting the permanent impairment in the value of its investment in affiliated companies, and reducing the carrying value of the assets to management's estimate of the net realizable value.

In October 1997, the majority owner of Petals informed the Company that it had entered into negotiations to sell Petals to an unrelated third party. Under the proposed terms of sale, the Company's interest in Petals would be reduced to less than 10 percent. The Company was further informed that the majority owner did not intend to advance additional funds to Petals and that if a sale could not be consummated, intended that Petals would cease operations and liquidate its assets. Based on this information, the Company believes that its investment in Petals has more than temporarily declined and, accordingly, recorded an additional charge to operations of $358,080 in the fourth quarter of 1997.

The Company's investment in affiliated companies is summarized as follows:

SEPTEMBER 30                                                                          1997                     1996

Investment in UAF......................................................          $       -              $ 1,847,148
Investment in Petals...................................................                  -                  410,932
Vinifera Sud Americana.................................................            200,000                        -
Other investments......................................................             46,962                  190,543
                                                                                 ---------              -----------
Investment in affiliated companies.....................................          $ 246,962              $ 2,448,623

For the year ended September 30, 1995, the accompanying financial statements include revenue of $1,914,000 and an operating losses of $3,299,000 attributable to Agrimax. The accompanying statement of operations for the year ended September 30, 1995 includes the results of operations of Agrimax through May 1995 and also includes a charge of $500,000 to selling, general and administrative expenses attributable to the disposition of Agrimax's business.

Vinifera. In June 1995, Agritope agreed to sell its wholly owned grapevine plant propagation subsidiary, Vinifera, to VF Holdings, Inc. ("VF"), an affiliate of a Swiss investment group, pursuant to a stock purchase agreement. VF subsequently failed to make the payments required under the VF Agreement. As part of a settlement of claims based on VF's default, VF retained a 4 percent minority interest in Vinifera and relinquished the remaining interest to Agritope in August 1996. Additional minority investors in Vinifera reduced Agritope's ownership to 76 percent as of September 30, 1996, and to 61 percent as of September 30, 1997.

The reacquisition of Vinifera in August 1996 has been accounted for under the purchase method. The net purchase price of $916,000 has been allocated to tangible net assets. Vinifera's results of operations are included in the consolidated statements of operations from October of 1994 through May of 1995, for the month of September 1996 and for all of 1997. The following summarized, unaudited pro forma results of operations are presented as if the reacquisition had occurred on the first day of each period shown.

AGRITOPE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS






                                                            YEAR ENDED SEPTEMBER 30
                                     1996                                     1995
                                        Pro forma                                Pro forma
                          Historical   adjustments   Pro forma      Historical   adjustments       Pro forma

Revenues...................$  585,485   $ 833,949   $1,419,434      $2,109,688     $276,588        $2,386,276
Net loss...................(2,501,268) (1,464,002)  (3,965,270)     (8,045,218)    (460,296)       (8,505,514)
Net loss per share              (1.25)       (.73)       (1.98)          (4.02)        (.23)            (4.25)

In 1997, Vinifera made a $200,000 investment in Vinifera Sudamericana, S.A. ("VSA"), an Argentina joint venture established to propagate and market grapevine plants to the growing South American wine industry. Vinifera owns a 20 percent interest in VSA and accounts for this investment under the cost method.

NOTE 4  PROPERTY AND EQUIPMENT

Property and equipment are summarized as follows:

SEPTEMBER 30                                                                          1997                     1996

Land ..................................................................      $      30,020             $     30,020
Grapevine propagation blocks ..........................................          1,160,430                  384,063
Production equipment...................................................             79,289                   38,075
Buildings and improvements ............................................          2,127,237                  717,508
Research and development laboratory equipment .........................            353,380                  220,919
Office furniture and equipment ........................................            191,290                  140,452
Leasehold improvements.................................................             23,962                   23,962
Construction in progress ..............................................             10,000                  499,981
                                                                             -------------             ------------
                                                                                 3,975,608                2,054,980
Less accumulated depreciation and amortization ........................         (1,225,820)                (768,783)
                                                                             -------------             ------------
                                                                             $   2,749,788             $  1,286,197


NOTE 5  LONG-TERM DEBT

On June 30, 1992, Agritope completed a private placement with several European institutional investors pursuant to which $5,495,000 of convertible notes were issued. The notes were unsecured, matured on June 30, 1997 and bore interest at the rate of 4 percent per annum which was payable on each June 30 and December
31. The notes were convertible into common stock of Epitope at a conversion price of $19.53 per share.

During the year ended September 30, 1995, investors exchanged $449,991 principal amount of convertible notes for Epitope common stock at a price of $19.53 per share. Following these conversions, Epitope made a capital contribution to Agritope equal to the amount of Epitope stock issued. In conjunction with the exchange, unamortized debt issuance costs of $22,487 related to such notes were recognized as equity issuance costs during 1995.

AGRITOPE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS






In November 1996, Epitope exchanged $3,380,000 principal amount of Agritope convertible notes for 250,367 shares of common stock of Epitope at a reduced exchange price of $13.50 per share. The exchange price had previously been fixed at $19.53 per share. Accordingly, Agritope recognized a charge to results of operations of $1,216,654 in the first quarter of fiscal 1997 representing the conversion expense. In conjunction with the exchange, unamortized debt issuance costs of $86,134 related to such notes were recognized as equity issuance costs during 1997. Concurrent with the note conversion, Epitope made a $4,529,009 capital contribution to Agritope. On June 30, 1997, Agritope paid in full the remaining $240,000 principal amount outstanding.

Debt issuance costs were included in other assets and were being amortized over the five-year life of the notes. Amortization expense of debt issuance costs for the years ended September 30, 1997, 1996 and 1995, respectively, totaled $2,687, $108,257 and $96,136.

NOTE 6  SHAREHOLDER'S EQUITY

Authorized Capital Stock. At September 30, 1997, Agritope's amended articles of incorporation authorized 1,000,000 shares of preferred stock and 20,000,000 shares of common stock. The Company's board of directors has authority to determine preferences, limitations and relative rights of the preferred stock.

Common Stock. Cash and cash equivalents provided to Agritope by Epitope have been reflected in common stock. Also reflected in common stock are certain transactions in Epitope common stock. The exchange of shares of Epitope common stock for Agritope convertible debt and the related write-off of debt issuance costs have been reflected as Agritope common stock.

As employees of a wholly owned subsidiary of Epitope, the employees of Agritope and its subsidiaries have participated in stock award, employee stock purchase and other benefit plans of Epitope. Compensation expense recognized for Epitope stock grants and awards to Agritope employees totaling $53,895 in 1997, $243,664 in 1996 and $388,373 in 1995, has been recognized as operating expenses and common stock of Agritope.

In the first quarter of fiscal 1997, a minority shareholder in Vinifera contributed $100,000 to Vinifera in satisfaction of a stock subscription agreement. In the third quarter of fiscal 1997, Agritope sold 770,000 shares of common stock of Vinifera to outside parties for $1,540,000 in cash. In accordance with the terms of the related stock purchase agreements, Agritope contributed the proceeds of these stock sales to Vinifera's capital. These sales of previously issued shares of Vinifera common stock reduced percentage ownership of Vinifera voting stock from 76 percent to 61 percent.

AGRITOPE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS






NOTE 7  INCOME TAXES

As of September 30, 1997, Agritope had net operating loss carryforwards of approximately $34.1 million and $21.2 million, respectively, to offset federal and Oregon state taxable income. These net operating loss carryforwards will expire if not used by Agritope, as follows:

YEAR OF EXPIRATION                                                                 FEDERAL                   OREGON

2004...................................................................      $     111,000           $      111,000
2005...................................................................            317,000                  317,000
2006...................................................................            941,000                  941,000
2007...................................................................          2,620,000                2,620,000
2008...................................................................          6,733,000                4,847,000
2009...................................................................          8,327,000                2,179,000
2010...................................................................          8,477,000                3,765,000
2011...................................................................          2,249,000                2,168,000
2012...................................................................          4,279,000                4,279,000
                                                                             -------------           --------------
                                                                             $  34,054,000           $   21,227,000

Significant components of Agritope's deferred tax asset were as follows:

SEPTEMBER 30                                                                          1997                     1996

Net operating loss carryforwards.......................................      $  12,215,000           $   10,862,000
Deferred compensation..................................................            513,000                  493,000
Research and experimentation credit carryforwards......................            418,000                  339,000
Accrued expenses.......................................................            805,000                   15,000
Other..................................................................            622,000                   59,000
                                                                             -------------           --------------
Gross deferred tax assets..............................................         14,573,000               11,768,000
Valuation allowance....................................................        (14,573,000)             (11,768,000)
                                                                             -------------            -------------
Net deferred tax asset.................................................      $           -           $            -


No benefit for Agritope's deferred tax assets has been recognized in the accompanying financial statements as they do not satisfy the recognition criteria set forth in SFAS 109. The valuation allowance increased by $2.8 million in 1997. The research and experimentation tax credit carryforwards will generally expire from 2004 through 2011 if not used by Agritope. Net operating loss and tax credit carryforwards incurred by Agritope through the date of the spin-off (see Note 1, The Company--Agritope Spin-off) will continue as carryforwards of Agritope after the date of distribution. The issuance of voting stock in future years may result in a change of ownership under federal tax rules and regulations. Upon occurrence of such a change in ownership, utilization of existing tax loss and tax credit carryforwards would be subject to cumulative annual limitations.

The expected federal statutory tax benefit of $3.0 million for the year ended September 30, 1997 is increased by approximately $323,000 for the effect of state and local taxes (net of federal impact), and decreased by approximately $2.8 million for the effect of the increase in valuation allowance, and by $433,000 for permanent differences consisting primarily of debt to equity conversion costs.

The 1997 consolidated financial statements include the financial results of Vinifera, a 61 percent owned subsidiary

AGRITOPE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS






(see Note 3). However, the tax disclosures above do not include the deferred tax assets and related valuation allowance for Vinifera's carryforwards since Vinifera is not included in the consolidated group for tax purposes. Vinifera files its tax return separately on a stand-alone basis.


NOTE 8  RESEARCH AND DEVELOPMENT ARRANGEMENTS

Agritope performed research work in 1997, 1996 and 1995 with respect to grapevine disease diagnostics funded by a grant from the U.S. Department of Agriculture under the Small Business Innovation Research Program and in 1996 and 1995 with respect to raspberries which was partially funded by Sweetbriar Development, Inc. under a License Agreement dated October 18, 1994. Agritope has also received grant support from the U.S. Department of Agriculture, Oregon Strawberry Commission, and Oregon Raspberry & Blackberry Commission for antifungal biocontrol research and from several strategic partners.

Revenues from research and development arrangements are included in the accompanying consolidated statements of operations under the caption "Grants and contracts." Expenses related to such arrangements are included under the caption "Research and development costs." The activity related to these arrangements is summarized as follows:

YEAR ENDED SEPTEMBER 30                                              1997                1996                  1995

Government research grants................................    $    30,228         $   144,987           $    16,358
Research projects with strategic partners.................         52,770             326,462                40,000
Other.....................................................         31,694             114,036                38,012
                                                              -----------         -----------           -----------
                                                              $   114,692         $   585,485           $    94,370

Project related expenses..................................    $   272,309         $   461,460           $   318,401

In October 1997, Agritope was awarded a U.S. Department of Commerce grant totaling $990,000 and covering a three-year period. Agritope was awarded the grant for use in the application of its proprietary ripening control technology to certain tree fruits and bananas.

NOTE 9  COMMITMENTS AND CONTINGENCIES

Vinifera  leases  office  and  greenhouse   facilities   under  operating  lease
agreements which require minimum annual payments as follows:

YEAR ENDING SEPTEMBER 30

1998 .....................................................                                           $      153,000
1999 .....................................................                                                  153,000
2000 .....................................................                                                  153,000
2001 .....................................................                                                   53,000
                                                                                                     --------------
                                                                                                     $      512,000

AGRITOPE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS






Agritope also occupies office, greenhouse and laboratory facilities which are leased by Epitope. The occupancy costs associated with these facilities are allocated to Agritope on the basis of square footage utilized. Rent expense incurred by Agritope, including amounts allocated by Epitope, aggregated $326,388, $218,100 and $353,816 for the years ended September 30, 1997, 1996 and
1995, respectively.

Agritope is also contingently liable for a lease which has been assigned to UAF and the lease of property which has been subleased to Petals in the following amounts:

YEAR ENDING SEPTEMBER 30

1998......................................................                                           $      341,304
1999......................................................                                                  347,104
1999......................................................                                                   55,701
                                                                                                     --------------
                                                                                                     $      744,109

During 1997, the Company accrued its contingent obligation under these leases as both UAF and Petals have defaulted on the related subleases. A charge of $744,109 is reflected in other expense in 1997.


NOTE 10  PROFIT SHARING AND SAVINGS PLAN

Epitope established a profit sharing and deferred salary savings plan in 1986 and restated the plan in 1991. All Agritope employees are eligible to participate in the plan. In addition, the plan permits certain voluntary employee contributions to be excluded from the employees' current taxable income under the provisions of Internal Revenue Code Section 401(k) and the regulations thereunder. Effective October 1, 1991, Epitope replaced a discretionary profit sharing provision with a matching contribution (either in cash, shares of Epitope common stock, or partly in both forms) equal to 50 percent of an employee's basic contribution, not to exceed 2.5 percent of an employee's compensation. The board of directors of Epitope has the authority to increase or decrease the 50 percent match at any time. During 1997, 1996 and 1995, respectively, Agritope was charged $33,063, $14,500 and $29,877 by Epitope for its share of the matching contribution under the plan.


NOTE 11  SUBSEQUENT EVENTS

Delaware Reincorporation; Recapitalization. In November 1997, in connection with the spin-off of Agritope by Epitope, Agritope agreed to merge with Agritope, Inc., a newly formed Delaware corporation. The purpose of the merger is to change the Company's domicile from Oregon to Delaware and increase the Company's authorized capital stock to 30 million shares of common stock, par value $.01 per share, and 10 million shares of preferred stock, par value $.01 per share.

On November 25, 1997, the Agritope board of directors declared a stock dividend of approximately 690,866 shares of Agritope common stock to the sole Agritope stockholder, with the exact number of shares to be issued as a dividend to be the number needed to effect the spin-off based on a distribution ratio of one share of Agritope common stock for each five shares of Epitope common stock outstanding on the record date for the spin-off. Thus, approximately 2,690,866 shares of Agritope common stock will be distributed to the shareholders of Epitope in the spin-off.

AGRITOPE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




Stock Award Plan. In November 1997, the Agritope, Inc. 1997 Stock Award Plan (the "Award Plan") was adopted by Agritope's board of directors and approved by Epitope as Agritope's sole stockholder. The Award Plan provides for stock-based awards to employees, outside directors, members of scientific advisory committees and other consultants. Awards which may be granted under the Award Plan include incentive stock options, nonqualified stock options, stock appreciation rights, restricted awards, performance awards and other stock-based awards.

The Award Plan provides for the issuance of a total of up to 2,000,000 shares of Agritope common stock, subject to adjustment for changes in capitalization. Options to purchase a total of 1,253,394 shares, having exercise prices of $5.25 to $7.00 per share, have been granted to officers, employees and nonemployee directors of Agritope under the Award Plan. In connection with the grants, Agritope will incur compensation expense of $1,995,440, which will be amortized over the four-year vesting period of the options.

Employee Stock Purchase Plan. Also in November 1997, Agritope's board of directors and Epitope, as Agritope's sole stockholder, approved the Agritope, Inc. 1997 Employee Stock Purchase Plan (the "Purchase Plan"), covering up to 250,000 shares of Agritope common stock which Agritope employees may subscribe to purchase during offering periods to be established from time to time. The Compensation Committee of Agritope's board of directors was granted authority to determine the number of offering periods, the number of shares offered, and the length of each period. No more than three offering periods (other than Special Offering Subscriptions as defined in the Purchase Plan) may be set during each fiscal year. The purchase price for stock purchased under the Purchase Plan is the lesser of 85 percent of the fair market value of a share on the last trading day before the offering date established for the offering period and 85 percent of the fair market value of a share on the date the purchase period ends (or any earlier purchase date provided for in the Purchase Plan).

Employee Stock Ownership Plan. Agritope's board of directors adopted the Agritope, Inc. Employee Stock Ownership Plan ("ESOP") in November 1997. After the spin-off, all employees, except excluded classes, of Agritope and those of its affiliates which elect to participate will be eligible to participate in the ESOP. The employers' contribution to the ESOP each year will be determined by the Agritope board of directors, and may be made either in Agritope common stock or in cash. Contributions are allocated to participants in proportion to their compensation. Contributions vest over a six -year period, or upon the participant's earlier death, disability, or attainment of age 65.

401(k) Profit Sharing Plan. Agritope established the Agritope, Inc. 401(k) Profit Sharing Plan (the "401(k) Plan") in November 1997. After the spin-off, all employees (including officers), other than excluded classes, will be eligible to participate. Participants may contribute up to 17 percent of their cash compensation on a before-tax basis, subject to an annual maximum amount which is adjusted for the cost of living ($9,500 for 1997). The first 5 percent of a participant's compensation is eligible for a discretionary, pro-rata employer matching contribution which will be invested in Agritope common stock. Agritope has not yet made any contributions to the 401(k) Plan and the plan does not hold any shares of Agritope common stock.

Research and Development Agreement. As of December 5, 1997, Agritope and Vilmorin & Cie ("Vilmorin") had entered into a research and development agreement covering certain vegetable and flower crops. Under the terms of the research agreement, Vilmorin will provide certain proprietary seed varieties and germplasm for use by Agritope in research and development projects to be funded by Vilmorin, in which Agritope technology, and possibly Vilmorin technology, will be applied to the various covered crops. The specific research projects to be conducted will be determined by agreement of the parties. Unless otherwise agreed, Vilmorin will pay, on a quarterly basis, all Agritope's out-of-pocket expenses, including employee salaries and overhead, for each selected

AGRITOPE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS





research project.

Agritope and Vilmorin have agreed to negotiate in good faith the terms of future commercialization agreements applicable to any commercial-stage products that arise out of Vilmorin-funded research. If the parties are unable to agree, commercialization terms will be determined by binding arbitration.

Agritope's board of directors has designated 1 million shares of Agritope preferred stock, par value $.01 per share, as Series A Preferred Stock ("Series A Convertible Preferred"). Series A Convertible Preferred has preemptive rights and the right to elect a director, but otherwise has rights substantially equivalent to Agritope common stock and is convertible at any time into shares of Agritope common stock, initially on a share-for-share basis. In connection with the research agreement, Vilmorin has agreed to purchase 214,285 shares of Series A Convertible Preferred at a price of $7 per share. Agritope has also agreed to grant Vilmorin an option, expiring on January 15, 1998, to acquire all or any portion of the remaining 785,714 shares of Series A Convertible Preferred at $7 per share. Vilmorin has agreed to provide additional funding totaling $1 million either by exercising its option to purchase Series A Convertible Preferred or through the financing of research and development projects.

                                     PART II

INFORMATION NOT REQUIRED IN INFORMATION STATEMENT/PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution.


                                                           Amount



SEC Registration Fee...............................       $  1,550

Accounting Fees and Expenses*......................       $ 25,000

Legal Fees and Expenses*...........................       $150,000

Blue Sky Fees and Expenses*........................       $  4,900

Printing, including Registration Statement,               $ 50,000
  Information Statement/Prospectus, etc.*..........

Miscellaneous Expenses*............................       $ 34,550
                                                          --------

                  TOTAL EXPENSES*..................       $266,000

------------

         *Estimated



Item 14.  Indemnification of Directors and Officers.

         Indemnification. Generally, the Delaware General Corporation Law (the "DGCL") requires the indemnification of an individual made a party to a proceeding because the individual is or was a director, officer, employee or agent of the corporation against reasonable expenses incurred by the director, officer, employee or agent in the proceeding if the individual is wholly successful on the merits or otherwise. In addition, the DGCL allows a corporation to indemnify a director, officer, employee or agent of the corporation if:

                  (a)  The conduct of the individual was in good faith;

                  (b) The individual reasonably believed that the individual's conduct was in the best interests of the corporation, or at least not opposed to its best interests;

                  (c) In the case of any criminal proceeding, the individual had no reasonable cause to believe that the individual's conduct was unlawful; and

                  (d) In the case of any proceeding by or in the right of the corporation, the individual was not adjudged liable to the corporation.

         The DGCL provides that the indemnification described above is not exclusive of any other rights to which directors, officers, employees or agents may be entitled under the corporation's bylaws, or under any agreement, vote of stockholders or disinterested directors or otherwise.

         Article 8 of the certificate of incorporation of the Registrant permits the Registrant to indemnify its directors, officers, employees, and agents to the fullest extent permitted by law. Article 8 of the bylaws of the Registrant requires such indemnification as to directors and officers, against expenses and liability (other than in a proceeding by or in the right of the Registrant), including attorney fees, actually and reasonably incurred by such individual in connection with any threatened, pending, or completed action, suit, or proceeding to which the individual is a party because of service to the Registrant. Article 8 of the bylaws further provides that the foregoing right of indemnification is not exclusive of any other rights to which the individual may be entitled under the DGCL, certificate of incorporation, bylaws, agreement, vote of stockholders or disinterested directors or otherwise. The Registrant may, but is not required to, offer the same rights of indemnification, on a case-by-case basis, to its employees and agents.

         In addition to the foregoing right of indemnity, the Registrant will enter into indemnification agreements with all of its officers and directors, the forms of which are filed as Exhibits 10.11 and 10.12 hereto. Each indemnification agreement makes provisions of the DGCL relating to permissive indemnification mandatory and therefore restates the Registrant's obligation as set forth in the bylaws, as discussed above. In addition, each indemnification agreement sets forth the Registrant's obligation to indemnify the party to the agreement in the event that the indemnitee is entitled to indemnification of some but not all liability and expenses. The indemnification agreements and the bylaws also set forth procedures for the defense of claims by the Registrant.

         Section 174 of the DGCL provides in substance that any director held liable pursuant to that section for the unlawful payment of a dividend or other distribution of assets of a corporation shall be entitled to contribution from the stockholders who accepted the dividend or distribution, knowing the dividend or distribution was made in violation of the DGCL. The section also provides that any such director shall be entitled to contribution from the other directors who voted for or concurred in the unlawful dividend, stock purchase or stock redemption.

         The Registrant understands that the current position of the Securities and Exchange Commission is that any indemnification of liabilities arising under the Securities Act of 1933, as amended, is against public policy and is, therefore, unenforceable.

         The general effect of these provisions is to indemnify directors and officers of the Registrant against all costs and expenses of liability incurred by them in connection with any action, suit or proceeding in which they are involved by reason of their affiliation with the Registrant, to the fullest extent permitted by law.

         Insurance.   The  Registrant  intends  to  carry  insurance  protecting officers and directors against certain liabilities that they may incur in their capacities as such.

Item 15.  Recent Sales of Unregistered Securities.


         Agritope will sell 1,343,704 shares of Agritope Common at a price of $7 per share in the Regulation S Sale to certain foreign investors for an aggregate price of $9.4 million. Agritope expects that proceeds from the Regulation S Sale will be received immediately following the Distribution. Agritope and Vilmorin have also agreed to the Preferred Stock Sale for the sale of 214,285 shares of Agritope Series A Convertible Preferred at a price of $7 per share for an aggregate purchase price of $1.5 million. In addition, Agritope has granted Vilmorin the Series A Option, exercisable by Vilmorin or its designees and expiring January 15, 1998, to purchase up to 785,715 additional shares of Series A Convertible Preferred at a price of $7 per share. Subscribers in the Regulation S Sale have entered stock purchase agreements and have deposited the purchase price in an escrow account, pending completion of the Distribution and the closing of the Regulation S Sale. Shares sold in the Regulation S Sale and the sale of Series A Convertible Preferred will not be registered under the Securities Act in reliance upon the exemption from registration provided by Regulation S.

         To facilitate the December 1997 merger (the "Merger") of Agritope, Inc., an Oregon corporation, with and into the Registrant, on November 14, 1997, the Registrant issued one share of its common stock, par value $.01 per share, to Epitope, Inc., an Oregon corporation, in consideration for Epitope's payment to the Registrant of $100. The share was canceled when the Merger took effect.

Item 16.  Exhibits and Financial Statement Schedules.

         (a) The exhibits to the Registration Statement required by Item 601 to Regulation S-K are listed in the accompanying index to exhibits.

         (b) No  financial  statement  schedules  have been  filed  because  the requested information is not applicable or is provided as part of the consolidated financial statements in the Information Statement/Prospectus included in this Registration Statement.

Item 17.  Undertakings.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 5 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Beaverton, state of Oregon, on December 19, 1997.

                                   AGRITOPE, INC.


                                   By /s/ Gilbert N. Miller
                                     Gilbert N. Miller, Executive Vice President
                                     and Chief Financial Officer

         Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 5 to the Registration Statement has been signed on December 19, 1997, by the following persons in the capacities indicated.

Signature                                                     Title

* ADOLPH J. FERRO, PH.D.                                     Chairman of the Board, President, Chief
Adolph J. Ferro, Ph.D.                                       Executive Officer and Director
                                                             (Principal Executive Officer)

/s/ Gilbert N. Miller                                        Executive Vice President,
Gilbert N. Miller                                            Chief Financial Officer, Secretary and Director
                                                             (Principal Financial Officer and
                                                             Principal Accounting Officer)

*W. CHARLES ARMSTRONG                                        Director
W. Charles Armstrong


*ROGER L. PRINGLE                                            Director
Roger L. Pringle


*NANCY L. BUC                                                Director
Nancy L. Buc


*MICHEL de BEAUMONT                                          Director
Michel de Beaumont


*By /s/ Gilbert N. Miller
   Gilbert N. Miller
   (Attorney-in-Fact)


                                  EXHIBIT INDEX

Number            Description


2.* Separation Agreement between Epitope, Inc. ("Epitope"), and Agritope, Inc. ("Agritope"), dated as of December 1, 1997.

3.1*              Certificate of Incorporation of Agritope.

3.2*              Bylaws of Agritope.

3.3* Certificate of Designation, Preferences and Rights of the Series A Preferred Stock.

4.1               Form of Common Stock Certificate.

4.2 Form of Rights Agreement between Agritope and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, which includes as Exhibit A the Designation of Terms of the Series B Junior Participating Preferred Stock and as Exhibit B the form of Rights Certificate, as amended.

4.3* Form of stock purchase agreement in connection with the Regulation S Sale.

4.4*              Preferred  Stock  Purchase   Agreement  between  Agritope  and
                  Vilmorin dated December 5, 1997.

5.                Opinion of Tonkon Torp LLP.

8.                Opinion of Miller, Nash, Wiener, Hager & Carlsen LLP.

10.1* Transition Services and Facilities Agreement between Epitope and Agritope, dated as of December 1, 1997.

10.2* Tax Allocation Agreement between Epitope and Agritope, dated as of December 1, 1997.

10.3 Amended and Restated Employee Benefits Agreement between Epitope and Agritope, dated as of December 19, 1997.

10.4*             Agritope, Inc. 1997 Stock Award Plan.

10.5*             Agritope, Inc. 1997 Employee Stock Purchase Plan.

10.6*             Form of Employment  Agreement  between  Agritope and Adolph J.
                  Ferro, Ph.D.

10.7*             Form of Employment  Agreement  between Agritope and Gilbert N.
                  Miller.

10.8*             Form of Employment  Agreement  between Agritope and Richard K.
                  Bestwick, Ph.D.

10.9*             Form of Employment  Agreement  between Agritope and Matthew G.
                  Kramer.

10.10*            Employment  Agreement  between  Vinifera,  Inc.  and Joseph A.
                  Bouckaert.

10.11*            Form of Indemnification Agreement for directors.

10.12*            Form of Indemnification Agreement for officers.

10.13* Lease of Land and Certain Improvements located at 4288 Bodega Avenue entered into by and between Gianni Neve and Maria Neve, Landlord, and Vinifera, Inc., Tenant, dated as of February 1, 1996.

10.14* Option to License and Research Support Agreement between the Salk Institute for Biological Studies and Epitope dated February 25, 1997, including Amendment dated July 25, 1997, and Assignment between Agritope and Epitope. Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

10.15 Superior Tomato Associates, L.L.C. Operating Agreement dated February 19, 1996, including Assignment and Assumption Agreement between the Company and Andrew and Williamson Sales, Co.

10.16 Form of Restated Placement Agent Agreement between American Equities Overseas Inc., and Agritope.

10.17** Form of Warrant Agreement to be issued to Vector Securities in partial consideration for services in connection with the Distribution.

10.18 Form of Warrant Agreement to be issued in connection with the Regulation S Sale.

10.19* Research and Development Agreement between Agritope and Vilmorin & Cie, dated as of December 5, 1997. Portions of this exhibit have been omitted pursuant to a request for confidential treatment.


10.20* Assignment and Modification of Lease dated November 7, 1997 among Pacific Realty Associates, L.P. ("Pacific"), American Show Management, Inc. ("ASM"), and Agritope, Lease Amendment dated June 3, 1996, between Pacific and ASM, and Lease dated October 4, 1995, between Pacific and ASM.

21. The subsidiaries of Agritope are Vinifera, Inc., an Oregon corporation, and Agrimax Floral Products, Inc., a Minnesota corporation. Agritope owns a 662/3 percent interest in Superior Tomato Associates, L.L.C.

23.1*             Consent of Price Waterhouse LLP.

23.2              Consent of Tonkon Torp LLP (included in Exhibit 5).

23.3 Consent of Miller, Nash, Wiener, Hager & Carlsen LLP (included in Exhibit 8).

24.*              Powers of attorney

27.*              Financial Data Schedule.




Other exhibits listed in Item 601 of Regulation S-K are not applicable.

*   Previously filed

**  To be filed by amendment